As filed with the Securities and Exchange Commission on May 4, 2015

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SEACOAST BANKING CORPORATION OF FLORIDA

(Exact name of registrant as specified in its charter)

Florida	6022	59-2260678
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

815 Colorado Avenue
Stuart, Florida 34994
(772) 287-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dennis S. Hudson, III
Chief Executive Officer
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, Florida 34994
(772) 287-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Randolph A. Moore III Alston & Bird LLP One Atlantic Center 1201 W. Peachtree Street Atlanta, Georgia 30309 Telephone: (404) 881-7000	J. Russell Greene Grand Bankshares, Inc. 2055 Palm Beach Lakes Blvd. West Palm Beach, Florida 33409 Telephone: (561) 615-5000	John P. Greeley Smith Mackinnon, PA 255 South Orange Avenue, Suite 1200 Orlando, Florida 32801 Telephone: (407) 843-7300

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered		Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Stock $0.10 par value	1,090,492	(1)	Not applicable	$13,727,456	$1,595.13

(1)	The maximum number of full shares issuable upon consummation of the transaction described herein. Pursuant to Rule 416, this registration statement also covers additional shares that may be issued as a result of stock splits, stock dividends or similar transactions.
(2)	Computed in accordance with Rule 457(f)(2) solely for the purpose of calculating the registration fee and based upon $3.92 (the book value as of March 31, 2015 of the 3,501,902 shares of Grand Bankshares, Inc. common and preferred A stock to be acquired).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 4, 2015

PROXY STATEMENT/PROSPECTUS

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

To the Shareholders of Grand Bankshares, Inc.:

On March 25, 2015, Seacoast Banking Corporation of Florida, or Seacoast, Seacoast National Bank, or SNB, Grand Bankshares, Inc., or Grand, and Grand Bank & Trust of Florida, or Grand Bank, entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”) that provides for the combination of our two bank holding companies. Under the merger agreement, Grand will merge with and into Seacoast, with Seacoast as the surviving corporation (which we refer to as the “merger”). Immediately following the merger, Grand Bank will merge with and into SNB, with SNB as the surviving bank (which we refer to as the “bank merger” and collectively with the merger, the “mergers”). The acquisition will more than double Seacoast's existing position in Palm Beach County to create one of the largest local community banks in the market. The combined franchise will have approximately $2.8 billion of deposits and 45 branches.

In the merger, each share of Grand common and preferred A stock (except for specified shares of Grand common stock held by Grand and any dissenting shares) will be converted into the right to receive 0.3114 shares of Seacoast common stock (which we refer to as the “exchange ratio” or the “stock consideration”). In addition, Seacoast will pay approximately $1.48 million in cash for all of Grand’s outstanding shares of preferred B stock, representing the par value of $1,000 per share of preferred B stock (which we refer to as the “preferred B consideration,” and collectively with the stock consideration, the “aggregate merger consideration”). Although the number of shares of Seacoast common stock that Grand shareholders will receive is fixed, the market value of the stock consideration will fluctuate with the market price of Seacoast common stock and will not be known at the time Grand shareholders vote on the merger agreement. Based on the closing price of Seacoast’s common stock on the NASDAQ Global Select Market on            , 2015, the last practicable date before the date of this document, the value of the per share merger consideration payable to holders of Grand common stock and preferred A stock was approximately $     . We urge you to obtain current market quotations for Seacoast (trading symbol “SBCF”) because the value of the per share stock consideration will fluctuate.

Based on the current number of shares of Grand common stock and preferred A stock outstanding and reserved for issuance under employee benefit plans, Seacoast expects to issue approximately 1.09 million shares of common stock to Grand shareholders in the aggregate upon completion of the merger. Based on these numbers, upon completion of the merger, current Grand shareholders would own approximately 3.2% of the common stock of Seacoast immediately following the merger. However, any increase or decrease in the number of shares of Grand common stock and preferred A stock outstanding that occurs for any reason prior to the completion of the merger would cause the actual number of shares issued upon completion of the merger to change.

Grand will hold a special meeting of its shareholders in connection with the merger. Holders of Grand common stock and preferred A stock, voting together as a single class, and holders of Grand preferred B stock, voting as a separate class, will be asked to vote to approve the merger agreement and related matters as described in this proxy statement/prospectus. Grand shareholders will also be asked to approve the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger agreement and related matters, as described in proxy statement/prospectus.

The special meeting of Grand shareholders will be held on            , 2015 at [    ], [    ], West Palm Beach, Florida, at [•] local time.

Grand’s board of directors has determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Grand and its shareholders, has unanimously approved the merger agreement and recommends that Grand shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the proposal to adjourn the Grand special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger agreement.

This document, which serves as a proxy statement for the special meeting of Grand shareholders and as a prospectus for the shares of Seacoast common stock to be issued in the merger to Grand shareholders, describes the special meeting of Grand, the merger, the documents related to the merger and other related matters. Please carefully read this entire proxy statement/prospectus, including “Risk Factors,” beginning on page 15, for a discussion of the risks relating to the proposed merger. You also can obtain information about Seacoast from documents that Seacoast has filed with the Securities and Exchange Commission.

If you have any questions concerning the merger, Grand shareholders should contact J. Russell Greene, President and Chief Executive Officer, 2055 Palm Beach Lakes Blvd, West Palm Beach, Florida 33409 at (561) 615-5000. We look forward to seeing you at the meeting.

J. Russell Greene
President and Chief Executive Officer
Grand Bankshares, Inc.

Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, nor any state securities commission or any other bank regulatory agency has approved or disapproved the merger, the issuance of the Seacoast common stock to be issued in the merger or the other transactions described in this document or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Seacoast or Grand, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is            , 2015, and it is first being mailed or otherwise delivered to the shareholders of Grand on or about            , 2015.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON            , 2015

To the Shareholders of Grand Bankshares, Inc.:

Grand Bankshares, Inc. (“Grand”) will hold a special meeting of shareholders at [    ] p.m. local time, on            , 2015, at [    ], West Palm Beach, Florida [    ], for the following purposes:

•	for holders of Grand common stock, preferred A stock and preferred B stock, to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of March 25, 2015, by and among Seacoast Banking Corporation of Florida, Seacoast National Bank, Grand and Grand Bank & Trust of Florida, pursuant to which Grand will merge with and into Seacoast Banking Corporation of Florida, as more fully described in the attached proxy statement/prospectus; and
•	for holders of Grand common stock, to consider and vote upon a proposal to adjourn the Grand special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger agreement.

We have fixed the close of business on            , 2015 as the record date for the Grand special meeting. Only holders of record of Grand common stock, preferred A stock and preferred B stock at that time are entitled to notice of, and to vote at, the Grand special meeting, or any adjournment or postponement of the Grand special meeting. In order for the merger agreement to be approved, at least: (i) a majority of the outstanding shares of Grand common and preferred A stock, voting together as a single class, and (ii) 50% of the outstanding shares of Grand preferred B stock, voting as a separate class, must be voted in favor of the proposal to approve the merger agreement. The special meeting may be adjourned from time to time upon approval of holders of Grand common stock without notice other than by announcement at the meeting of the adjournment thereof, and any and all business for which notices hereby given may be transacted at such adjourned meeting.

Grand shareholders have appraisal rights under Florida state law entitling them to obtain payment in cash for the fair value of their shares, provided they comply with each of the requirements under Florida law, including not voting in favor of the merger agreement and providing notice to Grand. For more information regarding appraisal rights, please see “The Merger — Appraisal Rights for Grand Shareholders” beginning on page 43.

Your vote is very important. We cannot complete the merger unless Grand’s common and preferred A shareholders, voting together as a single class, and Grand’s preferred B shareholders, voting as a separate class, approve the merger agreement.

Regardless of whether you plan to attend the Grand special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope as described on the proxy card. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

The enclosed proxy statement/prospectus provides a detailed description of the special meeting, the merger, the documents related to the merger, including the merger agreement, and other related matters. We urge you to read the proxy statement/prospectus, including any documents incorporated in the proxy statement/prospectus by reference, and its appendices carefully and in their entirety. If you have any questions concerning the merger or the proxy statement/prospectus, would like additional copies of the proxy statement/prospectus or need help voting your shares of Grand common or preferred stock, please contact J. Russell Greene (President and Chief Executive Officer) or James R. Odza (Corporate Secretary and Treasurer), at (561) 615-5000.

Grand’s board of directors has unanimously approved the merger and the merger agreement and recommends that Grand shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger agreement.

By Order of the Board of Directors,

J. Russell Greene
President and Chief Executive Officer

West Palm Beach, Florida
           , 2015

WHERE YOU CAN FIND MORE INFORMATION

Seacoast Banking Corporation of Florida

Seacoast files annual, quarterly, current and special reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”). You may read and copy any materials that Seacoast files with the SEC at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 ((800) 732-0330) for further information on the public reference room. In addition, Seacoast files reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from Seacoast by accessing Seacoast’s website at www.seacoastbanking.com. Copies can also be obtained, free of charge, by directing a written request to:

Seacoast Banking Corporation of Florida
815 Colorado Avenue
P.O. Box 9012
Stuart, Florida 34994
Attn: Investor Relations
Telephone: (772) 288-6085

Seacoast has filed a Registration Statement on Form S-4 to register with the SEC up to 1,090,492 shares of Seacoast common stock to be issued pursuant to the merger. This proxy statement/prospectus is a part of that Registration Statement on Form S-4. As permitted by SEC rules, this proxy statement/prospectus does not contain all of the information included in the Registration Statement on Form S-4 or in the exhibits or schedules to the Registration Statement on Form S-4. You may read and copy the Registration Statement on Form S-4, including any amendments, schedules and exhibits, at the SEC’s public reference room at the address set forth above. The Registration Statement on Form S-4, including any amendments, schedules and exhibits, is also available, free of charge, by accessing the websites of the SEC and Seacoast or upon written request to Seacoast at the address set forth above.

Statements contained in this proxy statement/prospectus as to the contents of any contract or other documents referred to in this proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the Registration Statement on Form S-4. This proxy statement/prospectus incorporates important business and financial information about Seacoast that is not included in or delivered with this document, including incorporating by reference documents that Seacoast has previously filed with the SEC. These documents contain important information about Seacoast and its financial condition. See “Documents Incorporated by Reference” beginning on page 77. These documents are available free of charge upon written request to Seacoast at the address listed above.

To obtain timely delivery of these documents, you must request them no later than         , 2015 in order to receive them before the Grand special meeting of shareholders.

Except where the context otherwise specifically indicates, Seacoast supplied all information contained in, or incorporated by reference into, this proxy statement/prospectus relating to Seacoast, and Grand supplied all information contained in this proxy statement/prospectus relating to Grand.

i

Grand Bankshares, Inc.

Grand does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents and reports with the SEC.

If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of Grand common and/or preferred stock, please contact Grand at:

Grand Bankshares, Inc.
2055 Palm Beach Lakes Blvd.
West Palm Beach, Florida 33409
Attention: J. Russell Greene (President and Chief Executive Officer)
or
James R. Odza (Corporate Secretary and Treasurer)
Telephone: (561) 615-5000

You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to give any information or make any representation about the merger or Seacoast or Grand that differs from, or adds to, the information in this proxy statement/prospectus or in documents that are incorporated by reference herein and publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date of this proxy statement/prospectus, and you should not assume that any information incorporated by reference into this document is accurate as of any date other than the date of such other document, and neither the mailing of this proxy statement/prospectus to Grand shareholders nor the issuance of Seacoast common stock in the merger shall create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

We have not been authorized to give any information or make any representation about the merger, Seacoast Banking Corporation of Florida or Grand Bankshares, Inc. that differs from, or adds to, the information in this proxy statement/prospectus or in documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.

v

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following are answers to certain questions that you may have regarding the special meeting and merger. The parties urge you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this document. In this proxy statement/prospectus we refer to Seacoast Banking Corporation of Florida as “Seacoast,” Seacoast National Bank as “SNB,” Grand Bankshares, Inc. as “Grand” and Grand Bank & Trust of Florida as “Grand Bank.”

Q:	Why am I receiving this proxy statement/prospectus?
A:	Seacoast, SNB, Grand, and Grand Bank have entered into an Agreement and Plan of Merger, dated as of March 25, 2015 (which we refer to as the “merger agreement”) pursuant to which Grand will be merged with and into Seacoast, with Seacoast continuing as the surviving company. Immediately following the merger, Grand Bank, a wholly owned bank subsidiary of Grand, will merge with and into Seacoast’s wholly owned bank subsidiary, SNB, with SNB continuing as the surviving bank and using the name “Seacoast National Bank” (the “bank merger”). A copy of the merger agreement is included in this proxy statement/prospectus as Appendix A.

The merger cannot be completed unless, among other things (i) a majority of the outstanding shares of Grand common and preferred A stock, voting together as a single class, and (ii) 50% of the outstanding shares of Grand preferred B stock, voting as a separate class, vote in favor of the proposal to approve the merger agreement.

In addition, Grand is soliciting proxies from holders of Grand common stock with respect to a proposal to adjourn the Grand special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger agreement if there are insufficient votes at the time of such adjournment to approve such proposal.

Grand will hold a special meeting to obtain these approvals. This proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the special meeting, and you should read it carefully. It is a proxy statement because Grand’s board of directors is soliciting proxies from its shareholders. It is a prospectus because Seacoast will issue shares of Seacoast common stock to holders of Grand common and preferred A stock in connection with the merger. The enclosed materials allow you to have your shares voted by proxy without attending the Grand meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:	Why do Seacoast and Grand want to merge?
A:	We believe the combination of Seacoast and Grand will create one of the leading community banking franchises in the state of Florida. Each of the Seacoast and Grand boards of directors has determined that the merger is fair to, and in the best interest of, its respective shareholders, and Grand recommends that its shareholders vote in favor of the merger agreement. You should review the reasons for the merger described in greater detail under “The Merger — Grand’s Reasons for the Merger and Recommendation of the Grand Board of Directors” and “The Merger — Seacoast’s Reasons for the Merger.”
Q:	What will I receive in the merger?
A:	Holders of Grand common and preferred A stock: If the merger is completed, you will receive 0.3114 of a share of Seacoast common stock, which we refer to as the exchange ratio, for each share of Grand common and preferred A stock that you hold immediately prior to the merger. Seacoast will not issue any fractional shares of Seacoast common stock in the merger. Rather, Grand shareholders who would otherwise be entitled to a fractional share of Seacoast common stock upon the completion of the merger will instead receive an amount in cash equal to such fractional part of a share of Seacoast common stock multiplied by the average closing price per share of Seacoast common stock on the Nasdaq Global Select Market for the 5 trading day period ending on the trading day preceding the date of the closing of the merger.

Holders of Grand preferred B stock:  If the merger is completed, you will receive a cash payment equal to $1,000 per share, which we refer to as the preferred B consideration.

Q:	Will the value of the stock consideration change between the date of this proxy statement/prospectus and the time the merger is completed?
A:	Yes, the value of the stock consideration will fluctuate between the date of this proxy statement/prospectus and the completion of the merger based upon the market value of Seacoast common stock. In the merger, holders of Grand common and preferred A stock will receive a fraction of a share of Seacoast common stock for each share of Grand common and preferred A stock they hold. Any fluctuation in the market price of Seacoast common stock after the date of this proxy statement/prospectus will change the value of the shares of Seacoast common stock that Grand common and preferred A shareholders will receive.
Q:	How does Grand’s board of directors recommend that I vote at the special meeting?
A:	Grand’s board of directors unanimously recommends that you vote “FOR” the proposal to approve the merger agreement and “FOR” the adjournment proposal.
Q:	When and where is the special meeting?

A:  The Grand special meeting will be held at         , West Palm Beach, Florida, on         , 2015, at      local time.

Q:	Who can vote at the special meeting of shareholders?
A:	Holders of record of Grand common, preferred A and preferred B stock at the close of business on , 2015, which is the date that the Grand board of directors has fixed as the record date for the special meeting, are entitled to vote at the special meeting.
Q:	What do I need to do now?
A:	After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the special meeting. If you hold your shares in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. “Street name” shareholders who wish to vote in person at the special meeting will need to obtain a proxy form from the institution that holds their shares.
Q:	What constitutes a quorum for the special meeting?
A:	The presence at the special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Grand common and preferred A stock, voting together as a single class, and a majority of the outstanding shares of Grand preferred B stock will constitute a quorum for the transaction of business. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.
Q:	What is the vote required to approve each proposal?
A:	Approval of the merger agreement requires the affirmative vote of (i) a majority of the outstanding shares of Grand common and preferred A stock, voting together as a single class, and (ii) 50% of the outstanding shares of Grand preferred B stock, voting as a separate class and entitled to vote on the merger agreement as of the close of business on , 2015, the record date for the special meeting. If you (1) fail to submit a proxy or vote in person at the special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the proposal to approve the merger agreement, it will have the same effect as a vote “AGAINST” the proposal and no effect on the adjournment proposal. The adjournment proposal will be approved if the votes of Grand common stock cast in favor of the adjournment proposal exceed the vote cast against the adjournment proposal.

Q:	Why is my vote important?
A:	If you do not submit a proxy or vote in person, it may be more difficult for Grand to obtain the necessary quorum to hold its special meeting. In addition, your failure to submit a proxy or vote in person, or failure to instruct your bank or broker how to vote, or abstention will have the same effect as a vote against approval of the merger agreement. The merger agreement must be approved by the affirmative vote of (i) a majority of the outstanding shares of Grand common and preferred A stock, voting together as a single class, and (ii) 50% of the outstanding shares of Grand preferred B stock, voting as a separate class and entitled to vote on the merger agreement. Grand’s board of directors unanimously recommends that you vote “FOR” the proposal to approve the merger agreement.
Q:	If my shares are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?
A:	No. Your bank or broker cannot vote your shares without instructions from you. You should instruct your bank or broker how to vote your shares in accordance with the instructions provided to you. Please check the voting form used by your bank or broker.
Q:	What if I abstain from voting or fail to instruct my bank or broker?
A:	If you (1) fail to submit a proxy or vote in person at the special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the proposal to approve the merger agreement, it will have the same effect as a vote “AGAINST” the proposal. If you fail to submit a proxy or vote in person at the special meeting or fail to instruct your bank or broker how to vote or mark “ABSTAIN” on your proxy with respect to the adjournment proposal, it will have no effect on such proposal.
Q:	Can I attend the special meeting and vote my shares in person?
A:	Yes. All Grand shareholders, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Holders of record of Grand common and preferred stock can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. Grand reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without Grand’s express written consent.
Q:	Can I change my vote?
A:	Yes. If you are a holder of record of Grand common or preferred stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Grand’s corporate secretary or (3) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting. Attendance at the special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by Grand after the vote will not affect the vote. Grand’s corporate secretary’s mailing address is: 2055 Palm Beach Lakes Blvd., West Palm Beach, Florida 33409. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker to revoke your proxy.
Q:	What are the U.S. federal income tax consequences of the merger to holders of Grand common and preferred A stock?
A:	The merger is expected to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code.” Accordingly, to the extent that the holders of Grand common and/or preferred A stock receive only Seacoast common stock they are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Grand common and/or preferred A stock in the merger. However, holders of Grand common and/or preferred A stock will be subject to tax on any cash received in the merger in lieu of any fractional shares of Seacoast common stock, and holders of Grand preferred B stock generally will be subject to U.S. federal income tax on the exchange of shares of Grand preferred B stock for cash in the merger.

For further information, see “The Merger — Material U.S. Federal Income Tax Consequences of the Merger.” The U.S. federal income tax consequences described above may not apply to all holders of Grand stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.

Q:	Are Grand shareholders entitled to appraisal rights?
A:	Yes. If a Grand shareholder wants to exercise appraisal rights and receive the fair value of shares of Grand common and preferred stock in cash instead of the aggregate merger consideration, then you must file a written objection with Grand prior to the special meeting stating, among other things, that you will exercise your right to dissent if the merger is completed. Also, you may not vote in favor of the merger agreement and must follow other procedures, both before and after the special meeting, as described in Appendix C to this proxy statement/prospectus. Note that if you return a signed proxy card without voting instructions or with instructions to vote “FOR” the merger agreement, then your shares will automatically be voted in favor of the merger agreement and you will lose all appraisal rights available under Florida law. A summary of these provisions can be found under “The Merger — Appraisal Rights for Grand Shareholders” beginning on page 43 and detailed information about the special meeting can be found under “Information About the Grand Special Meeting” on page 24. Due to the complexity of the procedures for exercising the right to seek appraisal, Grand shareholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with the applicable Florida law provisions will result in the loss of the right of appraisal.
Q:	If I am a Grand shareholder, should I send in my stock certificates now?
A:	No. Please do not send in your Grand stock certificates with your proxy. After the merger, Seacoast’s exchange agent, Continental Stock Transfer and Trust Company, will send you instructions for exchanging Grand stock certificates for the stock consideration or preferred B consideration, as applicable. See “The Merger Agreement — Exchange of Stock Certificates.”
Q:	What should I do if I hold my shares of Grand stock in book-entry form?
A:	You are not required to take any specific actions if your shares of Grand stock are held in book-entry form. After the completion of the merger, shares of Grand stock held in book-entry form automatically will be exchanged for the stock consideration, including shares of Seacoast common stock in book-entry form and any cash to be paid in exchange for fractional shares in the merger, or preferred B consideration, as applicable.
Q:	Whom may I contact if I cannot locate my Grand stock certificate(s)?
A:	If you are unable to locate your original Grand stock certificate(s), you should contact ComputerShare, Inc., Attn: Lost Certificate Department at P.O. Box 30170, College Station, Texas 77842, or at (800) 368-5948. Following the merger, any inquiries should be directed to Seacoast’s transfer agent, Continental Stock Transfer and Trust Company at 17 Battery Place, 8th Floor, New York, New York 10004, or at (800) 509-5586.
Q:	When do you expect to complete the merger?
A:	Seacoast and Grand expect to complete the merger in the third quarter of 2015. However, neither Seacoast nor Grand can assure you when or if the merger will occur. Grand must first obtain the approval of Grand shareholders for the merger and Seacoast must receive the necessary regulatory approvals.

Q:	Whom should I call with questions?
A:	If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of Grand common or preferred stock, please contact: J. Russell Greene (President and Chief Executive Officer) or James R. Odza (Corporate Secretary and Treasurer), 2055 Palm Beach Lakes Blvd., West Palm Beach, Florida 33409 (561) 615-5000.

Important Notice Regarding the Availability of Proxy Materials for the Special
Shareholder Meeting to be Held on            , 2015.

The Notice of Special Meeting and this Proxy Statement/Prospectus are available at:
www.proxyvote.com

SUMMARY

The following summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that is important to you. Each item in this summary refers to the page where that subject is discussed in more detail. You should carefully read the entire proxy statement/prospectus and the other documents to which we refer to understand fully the merger. See “Where You Can Find More Information” on how to obtain copies of those documents. In addition, the merger agreement is attached as Appendix A to this proxy statement/prospectus. Grand and Seacoast encourage you to read the merger agreement because it is the legal document that governs the merger.

Unless the context otherwise requires, throughout this document, “we,” and “our” refer collectively to Seacoast and Grand. We refer to the proposed merger of Grand with and into Seacoast as the “merger,” the merger of Grand Bank with and into SNB as the “bank merger,” and the Agreement and Plan of Merger dated March 25, 2015 by and among Seacoast, SNB, Grand and Grand Bank as the “merger agreement.”

Information Regarding Seacoast and Grand

Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, Florida 34994
(772) 288-6085

Seacoast is a bank holding company, incorporated in Florida in 1983, and registered under the Bank Holding Company Act of 1956, as amended, or the BHC Act. Seacoast’s principal subsidiary is SNB, a national banking association. SNB commenced its operations in 1933 and operated as “First National Bank & Trust Company of the Treasure Coast” prior to 2006 when it changed its name to Seacoast National Bank.

Seacoast and its subsidiaries provide integrated financial services, including commercial and retail banking, wealth management, and mortgage services to customers through 42 traditional branches and five commercial banking centers. Offices stretch from Ft. Lauderdale, Boca Raton and West Palm Beach north through the Space Coast of Florida, into Orlando and Central Florida, and west to Okeechobee and surrounding counties.

Seacoast is one of the largest community banks headquartered in Florida with approximately $3.2 billion in assets and $2.6 billion in deposits as of March 31, 2015.

Grand Bankshares, Inc.
2055 Palm Beach Lakes Blvd.
West Palm Beach, Florida 33409
Telephone: (561) 615-5000

Grand, headquartered in West Palm Beach, Florida, is a bank holding company operating Grand Bank, which was founded in 1999 and focuses on executing a relationship-based business strategy. Grand Bank is a full service, state-chartered commercial banking institution which operates its main office in West Palm Beach, Florida, and also two banking offices in Lantana and Palm Beach Gardens, Florida. Grand Bank operated under the name Grand Bank of Florida until the formation of a trust division in August 2001 when it changed its name to Grand Bank & Trust of Florida. On July 31, 2013, Grand Bank sold its trust department to an unaffiliated party. At March 31, 2015, Grand had approximately $212 million in assets and $187.6 million in deposits.

The Merger (see page 28)

The terms and conditions of the merger are contained in the merger agreement, a copy of which is included as Appendix A to this proxy statement/prospectus and is incorporated by reference herein. You should read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

In the merger, Grand will merge with and into Seacoast, with Seacoast as the surviving company in the merger. Immediately following the merger of Grand into Seacoast, Grand Bank will merge with and into SNB, with SNB as the surviving bank of such bank merger.

Closing and Effective Time of the Merger (see page 48)

The closing date is currently expected to occur in the third quarter of 2015. Simultaneously with the closing of the merger, Seacoast will file the articles of merger with the Secretary of State of the State of Florida. The merger will become effective at such time as the articles of merger are filed or such other time as may be specified in the articles of merger. Neither Seacoast nor Grand can predict, however, the actual date on which the merger will be completed because it is subject to factors beyond each company’s control, including whether or when the required regulatory approvals and Grand’s shareholder approval will be received.

Merger Consideration (see page 48)

Under the terms of the merger agreement, each share of Grand common and preferred A stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.3114 shares of Seacoast common stock. For each fractional share that would otherwise be issued, Seacoast will pay cash in an amount equal to such fractional part of a share of Seacoast common stock multiplied by the average closing price per share of Seacoast common stock on the Nasdaq Global Select Market for the 5 trading day period ending on the trading day preceding the date of the closing of the merger. No interest will be paid or accrue on cash payable to holders in lieu of fractional shares.

The value of the shares of Seacoast common stock to be issued in the merger will fluctuate between now and the closing date of the merger. Based on the closing price of Seacoast common stock on March 25, 2015, the date of the signing of the merger agreement, the value of the per share stock consideration payable to holders of Grand common and preferred A stock was approximately $4.30. Based on the closing price of Seacoast common stock on         , 2015, the last practicable date before the date of this document, the value of the per share merger consideration payable to holders of Grand common and preferred A stock was approximately $[    ]. Grand shareholders should obtain current sale prices for Seacoast common stock, which is traded on the Nasdaq Global Select Market under the symbol “SBCF.”

In addition, each share of Grand preferred B stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive a total cash payment of $1,000 per share.

Equivalent Grand Common and Preferred A Per Share Value

Seacoast common stock trades on the Nasdaq Global Select Market under the symbol “SBCF.” Neither Grand common stock nor preferred stock is listed or traded on any established securities exchange or quotation system. Accordingly, there is no established public trading market for the Grand common or preferred stock. The following table presents the closing price of Seacoast common stock on March 24, 2015, the last trading date prior to the public announcement of the merger agreement, and        , 2015, the last practicable trading day prior to the printing of this proxy statement/prospectus. The table also presents the equivalent value of the stock consideration per share of Grand common and preferred A stock on those dates, calculated by multiplying the closing sales price of Seacoast common stock on those dates by the exchange ratio of 0.3114.

Date	Seacoast closing sale price		Equivalent Grand per share value
March 24, 2015		$13.98		$4.35
, 2015	$		$

The value of the shares of Seacoast common stock to be issued in the merger will fluctuate between now and the closing date of the merger. If Seacoast shares increase in value, so will the value of the consideration to be received by Grand shareholders. Similarly, if Seacoast shares decline in value, so will the value of the consideration to be received by Grand shareholders. Grand shareholders should obtain current sale prices for the Seacoast common stock.

Exchange of Stock Certificates (see page 49)

Promptly after the effective time of the merger, Seacoast’s exchange agent, Continental Stock Transfer and Trust Company, will mail to each holder of record of Grand common and preferred stock that is converted into the right to receive the stock consideration or preferred B consideration, as applicable, a letter of transmittal and instructions for the surrender of the holder’s Grand stock certificate(s) for the stock consideration (including cash in lieu of any fractional Seacoast shares) or preferred B consideration, as applicable, and any dividends or distributions to which such holder is entitled to pursuant to the merger agreement.

Please do not send in your certificate until you receive these instructions.

Material U.S. Federal Income Tax Consequences of the Merger (see page 40)

The merger is expected to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code.” Accordingly, to the extent that the holders of Grand common and/or preferred A stock receive only Seacoast common stock they are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Grand common and/or preferred A stock in the merger. However, holders of Grand common and/or preferred A stock will be subject to tax on any cash received in the merger in lieu of any fractional shares of Seacoast common stock, and holders of Grand preferred B stock generally will be subject to U.S. federal income tax on the exchange of shares of Grand preferred B stock for cash in the merger.

For further information, see “The Merger — Material U.S. Federal Income Tax Consequences of the Merger.”

The U.S. federal income tax consequences described above may not apply to all holders of Grand stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.

Appraisal Rights (see page 43 and Appendix C)

Under Florida law, Grand shareholders have the right to dissent from the merger and receive a cash payment equal to the fair value of their shares of Grand stock instead of receiving the stock consideration or preferred B consideration, as applicable. To exercise appraisal rights, Grand shareholders must strictly follow the procedures established by Sections 607.1301 through 607.1333 of the Florida Business Corporation Act, or the FBCA, which include filing a written objection with Grand prior to the special meeting stating, among other things, that the shareholder will exercise his or her right to dissent if the merger is completed, and not voting for approval of the merger agreement. A shareholder’s failure to vote against the merger agreement will not constitute a waiver of such shareholder’s dissenters’ rights.

Opinion of Grand’s Financial Advisor (see page 33 and Appendix B)

Austin Associates, LLC (“Austin”) has delivered a written opinion to the board of directors of Grand that, as of the date of the merger agreement, based upon and subject to certain matters stated in the opinion, the terms of the merger agreement are fair, from a financial point of view, to Grand and its shareholders. We have attached this opinion to this proxy statement/prospectus as Appendix B. The opinion of Austin is not a recommendation to any Grand shareholder as to how to vote on the proposal to approve the merger agreement. You should read this opinion completely to understand the procedures followed, matters considered and limitations and qualifications on the reviews undertaken by Austin in providing its opinion.

For further information, please see the section entitled “The Merger — Opinion of Grand’s Financial Advisor” beginning on page 33.

Recommendation of the Grand Board of Directors (see page 24)

After careful consideration, the Grand board of directors unanimously recommends that Grand shareholders vote “FOR” the approval of the merger agreement and the approval of the adjournment proposal described in this document. Each of the directors of Grand has entered into a support agreement with Seacoast pursuant to which each has agreed to vote “FOR” the approval of the merger agreement and any other matter required to be approved by the shareholders of Grand to facilitate the transactions contemplated by the merger agreement, subject to the terms of the support agreements.

For more information regarding the support agreements, please see the section entitled “Information About the Grand Special Meeting — Shares Subject to Support Agreements; Shares Held by Directors and Executive Officers.”

For a more complete description of Grand’s reasons for the merger and the recommendations of the Grand board of directors, please see the section entitled “The Merger — Grand’s Reasons for the Merger and Recommendation of the Grand Board of Directors” beginning on page 31.

Interests of Grand Directors and Executive Officers in the Merger (see page 46)

In considering the recommendation of the Grand board of directors with respect to the merger agreement, you should be aware that some of Grand’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Grand’s shareholders generally. Interests of officers and directors that may be different from or in addition to the interests of Grand’s shareholders include:

•	The merger agreement provides for the acceleration of the vesting of certain Grand restricted stock and restricted stock units.
•	Grand’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

These interests are discussed in more detail in the section entitled “The Merger — Interests of Grand Directors and Executive Officers in the Merger” beginning on page 46. The Grand board of directors was aware of the different or additional interests set forth herein and considered such interests along with other matters in adopting and approving the merger agreement and the transactions contemplated thereby, including the merger.

Treatment of Grand Equity Awards (see page 47)

The merger agreement provides that, immediately prior to the effective time, each then-outstanding award, grant, unit, option to purchase or other right to purchase shares of Grand common stock under a Grand equity plan, will (i) vest in accordance with its terms, (ii) be exercised in accordance with its terms or (iii) terminate. Any Grand common stock acquired upon the exercise of the equity awards will be converted into the right to receive, at the effective time, the number of shares of Seacoast common stock equal to the exchange ratio.

Regulatory Approvals (see page 43)

Completion of the merger and the bank merger are subject to various regulatory approvals, including approvals from the Federal Reserve and the OCC. Notifications and/or applications requesting approvals for the merger or for the bank merger may also be submitted to other federal and state regulatory authorities and self-regulatory organizations. The parties have filed notices and applications to obtain the necessary regulatory approvals of the Federal Reserve and the OCC. Although the parties currently believe they should be able to obtain all regulatory approvals in a timely manner, they cannot be certain when or if they will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to or have a material adverse effect on the combined company after the completion of the merger. The regulatory approvals to which the completion of the merger and bank merger are subject are described in more detail under the section entitled “The Merger — Regulatory Approvals,” beginning on page 43.

Conditions to Completion of the Merger (see page 57)

The completion of the merger depends on a number of conditions being satisfied or, where permitted, waived, including but not limited to:

•	the approval of the merger agreement by Grand shareholders;
•	all regulatory approvals from the Federal Reserve, the OCC, and any other regulatory approval required to consummate the merger and the bank merger shall have been obtained and remain in full force and effect and all statutory waiting periods shall have expired, and such approvals or consents shall not be subject to any conditions or consequences that would have a material adverse effect on Seacoast or any of its subsidiaries after the effective time of the merger;
•	the absence of any order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the merger, the bank merger or the other transactions contemplated by the merger agreement;

•	the effectiveness of the Registration Statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act of 1933, as amended, or the Securities Act, and no order suspending such effectiveness having been issued or threatened;
•	the authorization for listing on the Nasdaq Global Select Market of the shares of Seacoast common stock to be issued in the merger;
•	the accuracy of the other party’s representations and warranties in the merger agreement on the date of the merger agreement and as of the effective time of the merger (or such other date specified in the merger agreement) other than, in most cases, inaccuracies that would not reasonably be likely to have a material adverse effect on such party;
•	performance in all material respects by the other party of its respective obligations under the merger agreement;
•	the receipt of corporate authorizations and other certificates;
•	in the case of Seacoast, Grand’s receipt of all consents required as a result of the transactions contemplated by the merger agreement pursuant to certain material contracts;
•	the absence of any material adverse effect on the other party;
•	receipt by each party of an opinion of its counsel or accounting advisor to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code;
•	the maintenance by Grand of certain minimum consolidated tangible shareholders’ equity amounts and general allowance for loan and lease losses; and
•	in the case of Seacoast, the vesting, exercise or termination of Grand’s equity awards.

No assurance is given as to when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Third Party Proposals (see page 54)

Grand has agreed to a number of limitations with respect to soliciting, negotiating and discussing acquisition proposals involving persons other than Seacoast, and to certain related matters. The merger agreement does not, however, prohibit Grand from considering an unsolicited bona fide acquisition proposal from a third party if certain specified conditions are met.

Termination (see page 58)

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after the approval of the merger agreement by Grand shareholders:

•	by mutual consent of Seacoast and Grand; or
•	by either Seacoast or Grand, if there is a breach by the other party of any representation, warranty, covenant or other agreement set forth in the merger agreement, that would, if occurring or continuing on the closing date, result in the failure to satisfy the closing conditions of the party seeking termination and such breach cannot be or is not cured within 30 days following written notice to the breaching party; or
•	by either Seacoast or Grand, if a requisite regulatory consent has been denied and such denial has become final and non-appealable; or
•	by either Seacoast or Grand, if the Grand shareholders fail to approve the merger agreement at a duly held meeting of such shareholders or any adjournment or postponement thereof; or
•	by either Seacoast or Grand, if the merger has not been completed by October 31, 2015, unless the failure to complete the merger by such date is due to a breach of the merger agreement by the party seeking to terminate the merger agreement; or
•	by Seacoast, if (i) the Grand board of directors withdraws, qualifies or modifies their recommendation that the Grand shareholders approve the merger agreement in a manner adverse to

Seacoast, (ii) Grand fails to substantially comply with any of the provisions of the merger agreement relating to third party acquisition proposals, or (iii) Grand’s board of directors recommends, endorses, accepts or agrees to a third party acquisition proposal; or
•	by Grand, in order to enter into an agreement relating to a superior proposal in accordance with the provisions of the merger agreement relating to third party acquisition proposals (provided that Grand has not materially breached any such provisions and pays Seacoast the required termination fee); or
•	by Seacoast, if holders of more than 5% in the aggregate of Grand common stock have voted such shares against the merger agreement or the merger at the Grand special meeting and have given notice of their intent to exercise their dissenters’ rights.

Termination Fee (see page 59)

Grand must pay Seacoast a termination fee of $725,000 if:

•	(i) either Seacoast or Grand terminates the merger agreement as a result of the failure of Grand’s shareholders to approve the merger agreement at a duly held meeting of such shareholders or any adjournment or postponement thereof; or (ii) Seacoast terminates the merger agreement (a) as a result of a willful breach of a covenant, or agreement by Grand; (b) because Grand has withdrawn, qualified or modified its recommendation to shareholders in a manner adverse to Seacoast; or (c) because Grand has failed to substantially comply with the no-shop covenant or its obligations under the merger agreement by failing to hold a special meeting of Grand shareholders; and
•	Grand receives or there is a publicly announced third party acquisition proposal that has not been formally withdrawn or abandoned prior to the termination of the merger agreement; and
•	within 12 months of the termination of the merger agreement, Grand either consummates a third party acquisition proposal or enters into a definitive agreement or letter of intent with respect to a third party acquisition proposal; or
•	Seacoast terminates the merger agreement as a result of the board of directors of Grand recommending, endorsing, accepting or agreeing to a third party acquisition proposal; or
•	Grand terminates the merger agreement because a superior proposal has been made and has not been withdrawn and Grand has accepted or agreed to an acquisition proposal (and none of Grand nor its representatives has failed to comply in all material respects with the terms of the merger agreement including third party acquisition proposals).

Except in the case of a breach of the merger agreement, the payment of the termination fee will fully discharge Grand from any losses that may be suffered by the other party arising out of the termination of the merger agreement.

NASDAQ Listing (see page 53)

Seacoast will cause the shares of Seacoast common stock to be issued to the holders of Grand common and preferred A stock in the merger to be authorized for listing on the NASDAQ Global Select Market, subject to official notice of issuance, prior to the effective time of the merger.

Accounting Treatment (see page 43)

Seacoast will account for the merger under the acquisition method of accounting for business combinations under accounting principles generally accepted in the United States of America.

Grand Special Meeting (see page 1)

The special meeting of Grand shareholders will be held on         , 2015, at     , local time, at     , West Palm Beach, Florida. At the special meeting, Grand shareholders will be asked to vote on:

•	the proposal to approve the merger agreement;
•	the adjournment proposal; and
•	any other matters as may properly be brought before the special meeting or any adjournment or postponement of the special meeting.

Holders of Grand common and preferred stock as of the close of business on         , 2015, the record date, will be entitled to vote at the special meeting. As of the record date, there were outstanding and entitled to notice and to vote an aggregate of 3,266,481 shares of Grand common stock held by approximately 270 shareholders of record, 235,421 shares of preferred A stock held by approximately 232 shareholders of record and 1,481 shares of preferred B held by approximately 28 shareholders of record. Each Grand shareholder can cast one vote for each share of Grand voting common or preferred stock owned on the record date.

As of the record date, directors of Grand and their affiliates owned and were entitled to vote 799,651 shares of Grand common stock, representing approximately     % of the outstanding shares of Grand common stock,     shares of Grand preferred A stock, representing approximately    % of the outstanding shares of Grand preferred A stock, and     shares of Grand preferred B stock, representing approximately     % of the outstanding shares of Grand preferred B stock, each entitled to vote on that date. Pursuant to his or her respective shareholder support agreement, each director has agreed at any meeting of Grand shareholders, however called, or any adjournment or postponement thereof (and subject to certain exceptions) to vote the shares owned in favor of the merger agreement and the adjournment proposal. As of the record date, Seacoast did not own or have the right to vote any of the outstanding shares of Grand common or preferred stock.

Required Shareholder Votes (see page 2)

In order to approve the merger agreement, (i) a majority of the outstanding shares of Grand common and preferred A stock, voting together as a single class, and (ii) 50% of the outstanding shares of Grand preferred B stock, voting as a separate class and entitled to vote at the Grand special meeting, must vote in favor of the merger agreement.

No Restrictions on Resale

All shares of Seacoast common stock received by Grand shareholders in the merger will be freely tradable, except that shares of Seacoast received by persons who are or become affiliates of Seacoast for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act.

Market Prices and Dividend Information (see page 22)

Seacoast common stock is listed and trades on The NASDAQ Global Select Market under the symbol “SBCF.” As of March 31, 2015, there were 33,136,152 shares of Seacoast common stock outstanding. Approximately 52.2% of these shares are owned by institutional investors, as reported by NASDAQ. Seacoast’s top two institutional investors own approximately 33.9% of its outstanding stock. Seacoast has approximately 6,898 shareholders of record.

To Seacoast’s knowledge, the only shareholders who owned more than 5% of the outstanding shares of Seacoast common stock on March 31, 2015 were: CapGen Capital Group III LP (24.0%), 120 West 45th Street, Suite 1010, New York, New York 10036; and Wellington Management Group LLP (9.8%), 280 Congress Street, Boston, Massachusetts 02210.

Neither Grand common nor preferred stock is listed or traded on any established securities exchange or quotation system. Accordingly, there is no established public trading market for the Grand common stock or preferred stock. Grand is not aware of any sales of shares of Grand’s common stock or preferred stock by shareholders that have occurred after January 1, 2013, except for the sale of 1,000 shares of preferred A stock in 2013. Transactions in the shares are privately negotiated directly between the purchaser and sales, if they do occur, are not subject to any reporting system. The shares of Grand are not traded frequently. As of March 31, 2015, there were 3,266,481 shares of Grand common stock outstanding held by approximately 270 shareholders of record. In addition, there were 235,421 shares and 1,481 shares of preferred A stock and preferred B stock outstanding as of March 31, 2015, respectively, held by 232 and 28 shareholders of record, respectively.

The following tables show, for the indicated periods, the high and low sales prices per share for Seacoast common stock, as reported on NASDAQ. Seacoast did not pay cash dividends on its common stock during the periods indicated.

	Seacoast Common Stock
	High		Low		Dividends
2015
First Quarter		$14.46		$12.02		$0.00
Second Quarter (through , 2015)	$		$		$
2014
First Quarter		$12.51		$10.55		$0.00
Second Quarter		$11.28		$10.00		$0.00
Third Quarter		$11.27		$10.03		$0.00
Fourth Quarter		$14.24		$10.80		$0.00
2013
First Quarter		$11.25		$7.75		$0.00
Second Quarter		$11.00		$8.50		$0.00
Third Quarter		$12.30		$10.10		$0.00
Fourth Quarter		$12.49		$10.10		$0.00

Dividends from SNB are Seacoast’s primary source of funds to pay dividends on its common stock. Under the National Bank Act, national banks may in any calendar year, without the approval of the OCC, pay dividends to the extent of net profits for that year, plus retained net profits for the preceding two years (less any required transfers to surplus). The need to maintain adequate capital in SNB also limits dividends that may be paid to Seacoast. Beginning in the third quarter of 2008, Seacoast reduced its dividend per share of common stock to de minimis $0.01. On May 19, 2009, Seacoast’s board of directors voted to suspend quarterly dividends on its common stock entirely.

Any dividends paid on Seacoast’s common stock would be declared and paid at the discretion of its board of directors and would be dependent upon Seacoast’s liquidity, financial condition, results of operations, capital requirements and such other factors as the board of directors may deem relevant. Seacoast does not expect to pay dividends on its common stock in the foreseeable future and expects to retain all earnings, if any, to support its capital adequacy and growth.

Grand has not paid any dividends on the shares of Grand common stock or preferred A stock, and paid quarterly dividends on the preferred B stock in October 2009 and January and April 2010.

Comparison of Shareholders’ Rights (see page 60)

The rights of Grand shareholders who continue as Seacoast shareholders after the merger will be governed by the articles of incorporation and bylaws of Seacoast rather than the articles of incorporation and bylaws of Grand. For more information, please see the section entitled “Comparison of Shareholders’ Rights” beginning on page 60.

Risk Factors (see page 15)

Before voting at the Grand special meeting, you should carefully consider all of the information contained or incorporated by reference into this proxy statement/prospectus, including the risk factors set forth in the section entitled “Risk Factors” beginning on page 15 or described in Seacoast’s reports filed with the SEC, which are incorporated by reference into this proxy statement/prospectus. Please see “Documents Incorporated by Reference” beginning on page 77.

RISK FACTORS

An investment in Seacoast common stock in connection with the merger involves risks. Seacoast describes below the material risks and uncertainties that it believes affect its business and an investment in the Seacoast common stock. In addition to the other information contained in, or incorporated by reference into, this proxy statement/prospectus, including Seacoast’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and the matters addressed under “Forward-Looking Statements,” you should carefully read and consider all of the risks and all other information contained in this proxy statement/prospectus in deciding whether to vote to approve the merger agreement. Additional Risk Factors included in Item 1A in Seacoast’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 are incorporated herein by reference. You should read and consider those Risk Factors in addition to the Risk Factors listed below. If any of the risks described in this proxy statement/prospectus occur, Seacoast’s financial condition, results of operations and cash flows could be materially and adversely affected. If this were to happen, the value of the Seacoast common stock could decline significantly, and you could lose all or part of your investment.

Risks Associated with the Merger

The market price of Seacoast common stock after the merger may be affected by factors different from those currently affecting Grand or Seacoast.

The businesses of Seacoast and Grand differ in some respects and, accordingly, the results of operations of the combined company and the market price of Seacoast’s shares of common stock after the merger may be affected by factors different from those currently affecting the independent results of operations of each of Seacoast and Grand. For a discussion of the business of Seacoast and of certain factors to consider in connection with that business, see the documents incorporated by reference into this proxy statement/prospectus and referred to under “Documents Incorporated by Reference.”

Because the sale price of Seacoast common stock will fluctuate, you cannot be sure of the value of the stock consideration that you will receive in the merger until the closing.

Under the terms of the merger agreement, each share of Grand common and preferred A stock outstanding immediately prior to the effective time of the merger (excluding dissenting shares) will be converted into the right to receive 0.3114 shares of Seacoast common stock (plus cash in lieu of fractional shares). The value of the shares of Seacoast common stock to be issued to Grand shareholders in the merger will fluctuate between now and the closing date of the merger due to a variety of factors, including general market and economic conditions, changes in the parties’ respective businesses, operations and prospects and regulatory considerations, among other things. Many of these factors are beyond the control of Seacoast and Grand. We make no assurances as to whether or when the merger will be completed. Grand shareholders should obtain current sale prices for shares of Seacoast common stock before voting their shares of Grand common or preferred A stock at the special meeting.

Shares of Seacoast common stock to be received by holders of Grand common and preferred A stock as a result of the merger will have rights different from the shares of Grand common and preferred A stock.

Upon completion of the merger, the rights of former Grand shareholders will be governed by the articles of incorporation, as amended, and bylaws of Seacoast. The rights associated with Grand common and preferred stock are different from the rights associated with Seacoast common stock, although both companies are organized under Florida law. Please see the section entitled “Comparison of Shareholders’ Rights” beginning on page 60 for a discussion of the different rights associated with Seacoast common stock.

Grand shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Grand shareholders currently have the right to vote in the election of the board of directors of Grand and on other matters affecting Grand. Upon the completion of the merger, Grand’s shareholders will be shareholders of Seacoast with a percentage ownership in Seacoast that is smaller than such shareholder’s current percentage ownership of Grand. It is currently expected that the former shareholders of Grand as a group will receive shares in the merger constituting approximately 3.2% of the outstanding shares of the combined company’s common stock immediately after the merger. Because of this, Grand shareholders will have less influence on the management and policies of the combined company than they now have on the management and policies of Grand.

Seacoast and Grand will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees, customers, suppliers and vendors may have an adverse effect on the business, financial condition and results of operations of Grand and Seacoast. These uncertainties may impair Seacoast’s or Grand’s ability to attract, retain and motivate key personnel, depositors and borrowers pending the consummation of the merger, as such personnel, depositors and borrowers may experience uncertainty about their future roles following the consummation of the merger. Additionally, these uncertainties could cause customers (including depositors and borrowers), suppliers, vendors and others who deal with Seacoast or Grand to seek to change existing business relationships with Seacoast or Grand or fail to extend an existing relationship. In addition, competitors may target each party’s existing customers by highlighting potential uncertainties and integration difficulties that may result from the merger.

Seacoast and Grand have a small number of key personnel. The pursuit of the merger and the preparation for the integration may place a burden on each company’s management and internal resources. Any significant diversion of management attention away from ongoing business concerns and any difficulties encountered in the transition and integration process could have a material adverse effect on each company’s business, financial condition and results of operations.

In addition, the merger agreement restricts Grand from taking certain actions without Seacoast’s consent while the merger is pending. These restrictions may, among other matters, prevent Grand from pursuing otherwise attractive business opportunities, selling assets, incurring indebtedness, engaging in significant capital expenditures in excess of certain limits set forth in the merger agreement, entering into other transactions or making other changes to Grand’s business prior to consummation of the merger or termination of the merger agreement. These restrictions could have a material adverse effect on Grand’s business, financial condition and results of operations. Please see the section entitled “The Merger Agreement — Conduct of Business Pending the Merger” beginning on page 50 for a description of the covenants applicable to Grand and Seacoast.

Seacoast may fail to realize the cost savings estimated for the merger.

Although Seacoast estimates that it will realize cost savings from the merger when fully phased in, it is possible that the estimates of the potential cost savings could turn out to be incorrect. For example, the combined purchasing power may not be as strong as expected, and therefore the cost savings could be reduced. In addition, unanticipated growth in Seacoast’s business may require Seacoast to continue to operate or maintain some facilities or support functions that are currently expected to be combined or reduced. The cost savings estimates also depend on Seacoast’s ability to combine the businesses of Seacoast and Grand in a manner that permits those costs savings to be realized. If the estimates turn out to be incorrect or Seacoast is not able to combine the two companies successfully, the anticipated cost savings may not be fully realized or realized at all, or may take longer to realize than expected.

The combined company expects to incur substantial expenses related to the merger.

The combined company expects to incur substantial expenses in connection with completing the merger and combining the business, operations, networks, systems, technologies, policies and procedures of Seacoast and Grand. Although Seacoast and Grand have assumed that a certain level of transaction and combination expenses would be incurred, there are a number of factors beyond their control that could affect the total amount or the timing of their combination expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and combination expenses associated with the merger could, particularly in the near term, exceed the savings that the combined company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the combination of the businesses following the completion of the merger. In addition, prior to completion of the merger, each of Grand and Seacoast will incur or have incurred substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement. If the merger is not completed, Seacoast and Grand would have to recognize these expenses without realizing the anticipated benefits of the merger.

Seacoast and Grand may waive one or more of the conditions to the merger without re-soliciting Grand shareholder approval for the merger agreement.

Each of the conditions to the obligations of Seacoast and Grand to complete the merger may be waived, in whole or in part, to the extent permitted by applicable law, by agreement of Seacoast and Grand, if the condition is a condition to both parties’ obligation to complete the merger, or by the party for which such condition is a condition of its obligation to complete the merger. The boards of directors of Seacoast and Grand may evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and re-solicitation of proxies is necessary. Seacoast and Grand, however, generally do not expect any such waiver to be significant enough to require re-solicitation of Grand’s shareholders. In the event that any such waiver is not determined to be significant enough to require re-solicitation of Grand’s shareholders, the companies will have the discretion to complete the merger without seeking further shareholder approval.

The merger is expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

It is expected that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the merger does not qualify as a tax-free reorganization, then the holders of shares of Grand common stock and/or preferred A stock will recognize any gain with respect to the entire consideration received in the merger, including the per share stock consideration received. The consequences of the merger to any particular Grand shareholder will depend on that shareholder’s individual situation. We strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.

Regulatory approvals may not be received, may take longer than expected or impose conditions that are not presently anticipated.

Before the transactions contemplated by the merger agreement, including the merger and the bank merger, may be completed, various approvals must be obtained from bank regulatory authorities. These governmental entities may impose conditions on the granting of such approvals. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying completion of the merger or of imposing additional costs or limitations on Seacoast following the merger. The regulatory approvals may not be received at all, may not be received in a timely fashion, and may contain conditions on the completion of the merger that are not anticipated or have a material adverse effect. If the consummation of the merger is delayed, including by a delay in receipt of necessary governmental approvals, the business, financial condition and results of operations of each company may also be materially adversely affected.

The fairness opinion of Grand’s financial advisor will not reflect changes in circumstances between the date of the opinion and the completion of the merger.

Grand’s board of directors received an opinion from its financial advisor to address the fairness of the terms of the merger agreement from a financial point of view as of the date of such opinion. Subsequent changes in the operation and prospects of Seacoast or Grand, general market and economic conditions and other factors that may be beyond the control of Seacoast or Grand, and on which Grand’s financial advisor’s opinion was based, may significantly alter the value of Seacoast or the price of the shares of Seacoast common stock by the time the merger is completed. Because Grand does not anticipate asking its advisor to update its opinion, the opinion will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed, or as of any other date other than the date of such opinion. For a description of the opinion that Grand received from its financial advisor, please refer to the section entitled “The Merger — Opinion of Grand’s Financial Advisor” beginning on page 33.

Grand’s executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of Grand shareholders.

Executive officers of Grand negotiated the terms of the merger agreement with Seacoast, and the Grand board of directors unanimously approved and recommended that Grand shareholders vote to approve the merger agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that certain Grand and Grand Bank executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of Grand shareholders generally. See “The Merger — Interests of Grand Directors and Executive Officers in the Merger” on page 46 for information about these financial interests.

The termination fees and the restrictions on third party acquisition proposals set forth in the merger agreement may discourage others from trying to acquire Grand.

Until the completion of the merger, with some limited exceptions, Grand is prohibited from soliciting, initiating, encouraging or participating in any discussion concerning a proposal to acquire Grand, such as a merger or other business combination transaction, with any person other than Seacoast. In addition, Grand has agreed to pay to Seacoast in certain circumstances a termination fee equal to $725,000. These provisions could discourage other companies from trying to acquire Grand even though those other companies might be willing to offer greater value to Grand shareholders than Seacoast has offered in the merger. The payment of any termination fee could also have an adverse effect on Grand’s financial condition. See “The Merger Agreement — Third Party Proposals” beginning on page 54 and “The Merger Agreement — Termination Fee” beginning on page 59.

Failure of the merger to be completed, the termination of the merger agreement or a significant delay in the consummation of the merger could negatively impact Seacoast and Grand.

If the merger is not consummated, the ongoing business, financial condition and results of operations of each party may be materially adversely affected and the market price of each party’s common stock and preferred stock may decline significantly, particularly to the extent that the current market price reflects a market assumption that the merger will be consummated. If the consummation of the merger is delayed, the business, financial condition and results of operations of each company may be materially adversely affected. If the merger agreement is terminated and a party’s board of directors seeks another merger or business combination, such party’s shareholders cannot be certain that such party will be able to find a party willing to engage in a transaction on more attractive terms than the merger.

Some of the performing loans in the Grand loan portfolio being acquired by Seacoast may be under collateralized, which could affect Seacoast’s ability to collect all of the loan amount due.

In an acquisition transaction, the purchasing financial institution may be acquiring under collateralized loans from the seller. Under collateralized loans are risks that are inherent in any acquisition transaction and are mitigated through the loan due diligence process that the purchaser performs and the estimated fair market value adjustment that the purchaser places on the seller’s loan portfolio. The year a loan was originated can impact the current value of the collateral. Many Florida banks have performing loans that are under collateralized because of the decline in real estate values during the 2006 through 2010 economic downturn. While real estate values generally commenced stabilizing in 2011, and in some markets began to increase in recent years, nonetheless like other financial services institutions, Grand’s and Seacoast’s loan portfolios have under collateralized loans that are still performing.

When it acquires another loan portfolio, Seacoast will place what is referred to as a fair market value adjustment on the acquired loan portfolio to address certain risks, including those relating to under collateralized loans. With respect to the Grand loan portfolio, Seacoast has placed a preliminary $9 million fair value adjustment which Seacoast believes is adequate to mitigate the risk of under collateralized performing loans. Seacoast has engaged a third party valuation firm that assisted in valuing the acquired loan portfolio as of the acquisition date. There is no assurance that the adjustment that Seacoast has placed on the Grand loan portfolio to mitigate against under collateralized performing loans will be adequate or that Seacoast will not incur losses that could be greater than this adjustment.

Risks Associated with Seacoast’s Business

New lines of business or new products and services may subject Seacoast to additional risks.

From time to time, Seacoast may implement or may acquire new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, Seacoast may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of Seacoast’s system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on Seacoast’s business, financial condition and results of operations.

An interruption in or breach in security of Seacoast’s information systems may result in a loss of customer business and have an adverse effect on Seacoast’s results of operations, financial condition and cash flows.

Seacoast relies heavily on communications and information systems to conduct its business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in Seacoast’s customer relationship management, general ledger, deposits, servicing or loan origination systems. If any such failures, interruptions or security breaches of its communications or information systems occur, they may not be adequately addressed by Seacoast. Further, the occurrence of any such failures, interruptions or security breaches could damage Seacoast’s reputation, result in a loss of customer business, subject Seacoast to additional regulatory scrutiny or expose Seacoast to civil litigation and possible financial liability, any of which could have a material adverse effect on Seacoast’s results of operations, financial condition and cash flows.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this proxy statement/prospectus, including statements included or incorporated by reference in this proxy statement/prospectus, are not statements of historical fact and constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and are intended to be protected by the safe harbor provided by the same. These statements are subject to risks and uncertainties, and include information about possible or assumed future results of operations of Seacoast after the merger is completed as well as information about the merger. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “would,” “continue,” “should,” “may,” or similar expressions, or the negatives thereof, are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Many possible events or factors could affect the future financial results and performance of each of Seacoast and Grand before the merger or Seacoast after the merger, and could cause those results or performance to differ materially from those expressed in the forward-looking statements. These possible events or factors include, but are not limited to:

•	the failure to obtain the approval of Grand shareholders in connection with the merger;
•	the timing to consummate the proposed merger;
•	the risk that a condition to closing of the proposed merger may not be satisfied;
•	the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated;
•	the parties’ ability to achieve the synergies and value creation contemplated by the proposed merger;
•	the parties’ ability to promptly and effectively integrate the businesses of Seacoast and Grand;
•	the diversion of management time on issues related to the merger;
•	the failure to consummate or delay in consummating the merger for other reasons;
•	changes in laws or regulations; and
•	changes in general economic conditions.

For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the “Risk Factors” section of this proxy statement/prospectus, as well as the factors set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Seacoast’s most recent Form 10-K report and to Seacoast’s most recent Form 10-Q and 8-K reports, which are available online at www.sec.gov, and are incorporated by reference herein. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Seacoast or Grand. The forward-looking statements are made as of the date of this proxy statement/prospectus or the date of the applicable document incorporated by reference into this proxy statement/prospectus. We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SEACOAST SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial data as of and for the twelve months ended December 31, 2014, 2013, 2012, 2011 and 2010 is derived from the audited consolidated financial statements of Seacoast.

You should read the following selected historical consolidated financial data in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Seacoast’s audited consolidated financial statements and accompanying notes included in Seacoast’s Annual Report on Form 10-K for the twelve months ended December 31, 2014, which is incorporated by reference into this proxy statement/prospectus. See “Documents Incorporated by Reference.”

	Year ended December 31,
	2014	2013	2012	2011	2010
Net interest income	$74,907	$65,206	$64,809	$66,839	$66,212
Provision for loan losses	(3,486)	3,188	10,796	1,974	31,680
Noninterest income:
Other	24,744	24,319	21,444	18,345	18,134
Loss on sale of commercial loan	—	—	(1,238)	—	—
Securities gains, net	469	419	7,619	1,220	3,687
Noninterest expenses	93,366	75,152	82,548	77,763	89,556
Income (loss) before income taxes	10,240	11,604	(710)	6,667	(33,203)
Provision (benefit) for income taxes	4,544	(40,385)	—	—	—
Net income (loss)	$5,696	$51,989	$(710)	$6,667	$(33,203)
Per Share Data
Net income (loss) available to common shareholders:
Diluted	$0.21	$2.44	$(0.24)	$0.16	$2.41
Basic	0.21	2.46	(0.24)	0.16	2.41
Cash dividends declared	0.00	0.00	0.00	0.00	0.00
Book value per share common	9.44	8.40	6.16	6.46	6.42
Dividends to net income (%)	0.0	0.0	0.0	0.0	0.0
Assets	3,093,335	2,268,940	2,173,929	2,137,375	2,016,381
Securities	949,279	641,611	656,868	668,339	462,001
Net loans	1,804,814	1,284,139	1,203,977	1,182,509	1,202,864
Deposits	2,416,534	1,806,045	1,758,961	1,718,741	1,637,228
Shareholders’ equity	312,651	198,604	165,546	170,077	166,299
Performance ratios:
Return on average assets	0.23%	2.38%	(0.03)%	0.32%	(1.60)%
Return on average equity	2.57	28.36	(0.43)	4.03	(19.30)
Net interest margin(1)	3.25	3.15	3.22	3.42	3.37
Average equity to average assets	10.34	8.38	7.81	8.01	8.27

(1)	On a fully taxable equivalent basis.

MARKET PRICES AND DIVIDEND INFORMATION

Seacoast common stock is listed and trades on The NASDAQ Global Select Market under the symbol “SBCF.” As of March 31, 2015, there were 33,136,152 shares of Seacoast common stock outstanding. Approximately 52.2% of these shares are owned by institutional investors, as reported by NASDAQ. Seacoast’s top two institutional investors own approximately 33.9% of its outstanding stock. Seacoast has approximately 6,898 shareholders of record.

To Seacoast’s knowledge, the only shareholders who owned more than 5% of the outstanding shares of Seacoast common stock on March 31, 2015 were: CapGen Capital Group III LP (24.0%), 120 West 45th Street, Suite 1010, New York, New York 10036; and Wellington Management Group LLP (9.8%), 280 Congress Street, Boston, Massachusetts 02210.

Neither Grand common stock nor preferred stock is listed or traded on any established securities exchange or quotation system. Accordingly, there is no established public trading market for the Grand common stock or preferred stock. Grand is not aware of any sales of shares of Grand’s common stock or preferred stock that have occurred after January 1, 2013, except for the sale of 1,000 shares of preferred A stock in 2013 at $2.00 per share. Transactions in the shares are privately negotiated directly between the purchaser and the seller and sales, if they do occur, are not subject to any reporting system. The shares of Grand are not traded frequently. As of March 31, 2015, there were 3,266,481 shares of Grand common stock outstanding, which were held by 270 holders of record. In addition, there were 235,421 shares of preferred A stock, which were held by 232 holders, and 1,481 shares of preferred B stock outstanding, which were held by 28 holders, respectively.

The following tables show, for the indicated periods, the high and low sales prices per share for Seacoast common stock, as reported on NASDAQ. Cash dividends declared and paid per share on Seacoast common stock are also shown for the periods indicated below. Seacoast did not pay cash dividends on its common stock during the periods indicated. Grand did not declare any cash dividends on its common stock or preferred stock for the indicated periods.

The high and low sales prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	Seacoast Common Stock(1)					Grand Common and Preferred Stock
	High		Low		Dividend	High	Low	Volume(2)
2013
First Quarter		$11.25		$7.75	$—	$—	$—	—
Second Quarter		$11.00		$8.50	$—	$2.00	$—	500
Third Quarter		$12.30		$10.10	$—	$—	$—	—
Fourth Quarter		$12.49		$10.10	$—	$2.00	$—	500
2014
First Quarter		$12.51		$10.55	$—	$—	$—	—
Second Quarter		$11.28		$10.00	$—	$—	$—	—
Third Quarter		$11.27		$10.03	$—	$—	$—	—
Fourth Quarter		$14.24		$10.80	$—	$—	$—	—
2015
First Quarter		$14.46		$12.02	$—	$—	$—	—
Second Quarter (through , 2015)	$		$		$—	$—	$—	—

(1)	Seacoast common stock prices have been adjusted to reflect the 1 for 5 reverse stock split effective as of December 13, 2013.
(2)	There have been little or no trades in Grand stock during the periods shown and no reports to management on the prices of shares traded. The only sales of shares of Grand common stock or preferred stock by shareholders that Grand is aware of after January 1, 2013 is the sale of 1,000 shares of preferred A stock in 2013 at $2.00 per share as indicated in the table above.

Dividends from SNB are Seacoast’s primary source of funds to pay dividends on its common stock. Under the National Bank Act, national banks may in any calendar year, without the approval of the OCC, pay dividends to the extent of net profits for that year, plus retained net profits for the preceding two years (less any required transfers to surplus). The need to maintain adequate capital in SNB also limits dividends that may be paid to Seacoast. Beginning in the third quarter of 2008, Seacoast reduced its dividend per share of common stock to de minimis $0.01. On May 19, 2009, Seacoast’s board of directors voted to suspend quarterly dividends on its common stock entirely.

Any dividends paid on Seacoast’s common stock would be declared and paid at the discretion of its board of directors and would be dependent upon Seacoast’s liquidity, financial condition, results of operations, capital requirements and such other factors as the board of directors may deem relevant. Seacoast does not expect to pay dividends on its common stock in the foreseeable future and expects to retain all earnings, if any, to support its capital adequacy and growth.

INFORMATION ABOUT THE GRAND SPECIAL MEETING

This section contains information about the special meeting that Grand has called to allow Grand shareholders to vote on the approval of the merger agreement. The Grand board of directors is mailing this proxy statement/prospectus to you, as a Grand shareholder, on or about         , 2015. Together with this proxy statement/prospectus, the Grand board of directors is also sending you a notice of the special meeting of Grand shareholders and a form of proxy that the Grand board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.

Time, Date, and Place

The special meeting is scheduled to be held on         , 2015 at         , local time, at            , West Palm Beach, Florida.

Matters to be Considered at the Meeting

At the special meeting, Grand shareholders will be asked to consider and vote on:

•	as to holders of Grand common and preferred stock, a proposal to approve the merger agreement, which we refer to as the merger proposal;
•	as to holders of Grand common stock, a proposal of the Grand board of directors to adjourn or postpone the special meeting, if necessary or appropriate, including to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement; and
•	any other matters as may properly be brought before the special meeting or any adjournment or postponement of the special meeting.

At this time, the Grand board of directors is unaware of any other matters that may be presented for action at the special meeting. If any other matters are properly presented, however, and you have completed, signed and submitted your proxy, the person(s) named as proxy will have the authority to vote your shares in accordance with his or her judgment with respect to such matters. A copy of the merger agreement is included in this proxy statement/prospectus as Appendix A, and we encourage you to read it carefully in its entirety.

Recommendation of the Grand Board of Directors

The Grand board of directors unanimously recommends that Grand shareholders vote “FOR” the merger proposal and “FOR” the adjournment proposal. See “The Merger — Grand’s Reasons for the Merger and Recommendations of the Grand Board of Directors.”

Record Date and Quorum

           , 2015 has been fixed as the record date for the determination of Grand shareholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. At the close of business on the record date, there were 3,266,481 shares of Grand common stock outstanding and entitled to vote at the special meeting, held by approximately 270 holders of record, 235,421 shares of Grand preferred A stock outstanding and entitled to vote at the special meeting held by approximately 232 holders of record and 1,481 shares of Grand preferred B stock outstanding and entitled to vote at the special meeting held by approximately 28 holders of record.

A quorum is necessary to transact business at the special meeting. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of (i) Grand common and preferred A stock, voting together as a single class, entitled to vote at the meeting, and (ii) Grand preferred B stock entitled to vote at the special meeting is necessary to constitute a quorum. Shares of Grand common and preferred stock represented at the special meeting but not voted, including shares that a shareholder abstains from voting and shares held in “street name” with a bank, broker or other nominee for which a shareholder does not provide voting instructions, will be counted for purposes of establishing a quorum. Once a share of Grand common and preferred stock is represented at the special meeting, it will be counted for the purpose of determining a quorum not only at the special meeting but also at any adjournment or postponement of the special meeting. In the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned or postponed.

Required Vote

The affirmative vote of (i) a majority of the outstanding shares of Grand common and preferred A stock, voting together as a single class, and (ii) 50% of the outstanding shares of Grand preferred B stock, voting as a separate class, must vote in favor of the proposal to approve the merger agreement. If you vote to “ABSTAIN” with respect to the merger proposal or if you fail to vote on the merger proposal, or fail to instruct your bank or broker how to vote with respect to the merger proposal, this will have the same effect as voting “AGAINST” the merger proposal.

The adjournment proposal will be approved if the votes of Grand common stock cast in favor of the adjournment proposal exceed the votes cast against the adjournment proposal. If you vote to “ABSTAIN” with respect to the adjournment proposal or if you fail to vote on the adjournment proposal, or fail to instruct your bank or broker how to vote with respect to the adjournment proposal, this will have no effect on the outcome of the vote on the adjournment proposal.

Each share of Grand voting common or preferred stock you own as of the record date for the special meeting entitles you to one vote at the special meeting on all matters properly presented at the meeting.

How to Vote — Shareholders of Record

Voting in Person.  If you are a shareholder of record, you can vote in person by submitting a ballot at the special meeting. Nevertheless, we recommend that you vote by proxy as promptly as possible, even if you plan to attend the special meeting. This will ensure that your vote is received. If you attend the special meeting, you may vote by ballot, thereby canceling any proxy previously submitted.

Voting by Proxy.  Your proxy card includes instructions on how to vote by mailing in the proxy card. If you choose to vote by proxy, please mark each proxy card you receive, sign and date it, and promptly return it in the envelope enclosed with the proxy card. If you sign and return your proxy without instruction on how to vote your shares, your shares will be voted “FOR” the merger proposal and “FOR” the adjournment proposal. At this time, the Grand board of directors is unaware of any other matters that may be presented for action at the special meeting. If any other matters are properly presented, however, and you have signed and returned your proxy card, the person(s) named as proxy will have the authority to vote your shares in accordance with his or her judgment with respect to such matters. Please do not send in your stock certificates with your proxy card. If the merger is completed, then you will receive a separate letter of transmittal and instructions on how to surrender your Grand stock certificates for the merger consideration.

How to Vote — Shares Held in “Street Name”

If you are a Grand shareholder and your shares are held in “street name” through a bank, broker or other holder of record, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to Grand or by voting in person at the Grand special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of Grand common or preferred stock on behalf of their customers may not give a proxy to Grand to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these matters. Therefore, if you are a Grand shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the merger proposal, which broker non-votes will have the same effect as a vote “AGAINST” this proposal; and
•	your broker, bank or other nominee may not vote your shares on the adjournment proposal, which broker non-votes will have no effect on the vote count for this proposal.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND PROMPTLY RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE. SHAREHOLDERS WHO ATTEND THE SPECIAL MEETING MAY REVOKE THEIR PROXIES BY VOTING IN PERSON.

Revocation of Proxies

You can revoke your proxy at any time before your shares are voted. If you are a shareholder of record, then you can revoke your proxy by:

•	submitting another valid proxy card bearing a later date;
•	attending the special meeting and voting your shares in person; or
•	delivering prior to the special meeting a written notice of revocation to Grand’s Corporate Secretary at the following address: 2055 Palm Beach Lakes Blvd., West Palm Beach, Florida 33409.

If you choose to send a completed proxy card bearing a later date or a notice of revocation, the new proxy card or notice of revocation must be received before the beginning of the special meeting. Attendance at the special meeting will not, in and of itself, constitute revocation of a proxy. If you hold your shares in street name with a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee to change your vote. Your last vote will be the vote that is counted.

Shares Subject to Support Agreements; Shares Held by Directors

A total of 748,321 shares of Grand common stock, representing approximately 22.91% of the outstanding shares of Grand common stock entitled to vote at the special meeting, 4,280 shares of Grand preferred A stock, representing approximately 1.82% of the outstanding shares of Grand preferred A stock entitled to vote at the special meeting, and 475 shares of Grand preferred B stock, representing approximately 32.07% of the outstanding shares of Grand preferred B stock entitled to vote at the special meeting, are subject to shareholder support agreements between Seacoast and each of Grand’s directors. Pursuant to his or her respective shareholder support agreement, each director has agreed to, at any meeting of Grand shareholders, however called, or any adjournment or postponement thereof (and subject to certain exceptions):

•	vote (or cause to be voted) all shares of Grand’s common and/or preferred stock beneficially owned by such director and which such director has the right to vote in favor of the approval of the merger agreement, the merger and each of the transactions contemplated by the merger agreement;
•	not vote or grant any proxies to any third party, except where such proxies are directed to vote in favor of the merger agreement, the merger and the transactions contemplated by the merger agreement; and
•	vote (or cause to be voted) his shares against any competing transaction.

Pursuant to the shareholder support agreement, without the prior written consent of Seacoast, each director has further agreed not to sell or otherwise transfer any shares of Grand common and/or preferred stock. The foregoing summary of the support agreements entered into by Grand’s directors does not purport to be complete, and is qualified in its entirety by reference to the form of support agreement attached as Exhibit B to the merger agreement, which is attached as Appendix A to this document.

For more information about the beneficial ownership of Grand common and preferred stock by each greater than 5% beneficial owner, each director and executive officer and executive officers as a group, see “Beneficial Ownership of Grand Common Stock by Management and Principal Shareholders of Grand.”

Solicitation of Proxies

The proxy for the special meeting is being solicited on behalf of the Grand board of directors. Grand will bear the entire cost of soliciting proxies from you. Grand will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Grand stock. Proxies will be solicited principally by mail, but may also be solicited by the directors, officers, and other employees of Grand in person or by telephone, facsimile or other means of electronic communication. Directors, officers and employees will receive no compensation for these activities in addition to their regular compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation.

Attending the Meeting

All holders of Grand common and preferred stock, including shareholders of record and shareholders who hold their shares in street name through banks, brokers or other nominees, are cordially invited to attend the special meeting. Shareholders of record can vote in person at the special meeting. If you are not a shareholder of record and would like to vote in person at the special meeting, you must produce a legal proxy executed in your favor by the record holder of your shares. In addition, you must bring a form of personal photo identification with you in order to be admitted at the special meeting. We reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without Grand’s express written consent.

Questions and Additional Information

If you have more questions about the merger or how to submit your proxy or vote, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or voting instructions, please contact Grand at:

Grand Bankshares, Inc.
2055 Palm Beach Lakes Blvd.
West Palm Beach, Florida 33409
Telephone: (561) 615-5000
Attn: J. Russell Greene, President and Chief Executive Officer
or
James R. Odza, Corporate Secretary and Treasurer

THE MERGER

Background of the Merger

As part of its ongoing consideration and evaluation of its long-term prospects and strategies, Seacoast’s board of directors and senior management have regularly reviewed and assessed its business strategies and objectives, including strategic opportunities and challenges, and have considered various strategic opportunities, including mergers and acquisitions, all with the goal of enhancing long term value for its shareholders and other stakeholders. During planning meetings in 2014, Seacoast’s board of directors discussed the Florida banking market and acquisition opportunities generally and identified potential acquisition opportunities in the near term, based on conversations between Seacoast’s CEO Dennis Hudson and other bank CEOs in the state.

From time to time, the board of directors of Grand similarly engaged in reviews and discussions of Grand’s long-term strategies and objectives, considering ways in which the company might enhance shareholder value and performance in light of competitive and other relevant factors. Generally, these reviews centered on strategies to improve Grand’s financial condition, asset quality, existing operations or to pursue opportunities in new markets or lines of business. On occasion, these discussions centered on merging with another banking organization as a means to enhance or improve shareholder value.

On September 16, 2014, during its annual strategic planning meeting, the board of directors of Grand determined that it would be appropriate to consider merging with a suitable merger partner as a possible means of enhancing long-term shareholder value. This decision was made known to Hovde Group LLC, Grand’s exclusive financial advisor since December 2009. Although there had been casual conversations from time to time over a period of years between Messrs. Hudson and Greene regarding the general merits of a potential combination of the two organizations, a merger of the organizations was not advisable at those earlier times. On September 17, 2014, Hovde suggested that it be authorized to approach Seacoast regarding a merger.

On September 18, 2014, the parties executed a confidentiality and non-disclosure agreement and Grand provided more detailed information concerning Grand to Seacoast and Sandler O’Neil & Partners, L.P. (“Sandler”), Seacoast’s financial advisor, to facilitate a potential non-binding indication of interest. In late October 2014, Seacoast asked Sandler to assist Seacoast as it considered the merits of a potential transaction with Grand. On October 28, 2014, Seacoast formally engaged Sandler as its financial advisor in connection with the potential Grand transaction.

Seacoast conducted due diligence through in-person meetings with a limited number of Grand executives and began its loan portfolio review of Grand on October 18, 2014. On November 12, 2014, Mr. Hudson met with Mr. Greene and discussed the general merits of a potential combination of the two organizations. On November 20, 2014, Seacoast issued a non-binding indication of interest to purchase the common shares of Grand, which was rejected by Grand’s directors on November 24, 2014, as insufficient. Grand’s outside counsel, Smith Mackinnon, P.A., discussed with members of the board the legal standards applicable to the board’s decisions and actions with respect to a potential business combination transaction. Based on discussions with certain members of the senior management team of Grand and Grand Bank, and representatives of Hovde and Smith Mackinnon, P.A., the Grand board of directors concluded that Seacoast was an appropriate merger partner and authorized Mr. Greene, management and Hovde to continue the process of seeking out an improved proposal for a potential strategic business combination transaction with Seacoast.

Additional due diligence was carried out by Seacoast and on January 7, 2015, Seacoast submitted a revised proposal based on a fixed exchange ratio of its stock. Discussions between senior management of Seacoast and Grand regarding Grand Bank’s asset quality and near-term probable recoveries of loans previously charged off by Grand ensued.

In early January 2015, Seacoast provided Grand a revised preliminary non-binding indication of interest with respect to a proposed merger transaction. After an evaluation of the proposal by the board of directors of Grand and following discussions with certain members of the senior management team of Grand and Grand Bank, and representatives of Hovde and Smith Mackinnon, P.A., and based on the board’s determination that Seacoast’s preliminary proposal offered substantial value to Grand and its shareholders and was attractive for strategic reasons, the Grand board of directors authorized Grand to enter into a limited exclusivity agreement with Seacoast. The parties negotiated the preliminary terms for a potential agreement in a non-binding indication of interest during early January 2015. On January 7, 2015, Seacoast and Grand executed a non-binding letter of intent for the acquisition of Grand, along with an exclusivity agreement which ended on March 21, 2015.

On January 13, 2015, Mr. Hudson convened a meeting of Seacoast’s M&A Committee and representatives of Sandler to review a preliminary analysis of the proposed merger transaction, a preliminary due diligence report from Seacoast’s Chief Credit Officer and the non-binding letter of intent. The Committee discussed the impact of the merger based on the limited information provided by Grand and preliminary assumptions utilized in the analysis, and also reviewed and discussed concerns related to potential diligence issues and the various potential impacts these concerns could have on the pricing assumptions. The Committee agreed with the terms of the non-binding letter of intent and authorized Mr. Hudson to proceed forward with due diligence.

Seacoast began its credit due diligence review of Grand in mid-January 2015. Based on discussions between the parties, Grand opened an electronic data room for Seacoast to review its due diligence requests and Grand’s responses during this period. Upon the conclusion of its preliminary review of Grand’s loan portfolio, representatives of Seacoast’s financial advisor, Sandler, communicated to representatives of Hovde Seacoast’s continued interest in a strategic business combination and gave additional detail on the terms of Seacoast’s proposal.

Over the course of the following eight weeks, Seacoast and its representatives continued negotiations with Grand and its representatives on the terms of the transaction and worked to reconcile differing views with respect to various aspects of the merger agreement. These issues included the exchange ratio, the respective covenants of the parties pending closing of the transaction, the rights and obligations of the parties in the event the merger agreement is terminated prior to the consummation of the merger and matters relating to the payment of deferred interest on certain of Grand’s outstanding trust preferred securities. Seacoast continued to conduct its due diligence in the first several weeks of February. During this period, Grand’s management engaged Steve H. Powell & Company (“Due Diligence Assist Firm”) to assist Grand’s management with its due diligence review of Seacoast’s loan portfolio.

During the course of discussions regarding the draft merger agreement, representatives of Seacoast and Grand also discussed their expectation that Grand’s directors would enter into customary support agreements agreeing to vote their shares of Grand stock in favor of the merger agreement and the transactions provided for in the merger agreement, along with entering into certain restrictive covenant agreements. Also during this period, Grand’s and Seacoast’s senior management and advisors regularly updated their respective boards of directors on the status of negotiations.

During the week of January 15, 2015, representatives of Grand met with representatives of Seacoast at Seacoast’s offices to discuss the transaction and continue their due diligence review of the other party. During these meetings, Seacoast’s representatives answered questions from Grand’s representatives regarding Seacoast’s business and certain financial, legal and regulatory matters. During the following week, the parties continued to negotiate the terms of a transaction.

On January 26, 2015, the board of directors and management of Grand met with its legal and financial advisors to review the changes that had been made to the proposed agreements. Grand’s senior management presented the report summarizing the findings of its due diligence review of Seacoast prepared by the Due Diligence Assist Firm. Mr. Hudson and other Seacoast executive officers were then invited to discuss Seacoast’s strategic plan, the prospects for the merger with Grand and the remaining unresolved issues.

On January 29, 2015, counsel to Seacoast circulated an initial draft of the merger agreement, based on the terms outlined in the letter of intent, to Grand’s counsel and financial advisor and the parties began negotiations of the terms of the agreement during this period. On February 2, 2015, Seacoast’s M&A Committee reviewed an initial draft of the merger agreement.

In mid-February, the parties reached an impasse on certain terms of the transaction, including the payment of deferred interest on the trust preferred securities, and the parties agreed to suspend negotiations.

On February 23, 2015, Mr. Hudson informed the M&A Committee as to the impasse and the committee reviewed and discussed further the issues that remained between the parties.

The parties resumed discussions of a transaction during the first week of March 2015. Over the next two weeks, Seacoast conducted additional due diligence and the parties further negotiated the principal terms of the transaction.

Representatives of Seacoast and Alston & Bird, LLP, counsel to Seacoast, had multiple telephonic conference calls with representatives of Grand and Smith Mackinnon, P.A. to negotiate the terms of the draft merger agreement. On February 27, 2015, the board of directors and management of Grand met with its legal and financial advisors to review the revised principal terms of the proposed definitive agreement and agreed to continue proceeding forward with discussions with Seacoast. Over the next several weeks the parties worked to finalize the definitive agreement and the ancillary agreements, complete the disclosure schedules and address the roles for Grand management in a potentially combined business. The parties resumed their due diligence processes and had subsequent communications and negotiations relating to the merger agreement and the ancillary transaction documents. Grand engaged Austin Associates LLC, on March 13, 2015, to evaluate the Seacoast proposal and to issue its independent fairness opinion.

On March 17, 2015, Seacoast’s M&A Committee reviewed the merger agreement and its Chief Credit Officer presented a comprehensive credit diligence update to the committee members. The M&A Committee discussed the diligence issues and the impacts, including changes to the previous pricing assumptions, and recommended the merger agreement and the transactions and agreements contemplated by it to Seacoast’s board of directors for approval.

On March 19, 2015, Seacoast’s board of directors met in special session to review and consider the merger agreement and the transactions and agreements contemplated by it. At the meeting, Alston & Bird reviewed for the directors the terms and conditions of the merger agreement, the merger and the various agreements to be signed in connection with the merger agreement, along with the fiduciary duties of the board members, and engaged in discussions with the board members on such matters. As a part of the meeting, a representative of Sandler reviewed the principal terms of the proposed transaction and the financial impacts of the merger. After additional discussion, the Seacoast board of directors adopted and approved the draft merger agreement and the transactions and agreements contemplated by it (subject to no material terms or conditions being revised) and determined that the merger agreement and the transactions contemplated by it were in the best interests of Seacoast and its shareholders.

On March 24, 2015, Seacoast’s M&A Committee chairman Thomas Rossin and Mr. Hudson had a telephonic meeting during which Mr. Hudson updated Mr. Rossin on the status of the definitive merger agreement and other transaction documents, and confirmed there had been no material changes to the terms and conditions discussed with the full board on March 19, 2015.

On March 25, 2015, Grand’s board of directors held a meeting to consider, based on presentations from Grand’s outside legal and financial advisors and discussions with senior management, the status of the proposed transaction with Seacoast. Mr. Greene further reviewed for the board of directors the background of discussions with Seacoast and the progress of negotiations. Representatives of Austin reviewed the financial aspects of the proposed merger and rendered an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Austin as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the shareholders of Grand. In addition, representatives of Smith Mackinnon, P.A. reviewed with the directors the most recent draft of the proposed merger agreement and related transaction documents as well as the legal standards applicable to the board’s decisions and actions with respect to the proposed transaction, as they had previously done. Following further discussion, the board of directors of Grand unanimously approved the merger agreement and recommended that it be submitted to the Grand shareholders for approval at a special meeting of shareholders.

Later in the day on March 25, 2015, Seacoast and Grand executed the merger agreement and the other transaction documents. A press release announcing the transaction was released that afternoon following the close of trading in Seacoast common stock.

Grand’s Reasons for the Merger and Recommendation of the Grand Board of Directors

After careful consideration, Grand’s board of directors, at a meeting held on March 25, 2015, determined that the merger agreement is in the best interests of Grand and its shareholders. Accordingly, Grand’s board of directors adopted and approved the merger agreement and the merger and the other transactions contemplated by the merger agreement and recommends that Grand shareholders vote “FOR” the approval of the merger agreement. In reaching its decision to adopt and approve the merger agreement and the merger and the other transactions contemplated by the merger agreement, and to recommend that its shareholders approve the merger agreement, the Grand board of directors consulted with Grand management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:

•	each of Grand’s, Seacoast’s and the combined company’s business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the Grand board of directors considered its view that Seacoast’s business and operations complement those of Grand and that the merger would result in a combined company with diversified revenue sources, a well-balanced loan portfolio and an attractive funding base, as evidenced by a significant portion of core deposit funding;
•	its understanding of the current and prospective environment in which Grand and Seacoast operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on Grand both with and without the proposed transaction;
•	the results that Grand could expect to achieve operating independently, and the likely risks and benefits to Grand shareholders of that course of action, as compared to the value of the merger consideration to be received from Seacoast;
•	its view that the size of the institution and related economies of scale was becoming increasingly important to continued success in the current financial services environment, including the increased expenses of regulatory compliance, and that a merger with a larger bank holding company could provide those economies of scale, increase efficiencies of operations and enhance customer products and services;
•	its belief that the number of potential acquirers interested in smaller institutions like Grand, with total assets less than $500 million and limited geographic markets, has diminished and may diminish even further over time;
•	following the sale of four banking offices to decrease Grand’s assets to manage its capital ratio requirements, Grand has had limited success in resuming sufficient generation of new loan production;
•	the lack of Grand growth and profitability has reduced opportunities for employee advancement leaving Grand at risk of losing highly experienced personnel;
•	Grand owes interest-bearing debt of $7.2 million and, because of a lack of sufficient profitability, Grand Bank is unable to upstream dividends to Grand to pay the interest on the debt, and Grand also has preferred B stock outstanding on which it has only paid three quarterly dividends, and both the subordinated debt and preferred B stock have priority over common stock, and the transaction with Seacoast allows Grand to resolve both the subordinated debt and preferred B stock issues, which Grand might not otherwise be able to resolve except through a capital raising effort by Grand at a price per share likely less than the merger consideration to be received by Grand shareholders from Seacoast and with uncertain prospects for success;
•	its review and discussions with Grand’s management and the Due Diligence Assist Firm concerning the due diligence investigation of Seacoast;
•	the complementary nature of the credit cultures of the two companies, which management believes should facilitate integration and implementation of the transaction;

•	management’s expectation that the combined company will have a strong capital position upon completion of the transaction;
•	the board’s belief that the combined enterprise would benefit from Seacoast’s ability to take advantage of economies of scale and grow in the current economic environment, making Seacoast an attractive partner for Grand;
•	its belief that the transaction is likely to provide substantial value to Grand’s shareholders;
•	the opinion of Austin, Grand’s financial advisor, delivered to Grand’s board of directors, to the effect that, as of the date of such opinion, and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Austin as set forth in such opinion, the terms of the merger agreement are fair, from a financial point of view, to Grand and its stockholders, as more fully described below in the section entitled “The Merger — Opinion of Grand’s Financial Advisor”;
•	the financial and other terms of the merger agreement, the expected tax treatment and deal protection provisions, including the ability of Grand’s board of directors, under certain circumstances, to withdraw or materially adversely modify its recommendation to Grand shareholders, and to terminate the merger agreement in order to enter into a definitive agreement with respect to a superior proposal (subject to payment of a termination fee), each of which it reviewed with its outside financial and legal advisors;
•	the fact that the merger consideration will consist of shares of Seacoast common stock, which would allow Grand shareholders to participate in a significant portion of the future performance of the combined Grand and Seacoast business and synergies resulting from the merger, and the value to Grand shareholders represented by that consideration;
•	the greater liquidity in the trading market for Seacoast common stock relative to the market for Grand common stock due to the listing of Seacoast’s shares on the Nasdaq Global Select Market;
•	the potential risk of diverting management attention and resources from the operation of Grand’s business and towards the completion of the merger;
•	the requirement that Grand conduct its business in the ordinary course and the other restrictions on the conduct of Grand’s business prior to the completion of the merger, which may delay or prevent Grand from undertaking business opportunities that may arise pending completion of the merger;
•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Seacoast’s business, operations and workforce with those of Grand; and
•	the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

The foregoing discussion of the factors considered by the Grand board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the Grand board of directors. In reaching its decision to adopt and approve the merger agreement and the merger and the other transactions contemplated by the merger agreement, the Grand board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Grand board of directors considered all these factors as a whole, including discussions with, and questioning of, Grand’s management and Grand’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the Grand board of directors has adopted and approved the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Grand merger proposal and “FOR” the Grand adjournment proposal.

Each of the directors of Grand has entered into a support agreement with Seacoast, pursuant to which they have agreed to vote in favor of the Grand merger proposal and the other proposals to be voted on at the

Grand special meeting. For more information regarding the support agreements, please see the section entitled “Information About the Grand Special Meeting — Shares Subject to Support Agreements; Shares Held by Directors” beginning on page 26.

Seacoast’s Reasons for the Merger

As a part of Seacoast’s growth strategy, Seacoast routinely evaluates opportunities to acquire financial institutions. The acquisition of Grand is consistent with Seacoast’s expansion strategy. Seacoast’s board of directors, senior management and certain lenders reviewed the business, financial condition, results of operation and prospects for Grand, the market condition of the market area in which Grand conducts business, the compatibility of the management and the proposed financial terms of the merger. In addition, management of Seacoast believes that the merger will expand Seacoast’s presence in the attractive Palm Beach County market area, provide opportunities for future growth and provide the potential to realize cost savings. Seacoast’s board of directors also considered the financial condition and valuation for both Grand and Seacoast as well as the financial and other effects the merger would have on Seacoast’s shareholders and stakeholders. The board considered the fact that the acquisition would nearly double Seacoast’s existing footprint in Palm Beach County, that market overlap would drive significant realistic cost savings, and that cultural similarities supported the probability of an efficient, low risk integration with minimal customer attritions. In addition, the board of directors also considered the analysis and presentations from its outside financial advisor, Sandler O’Neill.

While management of Seacoast believes that revenue opportunities will be achieved and costs savings will be obtained following the merger, Seacoast has not quantified the amount of enhancements or projected the areas of operation in which such enhancements will occur.

In view of the variety of factors considered in connection with its evaluation of the merger, the Seacoast board did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to factors it considered. Further, individual directors may have given differing weights to different factors. In addition, the Seacoast board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination. Rather, the board conducted an overall analysis of the factors it considered material, including thorough discussions with, and questioning of, Seacoast’s management.

Opinion of Grand’s Financial Advisor

On March 13, 2015, Grand engaged Austin to issue a fairness opinion to Grand in connection with the potential merger with Seacoast. Austin is an investment banking and consulting firm specializing in community bank mergers and acquisitions. Grand selected Austin on the basis of its experience and expertise in representing community banks in similar transactions and its familiarity with Grand.

As part of its engagement, Austin assessed the fairness, from a financial point of view, of the terms of the merger agreement to the shareholders of Grand. Austin did not serve as primary financial advisor to Grand and did not participate in negotiations of the financial terms of the letter of intent or merger agreement. Austin participated telephonically in the March 25, 2015 meeting at which Grand’s board considered the merger agreement. At that meeting, Austin presented its financial analysis of the transaction and delivered to the board its oral opinion, subsequently confirmed in writing, that the terms of the merger agreement was fair to Grand, and its shareholders, from a financial point of view. The full text of Austin’s opinion is attached as Appendix B to this proxy statement/prospectus. The description of the opinion set forth below is qualified in its entirety by reference to the opinion.

You should consider the following when reading the description of Austin’s opinion:

•	the opinion letter describes the procedures followed, assumptions made, matters considered, and qualifications and limitations of the review undertaken by Austin in connection with its opinion, and should be read in its entirety;
•	Austin expressed no opinion as to the price at which Grand’s or Seacoast’s common stock would actually be trading at any given time;

•	Austin’s opinion does not address the relative merits of the merger and the other business strategies considered by Grand’s board, nor does it address the Grand board’s decision to proceed with the merger;
•	Austin’s opinion rendered in connection with the merger does not constitute a recommendation to any Grand shareholder as to how he or she should vote at the Grand special meeting; and
•	Austin’s opinion was based on market, economic and other relevant considerations as they existed and could be evaluated as of the date of the opinion. Events occurring after the date of Austin’s opinion, including, but not limited to, changes affecting the securities markets, the results of operations or material changes in the financial condition of either Seacoast or Grand could materially affect the assumptions used by Austin in preparing its opinion.

The preparation of a fairness opinion involves various determinations as to the most appropriate methods of financial analysis and the application of those methods to the particular circumstances. It is, therefore, not readily susceptible to partial analysis or summary description. In performing its analyses, Austin made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Grand and Seacoast and may not be realized. Any estimates contained in Austin’s analyses are not necessarily predictive of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of the companies do not purport to be appraisals or necessarily reflect the prices at which the companies or their securities may actually be sold. Unless specifically noted, none of the analyses performed by Austin was assigned a greater significance by Austin than any other. The relative importance or weight given to these analyses is not reflected in the order of either the analyses or their corresponding results in this proxy statement/prospectus.

Management of Grand and Seacoast, respectively, represented that there had been no material adverse change in their respective company’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Austin. Austin assumed in all respects material to its analysis that Grand and Seacoast would remain as going concerns for all periods relevant to Austin’s analyses, that all of the representations and warranties contained in the merger agreement were true and correct, that each party to the merger agreement would perform all of the covenants required to be performed by such party under the merger agreement, and that the conditions precedent in the merger agreement would not be not waived. Finally, Austin relied upon the advice Grand received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

In its review and analysis, Austin relied upon and assumed the accuracy and completeness of the information provided to it or publicly available, and did not attempt to verify such information. As part of the due diligence process Austin made no independent verification as to the status and value of Grand’s or Seacoast’s assets, including the value of the loan portfolio and allowance for loan and lease losses, and instead relied upon representations and information concerning the value of assets and the adequacy of reserves of both companies in the aggregate. In addition, Austin assumed that, in the course of obtaining the necessary approvals for the transaction, no condition would be imposed that would have a material adverse effect on the contemplated benefits of the transaction to Grand and its shareholders.

In connection with its opinion, Austin reviewed:

•	the merger agreement dated as of March 25, 2015;
•	certain publicly available financial statements and other historical financial information of Grand and Seacoast that Austin deemed relevant;
•	certain non-public internal financial and operating data of Grand and Seacoast that were prepared and provided to Austin by the respective management of Grand and Seacoast;
•	internal financial projections for Grand for the year ending December 31, 2014 prepared by and reviewed with management of Grand;

•	internal financial projections for Seacoast for the year ending December 31, 2014 prepared by and reviewed with management of Seacoast;
•	financial analysis and presentation materials prepared by Hovde Group, LLC (Grand’s financial advisor) to Grand’s Board of Directors;
•	the pro forma financial impact of the merger on Seacoast, based on assumptions relating to transaction expenses, preliminary purchase accounting adjustments and cost savings as discussed with representatives of Seacoast;
•	publicly reported historical prices and trading activity for Seacoast’s common stock, including an analysis of certain financial and stock market information of Seacoast compared to certain other publicly traded companies;
•	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;
•	the current market environment generally and the banking environment in particular; and,
•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.

Austin also discussed with certain members of senior management of Grand the business, financial condition, results of operations and prospects of Grand, including certain operating, regulatory and other financial matters. Austin held similar discussions with certain members of senior management of Seacoast regarding the business, financial condition, results of operations and prospects of Seacoast.

The following is a summary of the material factors considered and analyses performed by Austin in connection with its opinion dated March 25, 2015. The summary does not purport to be a complete description of the analyses performed by Austin.

Summary of Financial Terms of Merger Agreement.  Austin reviewed the financial terms of the merger agreement, including the form of consideration, the pricing formula of the exchange ratio for the stock portion of the consideration, and the resulting implied value per share to be received by Grand common shareholders pursuant to the proposed merger. Based on the fixed exchange ratio of 0.3114 shares of Seacoast common stock for each share of Grand common and preferred A stock and Seacoast’s 15-day average closing price ending March 24, 2015 of $13.48, Austin calculated an implied value for each share of Grand common and preferred A stock of $4.20. Based on 3,266,481 shares of Grand common stock outstanding and 235,421 shares of preferred A stock outstanding, Austin determined that 1,090,492 shares of Seacoast common stock would be issued representing an aggregate implied value of approximately $14.7 million. Austin calculated that the implied value of $14.7 million as of March 24, 2015 represented a:

•	115 percent of Grand’s tangible common book value;
•	1.2 percent premium above Grand’s tangible common equity as a percent of core deposits; and
•	110 percent premium to Grand’s last reported market transaction(1)

Austin also noted that in addition to the above consideration, each share of Grand’s preferred B stock would be converted into the right to receive a total cash payment of $1,000 per share. Based on 1,481 outstanding shares of preferred B stock, total cash consideration would be $1,481,000.

Grand Bank & Trust of Florida (“Grand Bank”) Financial Performance and Peer Analysis.  Austin compared selected results of Grand Bank’s operating performance to those of 11 selected Florida banks with total assets between $150 million and $400 million and headquartered in one of the following counties in Florida: Broward, Martin or Palm Beach. Austin considered this group of financial institutions comparable to Grand Bank on the basis of asset size and geographic location.

(1)	Based on $2.00 per share which represents Grand’s stock price for transactions reported in 2014.

This peer group consisted of the following banks:

Bank Name	City/State	Bank Name	City/State
Regent Bank	Davie, FL	American National Bank	Oakland Park, FL
Floridian Community Bank	Davie, FL	Desjardins Bank, NA	Hallandale, FL
Landmark Bank, NA	Ft. Lauderdale, FL	TransCapital Bank	Sunrise, FL
Paradise Bank	Boca Raton, FL	Flagler Bank	W. Palm Beach, FL
Legacy Bank of Florida	Boca Raton, FL	Natbank, NA	Hollywood, FL
Palm Beach Community Bank	W. Palm Beach, FL

Austin noted the following selected financial measures for the peer group as compared to Grand Bank:

Peer Financial Performance(1)

	25th Pct	Median	75th Pct	Grand Bank(1)
PTPP/Average Assets	0.45%	1.19%	1.51%	0.06%
Pre-Tax Net Income/Average Assets	0.48%	1.20%	1.54%	0.50%
NPLs/Total Loans	3.56%	1.70%	1.21%	0.86%
Restructured Loans/Total Loans	3.46%	1.98%	0.44%	9.78%
NPAs/Total Assets	4.44%	2.02%	1.43%	4.49%
Tier 1 Leverage Ratio	9.78%	10.79%	12.45%	10.23%
Total Risk-Based Ratio	15.17%	16.64%	19.18%	15.40%

PTPP =	Pre-Tax Pre-Provision = Net Interest Income + Noninterest Income - Noninterest Expense
NPLs =	Loans 90+ day PD and nonaccrual loans. Restructured loans are not included in NPLs.
NPAs =	Loans 90+ day PD, nonaccrual loans, OREO, nonperforming debt securities & other assets. Restructured loans are not included.
(1)	Peer and Grand Bank financial performance as of December 31, 2014.

After adjusting for several nonrecurring items, including a negative loan loss provision, Austin estimated that Grand Bank would have reported a net loss of $16,000. As a result, Austin did not consider as applicable traditional measures of profitability such as ROAA and ROAE.

Taking into the account its peer analysis of Grand Bank, Austin concluded that Grand Bank’s overall core profitability and asset quality were significantly below the peer median results. Austin noted that core profitability is often best measured by pre-tax pre-provision earnings (“PTPP”) and that Grand Bank’s ratio of PTPP earnings to assets of 0.06% was below the 25th percentile for the selected peer group. Austin also noted that Grand Bank’s nonperforming assets approximated the 25th percentile of the peer group when measured as a percent of total assets; however, restructured loan balances were significantly higher than the peer when measured relative to total loans. In addition, Austin noted that Grand Bank’s tier 1 leverage ratio and total risk-based ratio was between the 25th percentile and the median of the peer group.

Comparable Transaction Analysis.  Austin compared the financial performance of certain selling institutions and the prices paid in selected transactions to Grand’s financial performance and the transaction multiples being paid by Seacoast for Grand. Specifically, Austin reviewed certain information relating to selected Florida bank and thrift transactions from January 1, 2014 to March 24, 2015 involving sellers with total assets less than $1.0 billion. Twelve transactions met the selected criterion. Of these 12 transactions, three transactions involved sellers with NPAs/Assets of greater than 4.0 percent. The following lists the transactions reviewed by Austin:

Buyer Name	State	Seller Name	City	State
Sunshine Bancorp, Inc.	FL	Community Southern Hldgs	Lakeland	FL
Ameris Bancorp	GA	Merchants & Southern Banks	Gainesville	FL
HCBF Holding Co.	FL	First America Hldgs	Bradenton	FL
IBERIABANK Corp.	LA	Florida Bank Group Inc.	Tampa	FL

Buyer Name	State	Seller Name	City	State
Stonegate Bank	FL	Community Bank of Broward	Dania Beach	FL
Home BancShares Inc.	AR	Broward Financial Holdings	Ft. Lauderdale	FL
Charles Inv. Group LLC	AL	United Group Banking Co.	Longwood	FL
HCBF Holding Co.	FL	Highlands Independent Bncshrs	Sebring	FL
First American Bank Corp.	IL	Bank of Coral Gables	Coral Gables	FL
Seacoast Banking Corp. of FL	FL	BANKshares Inc.	Winter Park	FL
Heritage Financial Group Inc.	GA	Alarion Financial Services	Ocala	FL
Home BancShares Inc.	AR	Florida Traditions Bank	Dade City	FL

The following table highlights the median results of the Florida comparable transaction analysis:

Seller’s Financial Performance	Florida Deals	Deals w/Seller NPAs/Assets >4%	Grand(1)
Number of Transactions	12	3	—
Total Assets ($mils)	$272.8	$247.9	$208.0
Tangible Equity/Tangible Assets	9.36%	6.28%	6.72%
LTM Return on Average Assets	0.45%	0.26%	-0.10%
LTM Return on Average Equity	4.12%	4.33%	-1.57%
LTM Efficiency Ratio	80.1%	99.3%	102.8%
Nonperforming Assets/Assets(2)	1.94%	6.34%	10.46%
Deal Transaction Multiples
Price/Tangible Book Value Ratio	139%	116%	115%
Price/LTM Earnings	21.8	24.1	NM
Premium/Core Deposits	5.9%	1.9%	1.2%

(1)	Grand’s consolidated financial performance based on core net loss of $208,000 in 2014.
(2)	Nonperforming assets include nonaccrual loans and leases, restructured loans and leases, and other real estate owned.

Austin noted that Grand Bank incurred certain nonrecurring income and expense items in 2014 which materially increased stated net income. In the table above, Grand’s consolidated stated net income for 2014 was adjusted for negative loan loss provision expense ($905,000), recapture of nonaccrual interest paid on loan ($461,000), securities gains ($39,000) and loss on the sale of OREO ($325,000). As a result, Austin estimated that without these items Grand would have reported a net loss of $208,000. All of the above ratios are based on this restated net loss estimate.

Taking into account the results of its comparable transactions analysis, Austin noted Grand’s core profitability was significantly lower than the selling banks in the deals reviewed and Grand’s level of NPAs was significantly higher. Austin determined that the median last twelve month (“LTM”) ROAA for all Florida selling banks was 0.45 percent, the median nonperforming assets (“NPA”) to assets ratio measured 1.94 percent, the median LTM ROAA for Florida selling banks with NPAs greater than 4 percent was 0.26 percent, and the median NPAs to assets ratio measured 6.34 percent. Austin also determined that Grand’s restated consolidated earnings would have resulted in a LTM ROAA of -0.10 percent and noted that Grand’s level of NPAs when including restructured loans was 10.46 percent of assets.

Based on Austin’s review of the comparable transactions, Austin concluded that the deal pricing indicated that the multiples paid for the three select Florida transactions with higher levels of NPAs were materially lower than all Florida deals. Austin noted that the indicated price to tangible book ratio being paid by Seacoast for Grand of 115 percent, while lower than the median for all Florida deals, approximated the median for selling banks with NPAs greater than 4 percent. Austin concluded that based on negative restated earnings for 2014, the price-to-earnings multiple for Grand was not meaningful. Austin determined that the implied core deposit premium being paid by Seacoast for Grand of 1.2 percent indicated by Austin’s analysis was lower than the median premium paid for all Florida deals and slightly lower than the median premium paid for selling banks with NPAs greater than 4 percent.

Seacoast Financial Performance and Market Trading Data versus Peer.  Austin compared selected results of Seacoast’s operating performance to that of 25 selected Southeast Region publicly traded banking companies with assets between $2 and $6 billion. Austin considered this group of financial institutions comparable to Seacoast on the basis of asset size and geographic location.

This peer group consisted of the following companies:

Company Name	Symbol	Company Name	Symbol
FCB Financial Holdings	FCB	Fidelity Southern Corp.	LION
Renasant Corp.	RNST	USAmeriBancorp Inc.	USAB
TowneBank	TWON	State Bank Financial Corp.	STBZ
Simmons First National Corp.	SFNC	HomeTrust Bancshares	HTBI
Carter Bank & Trust	CARE	Capital City Bank Group	CCBG
Yadkin Financial Corp.	YDKN	Burke & Herbert Bank & Trust	BHRB
ServisFirst Bancshares	SFBS	First Community Bancshares	FCBC
BNC Bancorp	BNCN	NewBridge Bancorp	NBBC
Ameris Bancorp	ABCB	Park Sterling Corporation	PSTB
CenterState Banks	CSFL	Southern BancShares	SBNC
City Holding Co.	CHCO	CommunityOne Bancorp	COB
Cardinal Financial Corp.	CFNL	Hampton Roads Bankshares	HMPR
First Bancorp	FBNC

Austin noted the following selected financial measures for the peer group as compared to Seacoast:

Peer Financial Performance(1)

	25th Pct	Median	75th Pct	Seacoast(1)
Total Assets ($bils)	$2.6	$3.2	$4.1	$3.1
Tangible Equity/Tangible Assets	8.09%	9.77%	10.13%	9.14%
LTM PTPP/Average Assets	1.00%	1.56%	1.75%	0.70%
LTM Core Return on Average Assets	0.69%	0.96%	1.13%	0.52%
LTM Core Return on Average Equity	6.06%	8.72%	11.53%	5.07%
NPAs/Total Assets	1.51%	1.03%	0.66%	0.93%
NPAs/(Tangible Equity + ALLL)	16.3%	10.0%	6.5%	9.7%

PTPP = Pre-Tax Pre-Provision = Net Interest Income + Noninterest Income - Noninterest Expense

NPAs = Loans 90+ day PD, nonaccrual loans and OREO. Restructured loans are not included in NPAs.

(1)	Peer and Seacoast’s financial performance as of December 31, 2014.

Austin noted that the comparison indicated that Seacoast was below the 25th percentile of the peer group in profitability (core ROAA and ROAE). In addition Austin noted that Seacoast ranked between the median and 75th percentile in nonperforming assets (NPAs/Total Assets and NPAs/Tangible Equity + ALLL). Austin reviewed the following summary of the market trading data of Seacoast compared to the peer group, as of March 24, 2015:

Peer Market Trading Data

As of 03/24/2015	25th Pct	Median	75th Pct	Seacoast
Price/Tangible Book Value per Share	136%	149%	190%	165%
Price/LTM Core EPS	13.3	15.4	21.3	29.1
Dividend Yield	0.0%	0.7%	2.0%	0.0%
Average Monthly Share Volume (000)	615	1,207	1,780	1,878

Austin noted that Seacoast traded between the median and 75th percentile of the peer group as measured by price to tangible book and above the 75th percentile as measured by price to LTM Core EPS. Seacoast does not currently pay dividends. Austin also noted that Seacoast was above the 75th percentile average monthly share volume.

Stand-Alone Net Present Value Analysis.  Austin performed an analysis that estimated the stand-alone net present value of Grand through December 31, 2017. Austin based the analysis on Grand’s projected earnings stream as derived from the internal projections provided by Grand management for the years ending December 31, 2015 through 2017. In determining the terminal value of Grand’s common stock at December 31, 2017, Austin applied price to forward earnings multiples of 11.0x to 15.0x. The dividend stream and terminal values were then discounted to present values using different discount rates ranging from 10.0% to 14.0%. The following table illustrates the net present value of Grand based on the above assumptions:

	2017 Terminal EPS Multiples
Discount Rate Range	11.0	12.0	13.0	14.0	15.0
10.0%	$2.24	$2.37	$2.50	$2.63	$2.76
11.0%	$2.20	$2.33	$2.46	$2.58	$2.71
12.0%	$2.17	$2.29	$2.41	$2.54	$2.66
13.0%	$2.13	$2.25	$2.37	$2.49	$2.61
14.0%	$2.10	$2.21	$2.33	$2.45	$2.57

Based on this analysis, Austin calculated the implied net present value reference range of a share of Grand of $2.10 to $2.76.

Austin also considered the impact to the net present value results from changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Austin performed a similar analysis assuming Grand’s net income varied +/- 20% from the baseline projections. This analysis resulted in the following per share value range using a discount rate of 12.0%.

	Implied 2017 EPS	2017 Terminal EPS Multiples
% Change		11.0	12.0	13.0	14.0	15.0
20.0%	$0.21	$2.44	$2.59	$2.73	$2.88	$3.03
10.0%	$0.19	$2.30	$2.44	$2.57	$2.71	$2.85
0.0%	$0.17	$2.17	$2.29	$2.41	$2.54	$2.66
-10.0%	$0.16	$2.03	$2.14	$2.25	$2.36	$2.48
-20.0%	$0.14	$1.90	$2.00	$2.09	$2.19	$2.29

Based on this analysis, Austin calculated the implied net present value reference range of a share of Grand of $1.90 to $3.03.

Austin’s Compensation and Relationships with Grand and Seacoast.  Grand paid Austin a cash fee of $15,000 upon execution of the engagement letter. Grand paid Austin a cash fee of $25,000 upon the issuance of Austin’s fairness opinion. Grand agreed to reimburse Austin for its out-of-pocket expenses, and to indemnify Austin against certain liabilities, including liabilities under securities laws. Austin has provided various consulting services to Grand in the past, the fees for which Austin determined were not material to Austin’s overall business. Austin does not have any prior, existing or pending engagements with Seacoast.

Conclusion.  Based on the preceding summary discussion and analysis, and subject to the assumptions set forth in its opinion, Austin determined the terms of the merger agreement to be fair, from a financial point of view, to Grand and its shareholders. Each shareholder is encouraged to read Austin’s fairness opinion in its entirety. The full text of this fairness opinion is included as Appendix B to this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion describes the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Grand stock that exchange their shares of Grand stock for shares of Seacoast common stock, cash, or a combination of shares of Seacoast common stock and cash in the merger. This discussion is based on the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion.

For purposes of this discussion, a “U.S. holder” means a beneficial owner of Grand stock that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state or political subdivision thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes, or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source. This discussion addresses only U.S. holders of Grand stock.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Grand stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Grand stock should consult their own tax advisors.

This discussion addresses only those Grand stockholders that hold their shares of Grand stock as a capital asset within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a financial institution;
•	a tax-exempt organization;
•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);
•	an insurance company;
•	a regulated investment company;
•	a real estate investment trust;
•	a dealer or broker in stocks and securities, commodities or currencies;
•	a trader in securities that elects the mark-to-market method of accounting;
•	a holder of Grand stock that received such stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;
•	a person that is not a U.S. holder (as defined above);
•	a person that has a functional currency other than the U.S. dollar;
•	a holder of Grand stock that holds such stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or
•	a U.S. expatriate.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

The actual tax consequences of the merger to you may be complex. These consequences will depend on your individual situation. You should consult with your own tax advisor to determine the tax consequences of the merger to you.

Tax Consequences of the Merger Generally

The parties intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Seacoast’s obligation to complete the merger that Seacoast receive an opinion from Alston & Bird LLP, dated the closing date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Grand’s obligation to complete the merger that Grand receive an opinion, dated the closing date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The opinion of Alston & Bird LLP provided on behalf of Seacoast and the opinion of Hacker, Johnson & Smith, P.A. provided on behalf of Grand, will be based on representation letters provided by Seacoast and Grand and on customary factual assumptions. Neither of the opinions described above will be binding on the Internal Revenue Service or any court. Grand and Seacoast have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger. There can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth in this discussion.

U.S. Holders that Receive Solely Seacoast Common Stock

If you hold Grand common and/or preferred A stock, but do not hold any Grand preferred B stock, you will receive solely Seacoast common stock in the merger (except with respect to any cash received in lieu of fractional shares of Seacoast common stock, as described below). Provided that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, upon exchanging your Grand common and/or preferred A stock for Seacoast common stock, you generally will not recognize gain or loss (except with respect to any cash received in lieu of fractional shares of Seacoast common stock, as described below.)

Your aggregate tax basis in the shares of Seacoast common stock that you receive in the merger (including any fractional shares deemed received and sold for cash as described below), will be the same as your aggregate tax basis in the shares of Grand common and/or preferred A stock you surrender in the merger. The holding period for the shares of Seacoast common stock that you receive in the merger (including any fractional shares deemed received and sold for cash as described below) will include your holding period for the shares of Grand common and/or preferred A stock that you surrender in the merger.

U.S. Holders that Receive Solely Cash

If you hold Grand preferred B stock, but do not hold any Grand common and/or preferred A stock, you will receive solely cash in the merger. The receipt of cash will be a taxable transaction. Assuming that the cash you receive is not treated as a dividend, as described below, you will recognize gain or loss equal to the difference, if any, between your tax basis in your Grand preferred B stock and the cash received in the merger. Any recognized gain or loss generally will be treated as capital gain or loss and generally will be long-term capital gain or loss if your holding period for your Grand preferred B stock exceeds one year as of the date of the merger.

U.S. Holders that Receive a Combination of Seacoast Common Stock and Cash

If you hold a combination of Grand preferred B stock and Grand common and/or preferred A stock, you will receive a combination of Seacoast common stock and cash in the merger (in addition to any cash you receive in lieu of fractional shares of Seacoast common stock). Assuming that the cash you receive is not treated as a dividend, as described below, you will recognize gain (but not loss) in an amount equal to the difference between your tax basis in the Grand preferred B shares and the cash you receive. Any recognized gain generally will be treated as capital gain and generally will be long-term capital gain or loss if, as of the effective date of the merger, your holding period for your Grand preferred B exceeds one year. Any disallowed loss would increase your tax basis in the Seacoast common stock received in the merger. To the extent you receive Seacoast common stock in the merger, your treatment will be the same as described above with respect to “U.S. Holders that Receive Solely Seacoast Common Stock.”

The aggregate tax basis of the Seacoast common stock you receive in the merger (including any fractional shares deemed received and redeemed for cash as described below), if you exchange your Grand shares for a combination of Seacoast common stock and cash in the merger (in addition to any cash you receive in lieu of fractional shares of Seacoast common stock) will be the same as the aggregate tax basis of the Grand common and/or preferred A stock surrendered in exchange therefor, increased by the amount of any disallowed loss. The holding period of the Seacoast common stock received (including any fractional shares deemed received and sold for cash as described below) will include the holding period of the Grand shares surrendered.

Possible Dividend Treatment

In some cases, if the holder of Grand preferred B stock actually or constructively owns Seacoast stock other than Seacoast common stock received pursuant to the merger, the holder’s recognized gain could be treated as having the effect of a distribution of a dividend, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends primarily on each holder's particular circumstances, including the application of the constructive ownership rules, holders of Grand preferred B stock should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances

Cash Instead of Fractional Shares

If you receive cash instead of a fractional share of Seacoast common stock, you will be treated as having received the fractional share of Seacoast common stock pursuant to the merger and then as having sold that fractional share of Seacoast common stock for cash. As a result, assuming that the cash received is not treated as a dividend (as described above), you generally will recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocated to such fractional share. This gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if, as of the effective date of the merger, your holding period for the Grand common and/or preferred A stock deemed surrendered in exchange for a fractional share of Seacoast common stock is greater than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

In certain instances you may be subject to information reporting and backup withholding at a rate of 28% on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or
•	provide proof that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not additional tax and will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

Exercise of Dissenters’ Rights

A U.S. Holder who receives cash pursuant to the exercise of dissenters’ rights generally will recognize capital gain or loss measured by the difference between the cash received and its adjusted basis in its shares of Grand common and/or preferred stock.

The preceding discussion does not purport to be a complete analysis or discussion of all the potential tax consequences of the merger. It is for general information purposes and is not tax advice. You are urged to consult your own tax advisor with respect to the tax consequences to you, in light of your particular circumstances, of the merger (or exercise of dissenters’ rights), including tax return reporting requirements and the applicability and effect of federal, state, local, and foreign tax laws.

Accounting Treatment

The merger will be accounted for using the acquisition method of accounting with Seacoast treated as the acquiror. Under this method of accounting, Grand’s assets and liabilities will be recorded by Seacoast at their respective fair values as of the date of completion of the merger. Financial statements of Seacoast issued after the merger will reflect these values and will not be restated retroactively to reflect the historical financial position or results of operations of Seacoast.

Regulatory Approvals

Under federal law, the merger must be approved (unless such requirement for approval has been waived) by the Board of Governors of the Federal Reserve System and the bank merger must be approved by the OCC. Once the Federal Reserve approves the merger (unless such requirement for approval has been waived), the parties must wait for up to 30 days before completing the merger. With the concurrence of the U.S. Department of Justice and permission from the Federal Reserve, however, the merger may be completed on or after the fifteenth (15th) day after approval from the Federal Reserve (unless such requirement for approval has been waived). Similarly, after receipt of approval of the bank merger from the OCC, the parties must wait for up to 30 days before completing the bank merger. If, however, there are no adverse comments from the U.S. Department of Justice and Seacoast receives permission from the OCC to do so, the bank merger may be completed on or after the fifteenth (15th) day after approval from the OCC.

As of the date of this proxy statement/prospectus, all of the required regulatory applications have been filed. There is no assurance as to whether the regulatory approvals will be obtained or as to the dates of the approvals. There also can be no assurance that the regulatory approvals received will not contain any condition that would increase any of the minimum regulatory capital requirements of Seacoast following the bank merger or have a material adverse effect. See “The Merger Agreement — Conditions to Completion of the Merger.”

Appraisal Rights for Grand Shareholders

Holders of Grand common and/or preferred stock as of the record date are entitled to appraisal rights under the FBCA. Pursuant to Section 607.1302 of the FBCA, a Grand shareholder who does not wish to accept the consideration to be received pursuant to the terms of the merger agreement may dissent from the merger and elect to receive the fair value of his or her shares of Grand common and/or preferred stock immediately prior to the date of the special meeting to vote on the proposal to approve the merger agreement, excluding any appreciation or depreciation in anticipation of the merger unless exclusion would be inequitable. Under the terms of the merger agreement, if 5% or more of the outstanding shares of Grand stock validly exercise their appraisal rights, then Seacoast will not be obligated to complete the merger.

In order to exercise appraisal rights, a dissenting Grand shareholder must strictly comply with the statutory procedures of Sections 607.1301 through 607.1333 of the FBCA, which are summarized below. A copy of the full text of those Sections is included as Appendix C to this proxy statement/prospectus. Grand shareholders are urged to read Appendix C in its entirety and to consult with their legal advisors. Each Grand shareholder who desires to assert his or her appraisal rights is cautioned that failure on his or her part to adhere strictly to the requirements of Florida law in any regard will cause a forfeiture of any appraisal rights.

Procedures for Exercising Dissenters’ Rights of Appraisal.  The following summary of Florida law is qualified in its entirety by reference to the full text of the applicable provisions of the FBCA, a copy of which is included as Appendix C to this proxy statement/prospectus.

A dissenting shareholder who desires to exercise his or her appraisal rights must file with Grand, prior to the taking of the vote on the merger agreement, a written notice of intent to demand payment for his or her shares if the merger is effectuated. A vote against the merger agreement will not alone be deemed to be the written notice of intent to demand payment and will not be deemed to satisfy the notice requirements under the FBCA. A dissenting shareholder need not vote against the merger agreement, but cannot vote, or allow any nominee who holds such shares for the dissenting shareholder to vote, any of his or her shares of Grand common and/or preferred stock in favor of the merger agreement. A vote in favor of the merger agreement will constitute a waiver of the shareholder’s appraisal rights. A shareholder’s failure to vote against the merger agreement will not constitute a waiver of such shareholder’s dissenters’ rights. Such written notification should be delivered either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to:

Grand Bankshares, Inc.
2055 Palm Beach Lakes Blvd.
West Palm Beach, Florida 33409
Attn: J. Russell Greene, President and Chief Executive Officer

All such notices must be signed in the same manner as the shares are registered on the books of Grand. If a Grand shareholder has not provided written notice of intent to demand fair value before the vote on the proposal to approve the merger agreement is taken at the special meeting, then the Grand shareholder will be deemed to have waived his or her appraisal rights.

Within 10 days after the completion of the merger, Seacoast must provide to each Grand shareholder who filed a notice of intent to demand payment for his or her shares a written appraisal notice and an election form that specifies, among other things:

•	the date of the completion of the merger;
•	Seacoast’s estimate of the fair value of the shares of Grand common and preferred stock;
•	where to return the completed appraisal election form and the shareholder’s stock certificates and the date by which each must be received by Seacoast or its agent, which date with respect to the receipt of the appraisal election form may not be fewer than 40, nor more than 60, days after the date Seacoast sent the appraisal election form to the shareholder (and shall state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless such form is received by Seacoast by such specified date) and which with respect to the return of stock certificates must not be earlier than the date for receiving the appraisal election form;
•	that, if requested in writing, Seacoast will provide to the shareholder so requesting, within 10 days after the date set for receipt by Seacoast of the appraisal election form, the number of shareholders who return the forms by such date and the total number of shares owned by them; and
•	the date by which a notice from the Grand shareholder of his or her desire to withdraw his or her appraisal election must be received by Seacoast, which date must be within 20 days after the date set for receipt by Seacoast of the appraisal election form from the Grand shareholder.

The form must also contain Seacoast’s offer to pay to the Grand shareholder the amount that it has estimated as the fair value of the shares of Grand common and/or preferred stock, and request certain information from the Grand shareholder, including:

•	the shareholder’s name and address;
•	the number of shares as to which the shareholder is asserting appraisal rights;
•	that the shareholder did not vote for the merger;
•	whether the shareholder accepts the offer of Seacoast to pay its estimate of the fair value of the shares of Grand common and/or preferred stock to the shareholder; and
•	if the shareholder does not accept the offer of Seacoast, the shareholder’s estimated fair value of the shares of Grand common and/or preferred stock and a demand for payment of the shareholder’s estimated value plus interest.

A dissenting shareholder must execute and submit the certificate(s) representing his or her shares and the appraisal election form, and in the case of certificated shares deposit the shareholder’s certificates, by the specified date. Any dissenting shareholder failing to return a properly completed appraisal election form and his or her stock certificates within the period stated in the form will lose his or her appraisal rights and be bound by the terms of the merger agreement. Upon returning the appraisal election form, a dissenting shareholder will be entitled only to payment pursuant to the procedure set forth in the applicable sections of the FBCA and will not be entitled to vote or to exercise any other rights of a shareholder, unless the dissenting shareholder withdraws his or her demand for appraisal within the time period specified in the appraisal election form.

A dissenting shareholder who has delivered the appraisal election form and his or her Grand common and/or preferred stock certificates may decline to exercise appraisal rights and withdraw from the appraisal process by giving written notice to Seacoast within the time period specified in the appraisal election form. Thereafter, a dissenting shareholder may not withdraw from the appraisal process without the written consent of Seacoast. Upon such withdrawal, the right of the dissenting shareholder to be paid the fair value of his or her shares will cease, and he or she will be reinstated as a shareholder and will be entitled to receive the merger consideration.

If the dissenting shareholder accepts the offer of Seacoast in the appraisal election form to pay Seacoast’s estimate of the fair value of the shares of Grand common and/or preferred stock, payment for the shares of the dissenting shareholder is to be made within 90 days after the receipt of the appraisal election form by Seacoast or its agent. Upon payment of the agreed value, the dissenting shareholder will cease to have any interest in such shares.

A shareholder must demand appraisal rights with respect to all of the shares registered in his or her name, except that a record shareholder may assert appraisal rights as to fewer than all of the shares registered in the record shareholder’s name but which are owned by a beneficial shareholder, if the record shareholder objects with respect to all shares owned by the beneficial shareholder. A record shareholder must notify Grand in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. A beneficial shareholder may assert appraisal rights as to any shares held on behalf of the beneficial shareholder only if the beneficial shareholder submits to Grand the record shareholder’s written consent to the assertion of such rights before the date specified in the appraisal election form, and does so with respect to all shares that are beneficially owned by the beneficial shareholder.

A shareholder who is dissatisfied with Seacoast’s estimate of the fair value of the shares of Seacoast common stock must notify Seacoast of the shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest in the appraisal election form within the time period specified in the form. A shareholder who fails to notify Seacoast in writing of the shareholder’s demand to be paid its stated estimate of the fair value of the shares plus interest within the required time period waives the right to demand payment and will be entitled only to the payment offered by Seacoast in the appraisal election form.

Section 607.1330 of the FBCA addresses what should occur if a dissenting shareholder fails to accept the offer of Seacoast to pay the value of the shares as estimated by Seacoast, and Seacoast fails to comply with the demand of the dissenting shareholder to pay the value of the shares as estimated by the dissenting shareholder, plus interest.

If a dissenting shareholder refuses to accept the offer of Seacoast to pay the value of the shares as estimated by Seacoast, and Seacoast fails to comply with the demand of the dissenting shareholder to pay the value of the shares as estimated by the dissenting shareholder, plus interest, then within 60 days after receipt of a written demand from any dissenting shareholder, Seacoast shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in Florida where the registered office of Seacoast, maintained pursuant to Florida law, is located requesting that the fair value of such shares be determined by the court.

If Seacoast fails to institute a proceeding within the above-prescribed period, any dissenting shareholder may do so in the name of Seacoast. All dissenting shareholders whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares and a copy of the initial pleading will be served on each dissenting shareholder as provided by law. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

Seacoast is required to pay each dissenting shareholder the amount found to be due within 10 days after final determination of the proceedings, which amount may, in the discretion of the court, include a fair rate of interest, which will also be determined by the court. Upon payment of the judgment, the dissenting shareholder ceases to have any interest in such shares.

Section 607.1331 of the FBCA provides that the costs of a court appraisal proceeding, including reasonable compensation for, and expenses of, appraisers appointed by the court, will be determined by the court and assessed against Seacoast, except that the court may assess costs against all or some of the dissenting shareholders, in amounts the court finds equitable, to the extent that the court finds such shareholders acted arbitrarily, vexatiously or not in good faith with respect to their appraisal rights. The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, against: (i) Seacoast and in favor of any or all dissenting shareholders if the court finds Seacoast did not substantially comply with the notification provisions set forth in Sections 607.1320 and 607.1322 of the FBCA; or (ii) either Seacoast or a dissenting shareholder, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the appraisal rights. If the court in an appraisal proceeding finds that the services of counsel for any dissenting shareholder were of substantial benefit to other dissenting shareholders, and that the fees for those services should not be assessed against Seacoast, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the dissenting shareholders who were benefited. To the extent that Seacoast fails to make a required payment when a dissenting shareholder accepts Seacoast’s offer to pay the value of the shares as estimated by Seacoast, the dissenting shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from Seacoast all costs and expenses of the suit, including counsel fees.

For a discussion of tax consequences with respect to dissenting shares, see “The Merger — Material U.S. Federal Income Tax Consequences of the Merger.”

BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF FLORIDA LAW RELATING TO DISSENTERS’ APPRAISAL RIGHTS, SHAREHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER ARE URGED TO CONSULT THEIR OWN LEGAL ADVISORS.

Board of Directors and Management of Seacoast Following the Merger

The members of the board of directors and officers of Seacoast immediately prior to the effective time of the merger will be the directors and officers of the surviving company and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Information regarding the executive officers and directors of Seacoast is contained in documents filed by Seacoast with the SEC and incorporated by reference into this proxy statement/prospectus, including Seacoast’s Annual Report on Form 10-K for the year ended December 31, 2014 and its definitive proxy statement on Schedule 14A for its 2015 annual meeting, filed with the SEC on March 16, 2015 and April 7, 2015, respectively. See “Where You Can Find More Information” and “Documents Incorporated by Reference.”

Interests of Grand Directors and Executive Officers in the Merger

In the merger, the directors and executive officers of Grand will receive the same merger consideration for their Grand shares as the other Grand shareholders. In considering the recommendation of the Grand board of directors that you vote to approve the merger agreement, you should be aware that some of the executive officers and directors of Grand may have interests in the merger and may have arrangements, as described below, that may be considered to be different from, or in addition to, those of Grand shareholders generally. The Grand board of directors was aware of these interests and considered them, among other matters, in reaching its decision to adopt and approve the merger agreement and to recommend that Grand shareholders vote in favor of approving the merger agreement. See “The Merger — Background of the Merger” and “The Merger — Grand’s Reasons for the Merger and Recommendations of the Grand Board of Directors.” Grand’s shareholders should take these interests into account in deciding whether to vote “FOR” the proposal to adopt the merger agreement. These interests are described in more detail below, and certain of them are quantified in the narrative below.

Treatment of Grand Equity Awards

Stock Units.  All outstanding awards, grants, units, or similar rights, or Grand Equity Awards, to purchase shares of Grand common stock that is outstanding will either (i) vest in accordance with its terms, (ii) be exercised in accordance with its terms, or (iii) terminate. Following the effective time of the merger, no holder of any Grand Equity Award will have any right to acquire any capital stock of Seacoast or Grand, except with respect to the common stock of Grand which such person received or became entitled to receive in accordance with the exercise of such Grand Equity Award prior to the effective time, which will be converted into the right to receive the number of shares of Seacoast common stock equal to the exchange ratio.

The table below follows reflects securities authorized for issuance under equity compensation plans as of December 31, 2014.

Securities Authorized For Issuance Under Equity Compensation Plans

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity Compensation plans approved by security holders	51,500	$28.50	112,165
Equity compensation plans not approved by security holders	—	—	—
Total	51,500	$28.50	112,165

Director Restrictive Covenant Agreement; Claims Letters

Each non-employee member of the Grand and Grand Bank boards of directors have entered into a restrictive covenant agreement, covering a two year period commencing with the effective time of the merger, with Seacoast in the form attached as Exhibit D to the merger agreement attached as Appendix A to this document. In addition, each of the members of the Grand and Grand Bank boards of directors have entered into a claims letter in the form attached as Exhibit C to the merger agreement attached as Appendix A to this document, by which they have agreed to release certain claims against Grand, effective as of the effective time of the merger.

Indemnification and Insurance

As described under “The Merger Agreement — Indemnification and Directors’ and Officers’ Insurance,” after the effective time of the merger, Seacoast will indemnify and defend the present and former directors, officers and employees of Grand and its subsidiaries against claims pertaining to matters occurring at or prior to the closing of the merger as permitted by Grand’s articles of incorporation, bylaws and any existing indemnification agreement. Seacoast also has agreed, for a period of six years after the effective time of the merger, to provide coverage to present and former directors and officers of Grand pursuant to Grand’s existing directors’ and officers’ liability insurance. This insurance policy may be substituted, but must contain at least the same coverage and amounts, and contain terms no less advantageous than the coverage currently provided by Grand. In no event shall Seacoast be required to expend for the tail insurance a premium amount in excess of 250% of the annual premiums paid by Grand for its directors’ and officers’ liability insurance in effect as of the date of the merger agreement.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is included as Appendix A to this proxy statement/prospectus and is incorporated herein by reference. You should read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

The Merger

The boards of directors of Seacoast and Grand have each unanimously approved and adopted the merger agreement, which provides for the merger of Grand with and into Seacoast, with Seacoast as the surviving company in the merger. Each share of Seacoast common stock outstanding immediately prior to the effective time of the merger will remain outstanding as one share of Seacoast common stock. Each share of Grand common and preferred A stock outstanding immediately prior to the effective time of the merger (excluding certain shares held by Grand, Seacoast and their wholly-owned subsidiaries and dissenting shares) will be converted into the right to receive 0.3114 shares of Seacoast common stock. In addition, each share of Grand preferred B stock outstanding immediately prior to the effective time of the merger will receive cash payment of $1,000 per share.

All shares of Seacoast common stock received by Grand shareholders in the merger will be freely tradable, except that shares of Seacoast common stock received by persons who become affiliates of Seacoast for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act.

The merger agreement also provides that immediately after the effective time of the merger, Grand Bank, a Florida state-chartered bank and wholly-owned subsidiary of Grand, will merge with and into SNB, a national banking association and wholly owned subsidiary of Seacoast, with SNB as the surviving bank of such merger. The terms and conditions of the merger of Grand Bank and SNB will be set forth in a separate merger agreement (referred to as the “bank merger agreement”), the form of which is attached as an Exhibit A to the merger agreement, included as Appendix A to this proxy statement/prospectus. We refer to the merger of Grand Bank and SNB as the “bank merger.”

Closing and Effective Time of the Merger

Unless both Seacoast and Grand otherwise agree, the closing of the merger will take place on the date when the effective time is to occur, which is to occur on a mutually agreeable date after the satisfaction or waiver of all closing conditions. Simultaneously with the closing of the merger, Seacoast will file articles of merger with the Secretary of State of the State of Florida. The merger will become effective at such time as the articles of merger are filed or such other time as may be specified in the articles of merger.

We currently expect that the merger will be completed in the third quarter of 2015, subject to the approval of the merger agreement by Grand shareholders and other conditions. However, completion of the merger could be delayed if there is a delay in satisfying any other conditions to the merger. No assurance is made as to whether, or when, Seacoast and Grand will complete the merger. See “The Merger Agreement — Conditions to Completion of the Merger.”

Merger Consideration

Under the terms of the merger agreement, each share of Grand common and preferred A stock outstanding immediately prior to the effective time of the merger (excluding certain shares held by Grand, Seacoast and their wholly-owned subsidiaries and dissenting shares described below) will be converted into the right to receive 0.3114 shares of Seacoast common stock, or the exchange ratio. In addition, each share of Grand preferred B stock outstanding immediately prior to the effective time of the merger will receive cash payment of $1,000 per share, which we refer to as the preferred B consideration.

No fractional shares of Seacoast common stock will be issued in connection with the merger. Instead, Seacoast will make to each Grand shareholder who would otherwise receive a fractional share of Seacoast common stock a cash payment (rounded to the nearest whole cent) equal to: (i) the fractional share amount multiplied by (ii) the average closing price per share of Seacoast common stock on the NASDAQ Global Select Market for the five trading day period ending on the trading day preceding the date of the closing of the merger. We refer to the stock consideration and cash in lieu of any fractional shares, as well as the preferred B consideration collectively, as the “merger consideration.”

A Grand shareholder also has the right to obtain the fair value of his or her shares of Grand common and/or preferred stock in lieu of receiving the merger consideration by strictly following the appraisal procedures under the FBCA. Shares of Grand common and/or preferred stock outstanding immediately prior to the effective time of the merger and which are held by a shareholder who does not vote to approve the merger agreement and who properly demands the fair value of such shares pursuant to, and who complies with, the appraisal procedures under the FBCA are referred to as “dissenting shares.” See “The Merger — Appraisal Rights for Grand Shareholders.”

If Seacoast or Grand change the number of shares of Seacoast common stock or Grand common or preferred stock outstanding prior to the effective time of the merger as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or similar recapitalization with respect to the Seacoast common stock or Grand common or preferred stock and the record date for such corporate action is prior to the effective time of the merger, then the merger consideration shall be appropriately and proportionately adjusted.

Based upon the closing sale price of the Seacoast common stock on the NASDAQ Global Select Market of $     on         , 2015, the last practicable trading date prior to the printing of this proxy statement/prospectus, each common and preferred share of Grand will be entitled to be exchanged for total merger consideration with a value equal to approximately $     per share.

The value of the shares of Seacoast common stock to be issued to Grand shareholders in the merger will fluctuate between now and the closing date of the merger. We make no assurances as to whether or when the merger will be completed, and you are advised to obtain current sale prices for the Seacoast common stock. See “Risk Factors — Because the sale price of the Seacoast common stock will fluctuate, you cannot be sure of the value of the stock consideration that you will receive in the merger until the closing.”

Exchange of Stock Certificates

Seacoast has appointed as the exchange agent under the merger agreement its transfer agent, Continental Stock Transfer and Trust Company. Promptly (and within five business days) after the effective time of the merger, the exchange agent will mail to each holder of record of Grand common and preferred stock a letter of transmittal and instructions for use in exchanging such holder’s Grand stock certificates for the merger consideration (including cash in lieu of any fractional Seacoast shares) and any dividends or distributions to which such holder is entitled pursuant to the merger agreement. Grand shareholders should not send in their stock certificates until they receive the letter of transmittal and instructions.

Upon surrender to the exchange agent of the certificate(s) representing his or her shares of Grand common and/or preferred stock, accompanied by a properly completed letter of transmittal, a Grand shareholder will be entitled to receive after the effective time of the merger the merger consideration (including any cash in lieu of fractional shares). Until surrendered, each such certificate will represent after the effective time of the merger, for all purposes, only the right to receive, without interest, the merger consideration (including any cash in lieu of fractional shares) and any dividends or distributions to which such holder is entitled pursuant to the merger agreement. Any holder of book-entry shares will not be required to deliver a certificate or an executed letter of transmittal to receive the merger consideration. Instead, a holder of book-entry shares will automatically at the effective time of the merger be entitled to receive the merger consideration, which will be paid as soon as practicable by the exchange agent.

No dividends or other distributions with respect to Seacoast common stock after completion of the merger will be paid to the holder of any unsurrendered Grand stock certificates with respect to the shares of Seacoast common stock represented by those certificates until those certificates have been properly surrendered. Subject to applicable abandoned property, escheat or similar laws, following the proper surrender of any such previously unsurrendered Grand stock certificate, or payment of the merger consideration in respect of book-entry shares, the holder of the certificate or book-entry shares will be entitled to receive, without interest: (i) the amount of unpaid dividends or other distributions with a record date after the effective time of the merger payable with respect to the whole shares of Seacoast common stock represented by that certificate or book-entry shares; and (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Seacoast common stock represented by that certificate or book-entry shares with a record date after the effective time of the merger (but before the date on which the certificate is surrendered) and with a payment date subsequent to the issuance of the shares of Seacoast common stock issuable in exchange for that certificate or book-entry shares.

Shares of Seacoast common stock and cash in lieu of any fractional shares may be issued or paid in a name other than the name in which the surrendered Grand stock certificate is registered if: (i) the certificate surrendered is properly endorsed or otherwise in a proper form for transfer; and (ii) the person requesting the payment or issuance pays any transfer or other similar taxes due or establishes to the satisfaction of Seacoast that such taxes have been paid or are not applicable.

After the effective time of the merger, there will be no transfers on the stock transfer books of Grand other than to settle transfers of shares of Grand common and/or preferred stock that occurred prior to the effective time. If, after the effective time of the merger, certificates for Grand common or preferred stock are presented for transfer to the exchange agent, the certificates will be cancelled and exchanged for the merger consideration (including cash in lieu of any fractional Seacoast shares).

In the event any Grand stock certificate is lost, stolen or destroyed, in order to receive the merger consideration (including cash in lieu of any fractional shares), the holder of that certificate must provide an affidavit of that fact and, if reasonably required by Seacoast or the exchange agent, post a bond in such amount as Seacoast determines is reasonably necessary to indemnify it against any claim that may be made against it with respect to that certificate.

Conduct of Business Pending the Merger

Pursuant to the merger agreement, Grand and Seacoast have agreed to certain restrictions on their activities until the effective time of the merger. In general, each party has agreed that, except as otherwise permitted by the merger agreement, or as required by applicable law or a governmental entity, or with the prior written consent of the other party, it will:

•	conduct its business in the ordinary course consistent with past practice;
•	use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships;
•	maintain its books, accounts and records in the usual manner on a basis consistent with that previously employed; and
•	take no action that would adversely affect or delay the receipt of regulatory or governmental approvals required for the transactions contemplated by the merger agreement or to perform their covenants and agreements or to consummate the transactions contemplated by the merger agreement.

Grand has also agreed that except as otherwise permitted by the merger agreement, as required by applicable laws or a governmental entity, or with the prior written consent of Seacoast (not to be unreasonably withheld or delayed) it will not, and will not permit any of its subsidiaries, to do any of the following:

•	amend its organizational documents or any resolution or agreement concerning indemnification of its directors or officers;
•	adjust, split, combine, subdivide or reclassify any capital stock;
•	make, declare, set aside or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares its capital stock;
•	grant any securities or obligations convertible into or exercisable for or giving any person any right to subscribe for or acquire, or any options, calls, restricted stock, deferred stock awards, stock units, phantom awards, dividend equivalents, or commitments relating to, or any stock appreciation right or other instrument;

•	issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance, its capital stock;
•	make any change in any instrument or contract governing the terms of any of its securities;
•	make any investment in any other person, other than in the ordinary course of business;
•	charge off or sell (except in the ordinary course of business consistent with past practices) any of Grand’s portfolio of loans, discounts or financing leases or sell any asset held as OREO or other foreclosed assets for an amount that exceeds 10% or $50,000, whichever is greater, less than its book value;
•	terminate or allow, after the use of reasonable best efforts, to be terminated, any of the policies of insurance maintained on Grand’s business or property, cancel any material indebtedness owing to it or any claim that Grand may possess or waive any right of substantial value or discharge or satisfy any material noncurrent liability;
•	enter into any new line of business or change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies other than as required by law or any regulatory agreement or order;
•	lend any money or pledge any of its credit in connection with any aspect of its business (except in the ordinary course of business consistent with past practices);
•	mortgage or otherwise subject to any lien, encumbrance or other liability any of its assets (except in the ordinary course of business consistent with past practices);
•	sell, assign or transfer any of its assets in excess of $50,000 in the aggregate (except in the ordinary course of business consistent with past practices);
•	incur any material liability, commitment, indebtedness or obligation or cancel, release or assign any indebtedness of any person or any claims against any person (except (i) in the ordinary course of business or (ii) pursuant to contracts in force as of the date of the merger agreement and disclosed therein);
•	transfer, agree to transfer or grant, or agree to grant a license to, any of Grand’s material intellectual property;
•	except in the ordinary course of business, incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short term indebtedness) or assume, guarantee, endorse or otherwise become responsible for the obligations of any other person;
•	other than purchases of investment securities in the ordinary course of business or in consultation with Seacoast, restructure or change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;
•	terminate or waive any material provision of any contract other than normal renewals of contracts without materially adverse changes of terms (and other than in the ordinary course of business);
•	other than in the ordinary course of business and consistent with past practice or as required by benefit plans and contracts in effect as of the date of the merger agreement, (i) increase in any manner the compensation or fringe benefits of any director, officer or employee, whether under a benefit plan or otherwise, (ii) pay any pension or retirement allowance not required by any existing benefit plan or contract to any director, officer or employee, (iii) become a party to, amend or commit itself to any benefit plan or contract or employment agreement with or for the benefit of any director, officer or employee, (iv) accelerate the vesting of, or the lapsing of restrictions with respect to, rights pursuant to any Grand stock plan or (v) make any changes to a benefit plan that are not required by law;
•	settle any litigation, except in the ordinary course of business;

•	revalue any of its or its subsidiaries’ assets or change any method of accounting or accounting practice used by it or any of its subsidiaries, other than changes required by GAAP or the FDIC or any regulatory authority;
•	file or amend any tax return except in the ordinary course of business or settle or compromise any tax liability or make, change or revoke any tax election or change any method of tax accounting, except as required by applicable law;
•	knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the merger not being satisfied, except as may be required by applicable law;
•	merge or consolidate Grand or any of its subsidiaries with any other person;
•	acquire assets outside of the ordinary course of business consistent with past practices from any other person with a value or purchase price in the aggregate in excess of $50,000, other than purchase obligations pursuant to contracts in effect prior to the execution of the merger agreement and set forth in the merger agreement;
•	enter into any contract that is material and would have been material had it been entered into prior the execution of the merger agreement;
•	make any changes in the mix, rates, terms or maturities of Grand’s deposits or other liabilities, except in a manner and pursuant to policies consistent with past practice and competitive factors in the market place;
•	open any new branch or deposit taking facility or close or relocate any existing branch or facility;
•	make any extension of credit that, when added to other extensions of credit to a borrower and its affiliates, would exceed its applicable regulatory limits or make any loans, or enter into any commitments to make loans, which vary other than in immaterial respects from its written loan policies (subject to certain exceptions and thresholds and provided that Grand may extend or renew credit or loans in the ordinary course of business consistent with past lending practices or in connection with the workout or renegotiation of current loans);
•	take any action that at the time of taking such action is reasonably likely to prevent, or would materially interfere with, the consummation of the merger;
•	knowingly take any action that would prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or
•	agree or commit to take any of the actions set forth above.

Regulatory Matters

This proxy statement/prospectus forms part of a Registration Statement on Form S-4 which Seacoast has filed with the SEC. Seacoast has agreed to use all reasonable efforts to cause the Registration Statement to be declared effective.

Each of Seacoast and Grand has agreed to use all reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by the merger agreement, and each of Seacoast and Grand has agreed to furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action.

Seacoast and Grand have agreed to use all respective reasonable best efforts to take, or cause to be taken, in good faith, all actions and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, to permit the consummation of the merger as promptly as practicable.

Seacoast and Grand will consult with each other with respect to the obtaining of all regulatory consents and other material consents advisable to consummate the transactions contemplated by the merger agreement, and each party will keep the other apprised of the status of material matters relating to the completion of the transactions contemplated by the merger agreement.

Seacoast and Grand have agreed to promptly deliver to each other copies of applications filed with all governmental authorities and copies of written communications delivered and received by such party from any governmental authorities with respect to the transactions contemplated by the merger agreement. Additionally, each of Seacoast and Grand has agreed to cooperate fully with and furnish information to the other party, and obtain all consents of, and give all notices to and make all filings with, all governmental authorities and other third parties that may be or become necessary for the performance of its obligations under the merger agreement and the consummation of the other transactions contemplated by the merger agreement.

In connection with seeking regulatory approval for the merger, Seacoast is not required to agree to any condition or consequence that would, after the effective time of the merger, have a material adverse effect on Seacoast or any its subsidiaries, including Grand.

NASDAQ Listing

Seacoast has agreed to cause the shares of Seacoast common stock to be issued to the holders of Grand common and preferred A stock in the merger to be authorized for listing on the NASDAQ Global Select Market, subject to official notice of issuance, prior to the effective time of the merger.

Employee Matters

Following the effective time of the merger, Seacoast has agreed to maintain employee benefit plans and compensation opportunities for full-time active employees of Grand and its subsidiaries on the closing date of the merger (referred to below as “covered employees”) that provide employee benefits and compensation opportunities which, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are available on a uniform and non-discriminatory basis to similarly situated employees of Seacoast or its subsidiaries (provided that in no event are covered employees eligible to participate in any closed or frozen plan of Seacoast or its subsidiaries). Seacoast will give the covered employees full credit for their prior service with Grand and its subsidiaries for purposes of eligibility (including initial participation and eligibility for current benefits) and vesting under any qualified or non-qualified employee benefit plan maintained by Seacoast in which covered employees may be eligible to participate and for all purposes under any welfare benefit plans, vacation plans, and similar arrangements maintained by Seacoast.

With respect to any Seacoast health, dental, vision or other welfare plan in which any covered employee is eligible to participate following the closing date of the merger, Seacoast or its applicable subsidiary must use its commercially reasonable best efforts to (i) cause any pre-existing condition limitations or eligibility waiting periods under such plan to be waived with respect to the covered employee to the extent the condition was, or would have been, covered under the Grand benefit plan in which the covered employee participated immediately prior to the effective time of the merger; and (ii) recognize any health, dental, vision or other welfare expenses incurred by the covered employee in the year that includes the closing date of the merger for purposes of any applicable deductible and annual out-of-pocket expense requirements.

If, within 6 months after the effective time of the merger, any covered employee is terminated by Seacoast or its subsidiaries other than “for cause” or as a result of unsatisfactory job performance, then Seacoast will pay severance to the covered employee in an amount as set forth in the severance policies of Seacoast and its subsidiaries as then in effect. Any severance to which a covered employee may be entitled in connection with a termination occurring more than 6 months after the effective time of the merger will be as set forth in the severance policies of Seacoast and its subsidiaries as then in effect.

Indemnification and Directors’ and Officers’ Insurance

From and after the effective time of the merger, Seacoast has agreed to indemnify, defend and hold harmless the present and former directors and officers of Grand against any liability, judgments, fines and amounts paid in settlement in connection with any threatened or actual claim, action, suit, proceeding or investigation arising in whole or in part out of, or pertaining to the fact that such person is or was a director, officer or employee of Grand or its subsidiaries, or the merger agreement or any of the transactions contemplated by the merger agreement, to the greatest extent as such persons are indemnified or have the right to advancement of expenses pursuant to the organizational documents of Grand or its subsidiaries and indemnification agreements, if any, and the FBCA.

For a period of six years after the effective time of the merger, Seacoast will provide director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of Grand with respect to claims against them arising from facts or events occurring at or before the effective time of the merger (including the transactions contemplated by the merger agreement). The directors’ and officers’ liability insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the indemnified person as the coverage currently provided by Grand; provided, however, that Seacoast may substitute policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such Grand policy. In no event shall Seacoast be required to expend for the tail insurance a premium aggregate amount in excess of 250% of the annual premiums paid by Grand for its directors’ and officers’ liability insurance in effect as of the date of the merger agreement.

Third Party Proposals

Grand has agreed that it will not, and will cause its directors, officers, employees and representatives and affiliates not to: initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage or participate in any negotiations concerning, or provide to any person any confidential or nonpublic information or data or have or participate in any discussions with any person relating to, any tender or exchange offer, proposal for a merger or consolidation or other business combination involving Grand or any of its significant subsidiaries in which any third-party would acquire more than 15% of the voting power of Grand or any of its subsidiaries whose assets constitute more than 15% of the consolidated assets of Grand, or any proposal to acquire more than 15% of the voting power in or more than 15% of the consolidated assets of Grand or any of its subsidiaries whose assets constitute more than 15% of the consolidated assets of Grand, or any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the merger or the bank merger or that could reasonably be expected to dilute materially the benefits to Seacoast of the transactions contemplated by the merger agreement (referred to as an “acquisition proposal”).

However, the merger agreement provides that at any time prior to the approval of the merger agreement by the Grand shareholders, if Grand receives an unsolicited acquisition proposal that does not violate the “no shop” provisions in the merger agreement and Grand’s board of directors concludes in good faith that there is a reasonable likelihood that such proposal constitutes or is reasonably likely to result in a superior proposal (as defined below), then Grand may: (i) enter into a confidentiality agreement with the third party making the acquisition proposal with terms and conditions no less favorable to Grand than the confidentiality agreement entered into by Grand and Seacoast prior to the execution of the merger agreement; (ii) furnish non-public information or data to the third party making the acquisition proposal pursuant to such confidentiality agreement; and (iii) participate in such negotiations or discussions with the third party making the acquisition proposal regarding such proposal, if the Grand board of directors determines in good faith (and based upon the written advice of its outside counsel) that failure to take such actions would or would be reasonably likely to result in a violation of its fiduciary duties under applicable law. Grand must promptly advise Seacoast within 2 business days following receipt of any acquisition proposal and the substance of such proposal and must keep Seacoast apprised of any related developments, discussions and negotiations on a current basis.

A “superior proposal” means any bona fide, unsolicited, written “acquisition proposal” for at least a majority of the outstanding shares of Grand capital stock on terms that the Grand board of directors concludes in good faith to be more favorable to the shareholders from a financial point of view than the merger and the other transactions contemplated by the merger agreement (including taking into account the terms, if any, proposed by Seacoast to amend or modify the terms of the transactions contemplated by the merger agreement in response to such proposal), (i) after receiving the written advice of its financial advisor, (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein and (iii) after taking into account all legal (with the written advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of the proposal and any other relevant factors permitted under applicable law.

The merger agreement generally prohibits Grand’s board of directors from making a change in recommendation (i.e., from withdrawing or modifying in a manner adverse to Seacoast the recommendation of the Grand board of directors set forth in this proxy statement/prospectus that the Grand shareholders vote to approve the merger agreement, or from making or causing to be made any third party or public communication proposing or announcing an intention to withdraw or modify in a manner adverse to Seacoast such recommendation). At any time prior to the approval of the merger agreement by the Grand shareholders, however, the Grand board of directors may effect a change in recommendation in response to a bona fide written unsolicited acquisition proposal that the Grand board of directors concludes in good faith (and based upon the written advice of its outside counsel and after consultation with its financial advisor) constitutes a superior proposal and if the board concludes that the failure to accept such superior proposal would result in a violation of its fiduciary obligations to shareholders then the board may terminate the merger agreement and enter into a definitive agreement with respect to such superior proposal.

The Grand board of directors may not make a change in recommendation, or terminate the merger agreement to pursue a superior proposal, unless: (i) Grand has not breached any of the provisions of the merger agreement relating to third party acquisition proposals in any respect; (ii) the Grand board of directors determines in good faith (after consultation with counsel and its financial advisors) that such superior proposal continues to be a superior proposal (after taking into account all adjustments to the terms of the merger agreement offered by Seacoast); (iii) Grand has given Seacoast at least 4 business days’ prior written notice of its intention to take such action and before making such change in recommendation contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the person making such superior proposal; and (iv) before effecting such change in recommendation, Grand has negotiated in good faith with Seacoast during the notice period (to the extent Seacoast wishes to negotiate) to enable Seacoast to revise the terms of the merger agreement so that such superior proposal no longer constitutes a superior proposal.

If the Grand board of directors makes a change in recommendation, or if Grand terminates the merger agreement to enter into an agreement with respect to a superior proposal, Grand could be required to pay Seacoast a termination fee of $725,000 in cash. See “The Merger Agreement — Termination,” and “The Merger Agreement — Termination Fee.”

Representations and Warranties

The merger agreement contains generally customary representations and warranties of Seacoast and Grand relating to their respective businesses. The representations and warranties of each of Seacoast and Grand have been made solely for the benefit of the other party, and these representations and warranties should not be relied on by any other person. In addition, these representations and warranties:

•	have been qualified by information set forth in confidential disclosure schedules in connection with signing the merger agreement — the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;
•	will not survive consummation of the merger;
•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate;
•	are in some cases subject to a materiality standard described in the merger agreement which may differ from what may be viewed as material by you; and
•	were made only as of the date of the merger agreement or such other date as is specified in the merger agreement.

The representations and warranties made by Seacoast and Grand to each other primarily relate to:

•	corporate organization, existence, power and standing;
•	capitalization;
•	ownership of subsidiaries;
•	corporate authorization to enter into the merger agreement and to consummate the merger;
•	absence of any breach of organizational documents, violation of law or breach of agreements as a result of the merger;

•	regulatory approvals required in connection with the merger;
•	reports filed with governmental entities, including, in the case of Seacoast, the SEC;
•	financial statements;
•	compliance with laws and the absence of regulatory agreements;
•	accuracy of the information supplied by each party for inclusion or incorporation by reference in this proxy statement/prospectus;
•	fees paid to financial advisors;
•	litigation; and
•	Community Reinvestment Act compliance.

Grand has also made representations and warranties to Seacoast with respect to:

•	absence of a material adverse effect on Grand since December 31, 2013;
•	tax matters;
•	the inapplicability to the merger of state takeover laws;
•	employee benefit plans and labor matters;
•	absence of material contract defaults;
•	environmental matters;
•	intellectual property;
•	real and personal property;
•	loan matters;
•	adequacy of allowances for losses;
•	administration of fiduciary accounts;
•	maintenance of insurance policies;
•	liquidity of investment portfolio;
•	privacy of customer information;
•	technology systems;
•	transactions with affiliates;
•	accuracy of books and records; and
•	absence of actions or omissions by present or former directors, officers, employees or agents that would give rise to a claim for indemnification.

Certain of the representations and warranties of Grand and Seacoast are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, the term “material adverse effect” means, with respect to Grand and Seacoast, any change, event, development, violation, inaccuracy or circumstance the effect, individually or in the aggregate, of which is or is reasonably likely to have, a material adverse impact on (i) the condition (financial or otherwise), property, business, assets (tangible or intangible) or results of operations or prospects of such party taken as a whole, or (ii) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of such party to perform its obligations under the merger agreement or to timely consummate the merger, the bank merger or the other transactions contemplated by the merger agreement. The definition of “material adverse effect” excludes: (A) changes in GAAP or regulatory accounting requirements for the financial services industry; (B) changes in laws, rules or regulations or interpretations of laws, rules or regulations by governmental authorities of general applicability to companies in the industry in which such party and its subsidiaries operate; and (C) changes in general economic or market conditions in the United States generally affecting other companies in the industry in which such party and its subsidiaries operate, except, with respect to (A) through (C), if the effects of such changes are disproportionately adverse to the business, assets, operations, prospects, condition (financial or otherwise) or results of operations of such party and its subsidiaries, as compared to other companies in the industry in which such party and its subsidiaries operate; or for purposes of (ii) above, the impact of actions and omissions of a party or any of its subsidiaries taken with the prior informed consent of the other party in contemplation of the transactions contemplated by the merger agreement.

Conditions to Completion of the Merger

Mutual Closing Conditions.  The obligations of Seacoast and Grand to complete the merger are subject to the satisfaction of the following conditions:

•	the approval of the merger agreement by Grand shareholders;
•	all regulatory approvals from the Federal Reserve, the OCC, and any other regulatory approval required to consummate the merger and the bank merger shall have been obtained and remain in full force and effect and all statutory waiting periods shall have expired, and such approvals or consents shall not be subject to any conditions or consequences that would have a material adverse effect on Seacoast or any of its subsidiaries after the effective time of the merger;
•	the absence of any order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the merger, the bank merger or the other transactions contemplated by the merger agreement;
•	the effectiveness of the Registration Statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act of 1933, as amended, or the Securities Act, and no order suspending such effectiveness having been issued or threatened;
•	the authorization for listing on the Nasdaq Global Select Market of the shares of Seacoast common stock to be issued in the merger;
•	the accuracy of the other party’s representations and warranties in the merger agreement on the date of the merger agreement and as of the effective time of the merger (or such other date specified in the merger agreement) other than, in most cases, inaccuracies that would not reasonably be likely to have a material adverse effect on such party;
•	the performance in all material respects by the other party of its respective obligations under the merger agreement;
•	the receipt of corporate authorizations and other certificates;
•	the absence of any event which is expected to have or result in a material adverse effect on the other party; and
•	receipt by each party of an opinion of its counsel or accounting advisor to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Additional Closing Conditions for the Benefit of Seacoast.  In addition to the mutual closing conditions, Seacoast’s obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

•	the receipt of certified resolutions of Grand’s board of directors and shareholders authorizing the merger agreement and the bank merger agreement and the transactions contemplated thereby, certain incumbency and other officers’ certificates and a certificate of good standing;
•	the receipt of all consents required as a result of the transactions contemplated by the merger agreement pursuant to Grand’s material contracts;

•	Grand’s consolidated tangible shareholders’ equity as of the close of business on the 5th business day prior to the closing of the merger shall be an amount not less than $13.256 million and general allowance for loan and lease losses, subject to certain exclusions, shall be an amount not less than $3.46 million;
•	all outstanding Grand Equity Awards shall have been vested, exercised or terminated;
•	the completion of certain items set forth on the Seacoast disclosure schedule;
•	the receipt of executed claims letters and restrictive covenant agreements from certain executive officers and/or directors of Grand; and
•	the receipt of a FIRPTA certificate.

Termination

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after the approval of the merger agreement by Grand shareholders, as follows:

•	by the mutual consent of the board of directors of Grand and the board of directors or M&A committee of the board of directors of Seacoast; or
•	by the board of directors of either party in the event of the breach of any representation, warranty, covenant or agreement by the other party that would prevent any closing condition from being satisfied and such breach cannot be or has not been cured within 30 days of written notice of such breach (provided that the right to cure may not extend beyond October 31, 2015, which we refer to as the Outside Date); or
•	by the board of directors of either party under the following circumstances: (i) if any required regulatory approval has been denied by final, non-appealable action; or (ii) in the event that approval by the shareholders of Grand is not obtained at a meeting at which a vote was taken; or
•	by the board of directors of either party if the merger is not consummated by the Outside Date; provided, that neither party has the right to terminate the merger agreement if such party was in breach of its obligations under the merger agreement and such breach was the cause of the failure of the merger to be consummated by the Outside Date; or
•	by the board of directors of Seacoast in the event that (i) Grand has withdrawn, qualified or modified its recommendation in a manner adverse to Seacoast or has resolved to do so, (ii) Grand has failed to substantially comply with the terms of the no-shop covenant or its obligations under the merger agreement by failing to call, give notice of, convene and hold a shareholders meeting, or (iii) the board of directors of Grand has recommended, endorsed, accepted or agreed to an acquisition proposal; or
•	by the board of directors of Grand in the event that (i) Grand’s board of directors has determined, in accordance with the terms of the merger agreement, that a superior proposal has been made with respect to it and has not been withdrawn and the board of directors of Grand has accepted or agreed to an acquisition proposal, and (ii) neither Grand nor any of its representatives has failed to comply in all material respects with the terms of the no-shop covenant; or
•	by the board of directors of Seacoast if holders of more than 5% in the aggregate of the shares of Grand common and/or preferred stock shall have voted its shares against the merger agreement or the merger at any shareholder meeting and have given notice of their intention to exercise their dissenters’ right in accordance with Florida law.

Termination Fee

Grand will owe Seacoast a $725,000 termination fee if:

•	(i) either party terminates the merger agreement in the event that approval by the shareholders of Grand is not obtained at a meeting at which a vote was taken; or (ii) Seacoast terminates the merger agreement (a) as a result of a willful breach of a covenant or agreement by Grand; (b) because Grand has withdrawn, qualified or modified its recommendation to shareholders in a manner adverse to Seacoast; or (c) because Grand has failed to substantially comply with the no-shop covenant or its obligations under the merger agreement by failing to hold a special meeting of Grand shareholders; and
•	(i) Grand receives or there is a publicly announced third party acquisition proposal that has not been formally withdrawn or abandoned prior to the termination of the merger agreement; and (ii) within 12 months of the termination of the merger agreement, Grand either consummates a third party acquisition proposal or enters into a definitive agreement or letter of intent with respect to a third party acquisition proposal; or
•	Seacoast terminates the merger agreement as a result of the board of directors of Grand recommending, endorsing, accepting or agreeing to a third party acquisition proposal; or
•	Grand terminates the merger agreement because a superior proposal has been made and has not been withdrawn and Grand has accepted or agreed to an acquisition proposal (and none of Grand nor its representatives has failed to comply in all material respects with the terms of merger agreement including third party acquisition proposals).

Except in the case of a willful breach of the merger agreement, the payment of the termination fee will fully discharge Grand from any losses that may be suffered by Seacoast arising out of the termination of the merger agreement.

Waiver; Amendment

The merger agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the merger by Grand, in writing signed on behalf of each of the parties, provided that after any approval of the transactions contemplated by the merger agreement by the Grand shareholders, there may not be, without further approval of the Grand shareholders, any amendment of the merger agreement that requires further approval under applicable law.

At any time prior to the effective time of the merger, the parties, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed: (i) waive any default in the performance of any term of the merger agreement by the other party; (ii) extend the time for the compliance or fulfillment of any of the obligations or other acts of the other party; and (iii) waive any or all of the conditions precedent to the obligations contained in the merger agreement on the part of the other party. Any agreement on the part of a party to any extension or waiver must be in writing signed on behalf of such party. Any such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of any subsequent or other failure.

Expenses

Regardless of whether the merger is completed, all expenses incurred in connection with the merger, the bank merger, the merger agreement and other transactions contemplated thereby will be paid by the party incurring the expenses, except that Seacoast has paid the filing fee for the Registration Statement on Form S-4 of which this proxy statement/prospectus is a part and will pay any other filings fees with the SEC in connection with the merger and Seacoast will pay one half of the costs and expenses of printing and mailing this proxy statement/prospectus.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Seacoast and Grand are each incorporated under the laws of the State of Florida and, accordingly, the rights of their shareholders are governed by Florida law and their respective articles of incorporation and bylaws. After the merger, the rights of former shareholders of Grand who receive shares of Seacoast common stock in the merger will be determined by reference to Seacoast’s articles of incorporation and bylaws and Florida law. Set forth below is a description of the material differences between the rights of Grand shareholders and Seacoast shareholders.

	GRAND	SEACOAST
Capital Stock	Holders of Grand capital stock are entitled to all the rights and obligations provided to capital shareholders under the FBCA and Grand’s articles of incorporation and bylaws.	Holders of Seacoast capital stock are entitled to all the rights and obligations provided to capital shareholders under the FBCA and Seacoast’s articles of incorporation and bylaws.
Authorized	Grand’s authorized capital stock consists of 15,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share (300,000 of which are designated as Series A Non-Cumulative Perpetual Preferred Stock and 10,000 of which are designated as Noncumulative Perpetual Series B Preferred Stock).	Seacoast’s authorized capital stock consists of 60,000,000 shares of common stock, par value $0.01 per share, and 4,000,000 shares of preferred stock, stated value $0.01 per share (2,000 of which are designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series A and 50,000 of which are designated as Mandatorily Convertible Noncumulative Nonvoting Preferred Stock, Series B).
Outstanding	As of April 30, 2015, there were 3,266,481 shares of Grand common stock outstanding, 235,421 shares of Series A Preferred Stock outstanding, and 1,481 shares of Series B Preferred Stock outstanding.	As of 2015, there were shares of Seacoast common stock outstanding and no shares of Seacoast preferred stock outstanding.
Voting Rights	Holders of Grand common stock generally are entitled to one vote per share in the election of directors and on all matters submitted to a vote at a meeting of shareholders.	Holders of Seacoast common stock generally are entitled to one vote per share in the election of directors and on all matters submitted to a vote at a meeting of shareholders.
Cumulative Voting	No shareholder has the right of cumulative voting in the election of directors.	No shareholder has the right of cumulative voting in the election of directors.
Stock Transfer Restrictions	None.	None.
Dividends	Under the FBCA, a corporation may make a distribution, unless after giving effect to the distribution:	Holders of Seacoast common stock are subject to the same provisions of the FBCA.
• The corporation would not be able to pay its debts as they come due in the usual course of business; or

	GRAND	SEACOAST

  •

The corporation’s assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

In addition, under Federal Reserve policy adopted in 2009, a bank holding company should consult with the Federal Reserve and eliminate, defer or significant reduce its dividends if:
• its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;
• its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or
• it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.
Grand’s Articles of Incorporation provide that holders of Series B Preferred Stock are entitled to quarterly non-cumulative cash dividends at a coupon rate of 8.0% per annum.
Number of Directors	Grand’s bylaws provide that the number of directors serving on the Grand board of directors shall be such number as determined from time to time by the board of directors.	Seacoast’s bylaws provide that the number of directors serving on the Seacoast board of directors shall be such number as determined from time to time by the board of directors, but in no event shall be fewer than three directors nor greater than fourteen directors.

GRAND	SEACOAST
There are currently eight directors serving on the Grand board of directors.	There are currently fourteen directors serving on the Seacoast board of directors.
The Grand board of directors is divided into three classes as equal in number as feasible, with each class serving staggered three year terms and one class of directors being elected annually. Each director holds office for the term for which he or she is elected until his or her successor is elected and qualified or until there is a decrease in the number of director, subject to such director’s death, resignation or removal.	The Seacoast board of directors is divided into three classes, with the members of each class of directors serving staggered three-year terms and with approximately one-third of the directors being elected annually. As a result, it would take a dissident shareholder or shareholder group at least two annual meeting of shareholders to replace a majority of the directors of Seacoast. Each director holds office for the term for which he or she is elected and until his or her successor is elected and qualified, subject to such directors’ death, resignation or removal.
Election of Directors	Under the FBCA, unless otherwise provided in the articles of incorporation, directors are elected by a plurality of the votes cast by the holders of the shares entitled to vote in an election of directors at a meeting at which a quorum is present. Grand’s articles of incorporation do not otherwise provide for the vote required to elect directors.	Seacoast directors are similarly elected in accordance with FBCA and its articles of incorporation do not otherwise provide for the vote required to elect directors.

However, notwithstanding the plurality standard, in an uncontested election for directors, our Corporate Governance Guidelines provide that if any director nominee receives a greater number of votes “withheld” from his or her election than votes “for” such election, then the director will promptly tender his or her resignation to the board of directors following certification of the shareholder vote, with such resignation to be effective upon acceptance by the board of directors. The Compensation and Governance Committee would then review and make a recommendation to the board of directors as to whether the board should accept the resignation, and the board of directors would ultimately decide whether to accept the resignation.

	GRAND	SEACOAST
Removal of Directors	Grand’s bylaws provide that the shareholders may remove any director with or without cause at any meeting of the shareholders, provided the notice of the meeting states that the purpose of the meeting or one of the purposes of the meeting is the removal of the director.	Seacoast’s bylaws provide that directors may be removed only for cause upon the affirmative vote of (1) 66 2/3% of all shares of common stock entitled to vote and (2) holders of a majority of the outstanding common stock that are not beneficially owned or controlled, directly or indirectly, by any person (1) who is the beneficial owner of 5% or more of the common stock or (2) who is an affiliate of Seacoast and at any time within the past five years was the beneficial owner of 5% or more the company’s then outstanding common stock (“Independent Majority of Shareholders”).
Vacancies on the Board of Directors	Grand’s bylaws provide that vacancies in the Grand board of directors may be filled by the affirmative vote of the majority of the remaining directors (even if less than a quorum). A director appointed to fill a vacancy shall hold office only until the next election of directors by the shareholders.	Seacoast’s bylaws provide that vacancies in the Seacoast’s board of directors may be filled by the affirmative vote of (1) 66 2/3% of all directors and (2) majority of the Continuing Directors (director who either (i) was first elected as a director of the company prior to February 28, 2003 or (ii) was designated as a Continuing Directors by a majority vote of the Continuing Directors), even if less than a quorum exists.
Action by Written Consent	Grand’s bylaws provide that Grand shareholders may act by written consent if the holders of shares having not less than a minimum number of votes with respect to each voting group that would be necessary to take such action at a meeting at which all shares entitled to vote on the action were present and voted.	Seacoast’s bylaws do not explicitly provide for shareholders to act by written consent.

Therefore, FCBA provides that shareholders may act by written consent if the holders of shares having not less than a minimum number of votes with respect to each voting group that would be necessary to take such action at a meeting at which all shares entitled to vote on the action were present and voted.

	GRAND	SEACOAST
Advance Notice requirements for Shareholder Nominations and Other Proposals	Neither Grand’s articles of incorporation nor Grand’s bylaws provide a means for shareholders to nominate candidates for election as Grand directors.	Any Company shareholder entitled to vote generally on the election of directors may recommend a candidate for nomination as a director. A shareholder may recommend a director nominee by submitting the name and qualifications of the candidate the shareholder wishes to recommend to the Company’s Compensation and Governance Committee, c/o Seacoast Banking Corporation of Florida, 815 Colorado Avenue, P. O. Box 9012, Stuart, Florida 34995.
To be considered, recommendations with respect to an election of directors to be held at an annual meeting must be received not less than 60 days nor more than 90 days prior to the anniversary of the Company’s last annual meeting of shareholders (or, if the date of the annual meeting is changed by more than 20 days from such anniversary date, within 10 days after the date that the Company mails or otherwise gives notice of the date of the annual meeting to shareholders), and recommendations with respect to an election of directors to be held at a special meeting called for that purpose must be received by the 10th day following the date on which notice of the special meeting was first mailed to shareholders.
Notice of Shareholder Meeting	Notice of each shareholder meeting must be given to each shareholder to vote not less than 10, nor more than 60 days before the date of the meeting.	Seacoast’s bylaws have similar notice provisions.

	GRAND	SEACOAST
Amendments to Charter	Grand’s articles of incorporation may be amended in accordance with the FBCA. Under the FBCA, amendments to a corporation’s articles of incorporation must be approved by a corporation’s board of directors and holders of a majority of the outstanding stock of a corporation entitled to vote thereon and, in cases in which class voting is required, by holders of a majority of the outstanding shares of such class. The board of directors must recommend the amendment to the shareholders, unless the board of directors determines that, because of a conflict of interest or other special circumstances, it should make no recommendation and communicates the basis for its determination to the shareholders with the amendment	Seacoast’s articles of incorporation have similar amendment provisions, except that the affirmative vote of (1) 66 2/3% of all of shares outstanding and entitled to vote, voting as classes, if applicable, and (2) Independent Majority of Shareholders will be required to approve any change of Articles VI (“Board of Directors”), VII (“Provisions Relating to Business Combinations”), IX (“Shareholder Proposals”) and X (“Amendment of Articles of Incorporation”) of the articles of incorporation.
Amendments to Bylaws	Grand’s bylaws may be amended by the directors. Under the FBCA, Grand’s shareholders, by majority vote of all of the shares having voting power, may amend or repeal by the bylaws even though they may also be amended or repealed by the Grand board of directors.	Seacoast’s bylaws may be amended by a vote of (1) 66 2/3% of all directors and (2) majority of the Continuing Directors. In addition, the shareholders may also amend the Bylaws by the affirmative vote of (1) 66 2/3% of all shares of common stock entitled to vote and (2) Independent Majority of Shareholders.
Under the FBCA, Seacoast’s shareholders, by majority vote of all of the shares having voting power, may amend or repeal the bylaws even though they may also be amended or repealed by the Seacoast board of directors.

	GRAND	SEACOAST
Special Meeting of Shareholders	Grand’s bylaws provide that special meetings of the shareholders may be called by the Grand board of directors, the Chairman or the President of Grand or when requested in writing by the holders of at least one-tenth of all the votes entitled to be cast at such meeting. A meeting requested by shareholders must be called for a date not less than 10 nor more than sixty 60 days after the shareholders request for such meeting. The call for a special meeting of shareholders shall be issued by the Secretary, unless the Chairman, the President, board of directors or the shareholders requesting the calling of the meeting designate another person to do so.	Seacoast’s bylaws have similar provisions, except that special meetings may also be called and issued by the chief executive officer.
Quorum	A majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at any shareholder meeting.	Seacoast bylaws have a similar provision.
Proxy	Under the FBCA and Grand’s bylaws, a proxy is valid for 11 months unless a longer period in expressly provided in the appointment form.	Seacoast bylaws have a similar provision.
Preemptive Rights	Under the FBCA, shareholders do not have preemptive rights unless the corporation’s articles of incorporation provide otherwise. Grand’s articles of incorporation do not provide for preemptive rights.	Seacoast’s shareholders do not have preemptive rights.
Shareholder Rights Plan/Shareholders’ Agreement	Grand does not have a rights plan. Neither Grand nor Grand stockholders are parties to a shareholders’ agreement with respect to Grand’s capital stock.	Seacoast does not have a rights plan. Neither Seacoast nor Seacoast shareholders are parties to a shareholders’ agreement with respect to Seacoast’s capital stock.
Indemnification of Directors and Officers	Grand’s bylaws provide that Grand may indemnify its current and former directors, officers, employees and agents in accordance with that provided under the FBCA.	Seacoast’s bylaws provide that Seacoast may indemnify its current and former directors, officers, employees and agents in accordance with that provided under the FBCA.
Certain Business Combination Restrictions	Grand’s articles of incorporation do not contain any provision regarding business combinations between Grand and significant shareholders.	Seacoast’s articles of incorporation do not contain any provision regarding business combinations between Seacoast and significant shareholders.

	GRAND	SEACOAST
Prevention of Greenmail	Grand’s articles of incorporation do not contain a provision designed to prevent greenmail.	Seacoast’s articles of incorporation do not contain a provision designed to prevent greenmail.
Fundamental Business Transactions	Grand’s articles of incorporation do not contain any provisions regarding shareholder approval of any merger, share exchange or sale, lease, exchange or other transfer of all or substantially all of the corporation’s assets by holders of common stock. The FBCA provides that, unless a corporation’s articles of incorporation require a greater vote or a vote by classes, a plan of merger or share exchange must be approved by each class entitled to vote on the plan by a majority of all the votes entitled to be cast on the plan by that class. Holders of Series A Preferred Stock, who generally do not have voting rights, are entitled to vote upon any merger, consolidation, sale of substantially all of Grand’s assets or share exchange (in which event they will have one vote for each share of Series A Preferred) and will vote together with the holders of common stock. The affirmative vote of at least 50% of the shares of Series B Preferred Stock, voting as a separate class, is required for approval of a binding share exchange or of a merger or consolidation of Grand with another entity, unless, following such transaction, the Series B Preferred shares will remain outstanding and hold relative rights not less favorable than those they held prior to the transaction, or unless the Series B Preferred shares will be exchanged for equivalent preference securities.	Seacoast’s articles of incorporation provides that Seacoast needs the affirmative vote of 66 2/3% of all shares of common stock entitled to vote for the approval of any merger, share exchange or sale, lease, exchange or other transfer of all or substantially all of the corporation’s assets where Seacoast will not be the surviving entity.
Non-Shareholder Constituency Provision	Grand’s articles of incorporation do not contain a provision that expressly permits the board of directors to consider constituencies other than the shareholders when evaluating certain offers.	Seacoast’s articles of incorporation do not contain a provision that expressly permits the board of directors to consider constituencies other than the shareholders when evaluating certain offers.

	GRAND	SEACOAST
Dissenters’ Rights	Under the FBCA, a shareholder generally has the right to dissent from any merger to which the corporation is a party, from any sale of all assets of the corporation, or from any plan of exchange and to receive fair value for his or her shares. See “The Merger — Appraisal Rights for Grand Shareholders” and Appendix C.	Under the FBCA, dissenters’ rights are not available to holders of shares of any class or series of shares which is designated as a national market system security or listed on an interdealer quotation system by the National Association of Securities Dealers, Inc. Accordingly, holders of Seacoast common stock are not entitled to exercise dissenters’ rights under the FBCA.

BUSINESS OF GRAND BANKSHARES, INC.

General

Grand is a bank holding company under the Bank Holding Company Act of 1956, as amended, for Grand Bank, and is subject to the supervision and regulation of the Board of Governors of the Federal Reserve System and Florida Office of Financial Regulation and is a corporation organized under the laws of the State of Florida. Its main office is located at 2055 Palm Beach Lakes Blvd., West Palm Beach, Florida 33402. Grand Bank is a Florida-chartered state nonmember bank, which commenced operations in 1999, and is subject to the supervision and regulation of the Florida Office of Financial Regulation and the Federal Deposit Insurance Corporation. Grand Bank is a full service commercial bank, providing a wide range of business and consumer financial services in its target marketplaces, and is headquartered in West Palm Beach, Florida.

At March 31, 2015, Grand had total assets of approximately $211.9 million, total deposits of approximately $187.6 million, total net loans of approximately $118.5 million, and shareholders’ equity of approximately $15.2 million.

Business

Historically, Grand Bank’s market areas have been served both by large banks headquartered out of state as well as a number of community banks offering a higher level of personal attention, recognition and service. The large banks have generally applied a transactional business approach, based upon volume considerations, to the market while community banks have traditionally offered a more service relationship approach.

Grand Bank provides a range of consumer and commercial banking services to individuals, businesses and industries. The basic services offered by Grand Bank include: demand interest bearing and noninterest bearing accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services, credit cards, debit cards, direct deposits, notary services, money orders, night depository, travelers’ checks, cashier’s checks, domestic collections, savings bonds, bank drafts, automated teller services, drive-in tellers, banking by mail and the full range of consumer loans, both collateralized and uncollateralized. In addition, Grand Bank makes secured and unsecured commercial and real estate loans and issues stand-by letters of credit. Grand Bank provides automated teller machine (ATM) cards and is a member of the Star ATM network thereby permitting customers to utilize the convenience of Grand Bank’s ATM network and Star member machines both nationwide and internationally.

Grand Bank’s target market is consumers, professionals, small businesses, developers and commercial real estate investors. The small business customer (typically a commercial entity with sales of $10 million or less) has the opportunity to generate significant revenue for Grand Bank yet is generally underserved by large bank competitors. These customers generally can afford Grand Bank more profitability opportunities than the average retail customer.

The revenues of Grand Bank are primarily derived from interest on, and fees received in connection with, real estate and other loans, from interest and dividends from investment securities, service charge income generated from demand accounts, gain on sale of residential loans, and ATM fees. The principal sources of funds for Grand Bank’s lending activities are its deposits (primarily consumer deposits), loan repayments, and proceeds from investment securities. The principal expenses of Grand Bank are the interest paid on deposits, and operating and general administrative expenses.

As is the case with banking institutions generally, Grand Bank’s operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Federal Reserve and the FDIC. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. Grand Bank faces strong competition in the attraction of deposits (the primary source of lendable funds) and in the origination of loans. See “Competition.”

Banking Services

Commercial Banking.  Grand Bank focuses its commercial loan originations on small and mid-sized business (generally up to $10 million in annual sales) and such loans are usually accompanied by significant related deposits. Commercial underwriting is driven by cash flow analysis supported by collateral analysis and review. Commercial loan products include commercial real estate construction and term loans; working capital loans and lines of credit; demand, term and time loans; and equipment, inventory and accounts receivable financing. Grand Bank offers a range of cash management services and deposit products to commercial customers. Online banking is currently available to commercial customers.

Retail Banking.  Grand Bank’s retail banking activities emphasize consumer deposit and checking accounts. An extensive range of these services is offered by Grand Bank to meet the varied needs of its customers from young persons to senior citizens. In addition to traditional products and services, Grand Bank offers contemporary products and services, such as debit cards, mutual funds and annuities, internet banking and electronic bill payment services. Consumer loan products offered by Grand Bank include home equity lines of credit, second mortgages, new and used auto loans, including indirect loans through auto dealers, new and used boat loans, overdraft protection, and unsecured personal credit lines.

Employees

As of March 31, 2015, Grand Bank employed 41 full-time employees and no part-time employees. The employees are not represented by a collective bargaining unit. Grand Bank considers relations with employees to be good.

Properties

The main office of Grand Bank is located at 2055 Palm Beach Lakes Blvd., West Palm Beach, Florida 33402. Grand Bank also has two branch offices located in Lantana and Palm Beach Gardens, Florida.

Legal Proceedings

Grand Bank is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to its business. At March 31, 2015, management does not believe that there is any pending or threatened proceeding against Grand Bank which, if determined adversely, would have a material adverse effect on Grand Bank’s financial position, liquidity, or results of operations.

Competition

Grand Bank encounters strong competition both in making loans and in attracting deposits. The deregulation of banking industry and the widespread enactment of state laws which permit multi-bank holding companies as well as an increasing level of interstate banking have created a highly competitive environment for commercial banking. In one or more aspects of its business, Grand Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Most of these competitors, some of which are affiliated with bank holding companies, have substantially greater resources and lending limits, and may offer certain services that Grand Bank does not currently provide. In addition, many of Grand Bank’s non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Recent federal and state legislation has heightened the competitive environment in which financial institutions must conduct their business, and the potential for competition among financial institutions of all types has increased significantly. There is no assurance that increased competition from other financial institutions will not have an adverse effect on Grand Bank’s operations.

Management

Directors.  The Board of Directors of Grand is comprised of eight individuals. Directors serve until the next annual meeting of shareholders, and until their respective successor has been duly elected and qualified. The following sets forth certain information regarding the directors of Grand Bank.

Name	Position Held with Grand	Principal Occupation or Employment
Gerard A. Arsenault	Director	Real Estate Investments
David H. Baker	Director	Attorney
Sandy L. Costello	Director	Doctor of Optometry
J. Russell Greene	Director; President and Chief Executive Officer	President and Chief Executive Officer of Grand and Grand Bank
Douglas J. Hackl	Director	Swimming Pool Contractor
Leighan R. Rinker	Director	Educator
Daniel J. Shepherd	Director	Attorney
Larry E. Wright	Director	Real Estate Developer

Executive Officers.  The following sets forth information regarding the executive officers of Grand. The officers of Grand serve at the pleasure of the Board of Directors.

Name and Age	Principal Occupation and Business Experience During the Past Five Years
J. Russell Greene	President and Chief Executive Officer
Gerald F. Martens	Executive Vice President and Chief Operating Officer
James R. Odza	Executive Vice President and Chief Financial Officer

BENEFICIAL OWNERSHIP OF GRAND COMMON STOCK BY
MANAGEMENT AND PRINCIPAL SHAREHOLDERS OF GRAND

The following table sets forth the beneficial ownership of Grand common stock as of         , 2015 by: (i) each person or entity who is known by Grand to beneficially own more than 5% of the outstanding shares of Grand common stock; (ii) each director and executive officer of Grand; and (iii) all directors and executive officers of Grand as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares. The percentage of beneficial ownership is calculated in relation to the 3,266,481 shares of Grand common stock that were issued and outstanding as of March 31, 2015.

Unless otherwise indicated, to Grand’s knowledge, the persons or entities identified in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Name and Address of Beneficial Owner(a)	Number of shares of Grand Common Stock Beneficially Owned(b)		Percent of Outstanding Shares of Grand Common Stock
Directors:
Gerard A. Arsenault	132,250	(c)	4.05%
David H. Baker	35,863	(d)	1.10%
Sandy L. Costello	105,675	(e)	3.24%
J. Russell Greene	140,000	(f)	4.29%
Douglas J. Hackl	120,000	(g)	3.67%
Leighan R. Rinker	157,000	(h)	4.81%
Daniel J. Shepherd	27,533	(i)	0.84%
Larry E. Wright	30,000	(j)	0.92%
Executive Officers:
Gerald F. Martens	29,300		0.90%
James R. Odza	16,750		0.51%
All Directors and Executive Officers as a group (10 individuals)	794,371		24.32%

(a)	The address of each of Grand’s executive officers and directors is c/o Grand Bankshares, Inc., 2055 Palm Beach Lakes Blvd, West Palm Beach, Florida 33409.
(b)	Common shares owned do not include options for common stock granted as the exercise price exceeds the per share consideration to be received in the merger.
(c)	Includes 131,550 shares held by his company’s pension plan, 4,700 shares held in his IRA and 4,000 shares held individually.
(d)	Includes 18,244 shares held in a family trust, 15,000 shares held by his company’s 401 (k) plan, and 2,669 shares held jointly with his spouse.
(e)	Includes 66,525 shares held individually and 39,205 shares held by his company’s profit sharing trust.
(f)	Includes 88,715 shares held by his IRA, 51,325 shares held jointly with his spouse, and 800 shares held as custodian.
(g)	Includes 80,050 shares held jointly with his spouse and 40,000 held by his IRA.
(h)	Held in a revocable trust.
(i)	Includes 24,753 shares held jointly with his spouse, 4,510 shares held in his IRA, and 800 shares as custodian for his children.
(j)	Includes 11,700 shares held individually, 10,005 shares held jointly with his spouse, and 8,300 shares held by his IRA.

Other Principal Shareholders.  No person has beneficial ownership of the Bank’s outstanding shares of Common Stock by all persons (other than 10 directors and executive officers) owning 5% or more of such shares.

DESCRIPTION OF SEACOAST CAPITAL STOCK

Common Stock

General

The following description of shares of Seacoast’s common stock, par value $0.10 per share, is a summary only and is subject to applicable provisions of the FCBA and to Seacoast’s amended and restated articles of incorporation and its amended and restated bylaws. Seacoast’s articles of incorporation provide that it may issue up to 60 million shares of common stock, par value of $0.10 per share. Seacoast common stock is listed on the NASDAQ Global Select Market under the symbol “SBCF.”

Voting Rights

Each outstanding share of Seacoast’s common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. The holders of Seacoast common stock possess exclusive voting power, except as otherwise provided by law or by articles of amendment establishing any series of Seacoast preferred stock.

There is no cumulative voting in the election of directors, which means that the holders of a plurality of Seacoast’s outstanding shares of common stock can elect all of the directors then standing for election. Since the closing of the CapGen offering on December 17, 2009, which we refer to as the CapGen Offering, CapGen Capital Group III LP, or CapGen, has been entitled to appoint one director to Seacoast’s board of directors, so long as CapGen retains ownership of all of the shares of common stock purchased in that offering, adjusted as applicable.

When a quorum is present at any meeting, questions brought before the meeting will be decided by the vote of the holders of a majority of the shares present and voting on such matter, whether in person or by proxy, except when the meeting concerns matters requiring the vote of the holders of a majority of all outstanding shares under applicable Florida law. Seacoast’s articles of incorporation provide certain anti-takeover provisions that require super-majority votes, which may limit shareholders’ rights to effect a change in control as described under the section below entitled “Anti-Takeover Effects of Certain Articles of Incorporation Provisions.”

Registration Rights

On January 13, 2014, Seacoast completed the sale to CapGen of $25 million of its common stock pursuant to a Stock Purchase Agreement, dated November 6, 2013, entered into in connection with its $75 million offering of common stock in November 2013. In connection with such offering, Seacoast granted certain registration rights to CapGen pursuant to a Registration Rights Agreement, dated as of January 13, 2014.

Dividends, Liquidation and Other Rights

Holders of shares of common stock are entitled to receive dividends only when, as and if approved by Seacoast’s board of directors from funds legally available for the payment of dividends. Seacoast’s shareholders are entitled to share ratably in its assets legally available for distribution to its shareholders in the event of Seacoast’s liquidation, dissolution or winding up, voluntarily or involuntarily, after payment of, or adequate provision for, all of our known debts and liabilities and of any preferences of any series of our preferred stock that may be outstanding in the future. These rights are subject to the preferential rights of any series of Seacoast’s preferred stock that may then be outstanding.

Holders of shares of Seacoast common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Seacoast’s board of directors, under its articles of incorporation, may issue additional shares of its common stock or rights to purchase shares of its common stock without shareholder approval.

Restrictions on Ownership

The Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain the approval of the Federal Reserve prior to the acquisition of 5% or more of our common shares. Any person, other than a bank holding company, is required to obtain prior approval of the

Federal Reserve to acquire 10% or more of our common shares under the Change in Bank Control Act. Any holder of 25% or more of our common shares, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the Bank Holding Company Act.

Certain provisions included in our amended and restated articles of incorporation and bylaws, as described further below, as well as certain provisions of the Florida Business Corporation Act and federal law, may discourage, delay or prevent potential acquisitions of control of us, particularly when attempted in a transaction that is not negotiated directly with, and approved by, our board of directors, despite possible benefits to our shareholders. These provisions are more fully described in the documents and reports filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into this prospectus.

Preferred Stock

General

Seacoast is authorized to issue 4 million shares of preferred stock, 2,000 shares of which have been designated as Series A Preferred Stock, and 50,000 of which have been designated as Series B Preferred Stock. On December 31, 2013, Seacoast redeemed in full all 2,000 shares of Series A Preferred Stock then issued and outstanding. Such Series A Preferred Stock was originally issued to the U.S. Treasury Department under the Capital Purchase Program and subsequently auctioned to private investors. No shares of Series B Preferred Stock are issued and outstanding as of the date of this proxy statement/prospectus.

Under Seacoast’s amended and restated articles of incorporation, its board of directors is authorized, without shareholder approval, to adopt resolutions providing for the issuance of up to 4 million shares of preferred stock, par value $0.10 per share, in one or more series. Seacoast’s board of directors may fix the voting powers, designations, preferences, rights, qualifications, limitations and restrictions of each series of preferred stock. A series of preferred stock upon issuance will have preference over Seacoast common stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation or dissolution of Seacoast. The relative rights, preferences and limitations that Seacoast’s board of directors has the authority to determine as to any such series of such stock include, among other things, dividend rights, voting rights, conversion rights, redemption rights, and liquidation preferences. Because Seacoast’s board of directors has the power to establish the relative rights, preferences and limitations of each series of such stock, it may afford to the holders of any such series, preferences and rights senior to the rights of the holders of the shares of common stock, as well as the shares of preferred stock to be issued in the reclassification transaction. Although Seacoast’s board of directors has no intention at the present time of doing so, it could cause the issuance of any additional shares of preferred stock that could discourage an acquisition attempt or other transactions that some, or a majority of, the shareholders might believe to be in their best interests or in which the shareholders might receive a premium for their shares of common stock over the market price of such shares.

Transfer Agent and Registrar

The transfer agent and registrar for Seacoast common stock is Continental Stock Transfer and Trust Company.

Anti-Takeover Effects of Certain Articles of Incorporation Provisions

Seacoast’s Articles of Incorporation contain certain provisions that make it more difficult to acquire control of it by means of a tender offer, open market purchase, a proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of Seacoast to negotiate with its directors. Seacoast believes that, as a general rule, the interests of its shareholders would be best served if any change in control results from negotiations with its directors.

Seacoast’s Articles of Incorporation provide for a classified board to which approximately one-third of its board of directors is elected each year at its annual meeting of shareholders. Accordingly, Seacoast’s directors serve three-year terms rather than one-year terms. The classification of Seacoast’s board of directors has the effect of making it more difficult for shareholders to change the composition of its board of directors. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of Seacoast’s board of directors. Such a delay may help ensure that its directors, if confronted by a shareholder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of Seacoast’s shareholders. The classification provisions apply to every election of directors, however, regardless of whether a change in the composition of Seacoast’s board of directors would be beneficial to Seacoast and its shareholders and whether or not a majority of its shareholders believe that such a change would be desirable.

The classification of Seacoast’s board of directors could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Seacoast, even though such an attempt might be beneficial to Seacoast and its shareholders. The classification of Seacoast’s board of directors could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification of Seacoast’s board of directors may discourage accumulations of large blocks of its stock by purchasers whose objective is to take control of Seacoast and remove a majority of its board of directors, the classification of its board of directors could tend to reduce the likelihood of fluctuations in the market price of its common stock that might result from accumulations of large blocks of its common stock for such a purpose. Accordingly, Seacoast’s shareholders could be deprived of certain opportunities to sell their shares at a higher market price than might otherwise be the case.

Seacoast’s Articles of Incorporation require the affirmative vote of the holders of not less than two-thirds of all the shares of its stock outstanding and entitled to vote generally in the election of directors in addition to the votes required by law or elsewhere in the Articles of Incorporation, the bylaws or otherwise, to approve: (a) any sale, lease, transfer, purchase and assumption of all or substantially all of its consolidated assets and/or liabilities, (b) any merger, consolidation, share exchange or similar transaction, or any merger of any significant subsidiary, into or with another person, or (c) any reclassification of securities, recapitalization or similar transaction that has the effect of increasing other than pro rata with the other shareholders, the proportionate amount of shares that is beneficially owned by an Affiliate (as defined in Seacoast’s Articles of Incorporation). Any business combination described above may instead be approved by the affirmative vote of a majority of all the votes entitled to be cast on the plan of merger if such business combination is approved and recommended to the shareholders by (x) the affirmative vote of two-thirds of Seacoast’s board of directors, and (y) a majority of the Continuing Directors (as defined in Seacoast’s Articles of Incorporation).

Seacoast’s Articles of Incorporation also contain additional provisions that may make takeover attempts and other acquisitions of interests in it more difficult where the takeover attempt or other acquisition has not been approved by its board of directors. These provisions include:

•	A requirement that any change to Seacoast’s Articles of Incorporation relating to the structure of its board of directors, certain anti-takeover provisions and shareholder proposals must be approved by the affirmative vote of holders of two-thirds of the shares outstanding and entitled to vote;
•	A requirement that any change to Seacoast’s Bylaws, including any change relating to the number of directors, must be approved by the affirmative vote of either (a) (i) two-thirds of its board of directors, and (ii) a majority of the Continuing Directors (as defined in Seacoast’s Articles of Incorporation) or (b) two-thirds of the shares entitled to vote generally in the election of directors;
•	A requirement that shareholders may call a meeting of shareholders on a proposed issue or issues only upon the receipt by Seacoast from the holders of 50% of all shares entitled to vote on the proposed issue or issues of signed and dated written demands for the meeting describing the purpose for which it is to be held; and
•	A requirement that a shareholder wishing to submit proposals for a shareholder vote or nominate directors for election comply with certain procedures, including advanced notice requirements.

Seacoast’s Articles of Incorporation provide that, subject to the rights of any holders of its preferred stock to act by written consent instead of a meeting, shareholder action may be taken only at an annual meeting or special meeting of the shareholders and may not be taken by written consent. The Articles of Incorporation also include provisions that make it difficult to replace directors. Specifically, directors may be removed only for cause and only upon the affirmative vote at a meeting duly called and held for that purpose upon not less than 30 days’ prior written notice of two-thirds of the shares entitled to vote generally in the election of directors. In addition, any vacancies on the board of directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled only by the board of directors (except if no directors remain on the board, in which case the shareholders may act to fill the vacant board).

Seacoast believes that the power of its board of directors to issue additional authorized but unissued shares of its common stock or preferred stock without further action by its shareholders, unless required by applicable law or the rules of any stock exchange or automated quotation system on which its securities may be listed or traded, will provide Seacoast with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. Seacoast’s board of directors could authorize and issue a class or series of stock that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of Seacoast’s common stock or that its shareholders otherwise consider to be in their best interest.

EXPERTS

The consolidated financial statements of Seacoast Banking Corporation of Florida and subsidiaries as of and for the year ended December 31, 2014 and Seacoast’s effectiveness of internal control over financial reporting as of December 31, 2014 have been audited by Crowe Horwath LLP, independent registered public accounting firm, as set forth in their report appearing in our Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated in this registration statement by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Seacoast Banking Corporation of Florida and subsidiaries as of December 31, 2013, and for each of the years in the two-year period ended December 31, 2013, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of Seacoast common stock to be issued by Seacoast in connection with the merger will be passed upon by Alston & Bird LLP, Atlanta, Georgia.

OTHER MATTERS

No matters other than the matters described in this proxy statement/prospectus are anticipated to be presented for action at the special meeting, or at any adjournment or postponement of such meetings. If any procedural matters relating to the conduct of the meeting are presented, the persons named as proxies will vote the shares represented by properly executed proxies in accordance with their judgment with respect to those matters.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows Seacoast to “incorporate by reference” information in this proxy statement/prospectus. This means that Seacoast can disclose important business and financial information to you by referring you to another document filed separately with the SEC. The information that Seacoast incorporates by reference is considered to be part of this proxy statement/prospectus, and later information that Seacoast files with the SEC will automatically update and supersede the information Seacoast included in this proxy statement/prospectus. This document incorporates by reference the documents that are listed below that Seacoast has previously filed with the SEC, except to the extent that any information contained in such filings is deemed “furnished” in connection with SEC rules.

•	Annual Report on Form 10-K for the year ended December 31, 2014, filed on March 16, 2015;
•	The information incorporated by reference into Part III of our Annual Report from our Proxy Statement for 2015 Annual Meeting, filed on April 7, 2015;
•	Current Reports on Form 8-K or Form 8-K/A, as applicable, filed on February 24, 2015, March 2, 2015, March 31, 2015 and May 1, 2015; and
•	The description of our common stock contained in our Registration Statement filed with the SEC pursuant to Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), including any amendment or report filed for purposes of updating such description.

Seacoast also incorporates by reference any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the Grand shareholder meeting. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this proxy statement/prospectus is deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modified or superseded such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

Documents incorporated by reference are available from Seacoast without charge (except for exhibits to the documents unless the exhibits are specifically incorporated in the document by reference). You may obtain documents incorporated by following the instructions set forth under “Where You Can Find More Information”:

Seacoast Banking Corporation of Florida
815 Colorado Avenue
P.O. Box 9012
Stuart, Florida 34994
Attn: Investor Relations
Telephone: (772) 287-4000

To obtain timely delivery, you must make a written or oral request for a copy of such information by            , 2015.

APPENDIX A

THIS IS A DRAFT. NO AGREEMENT, ORAL OR WRITTEN, REGARDING OR RELATING TO ANY OF THE MATTERS COVERED BY THIS DRAFT HAS BEEN ENTERED INTO BETWEEN THE PARTIES. THIS DOCUMENT, IN ITS PRESENT FORM OR AS IT MAY BE HEREAFTER REVISED BY ANY PARTY, WILL NOT BECOME A BINDING AGREEMENT OF THE PARTIES UNLESS AND UNTIL ALL DILIGENCE IS COMPLETED, ALL SCHEDULES AND EXHIBITS ARE ATTACHED, AND IT HAS BEEN EXECUTED BY ALL PARTIES AND COMPLETE EXECUTED COPIES HAVE BEEN DELIVERED. SEACOAST RESERVES THE RIGHT TO REQUIRE ADDITIONAL REPRESENTATIONS, WARRANTIES, AGREEMENTS AND COVENANTS BASED ON ITS DUE DILIGENCE RESULTS WHICH IS ONGOING. THE EFFECT OF THIS LEGEND MAY NOT BE CHANGED BY ANY ACTION OF THE PARTIES.

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SEACOAST BANKING CORPORATION OF FLORIDA

SEACOAST NATIONAL BANK

GRAND BANKSHARES, INC.

AND

GRAND BANK & TRUST OF FLORIDA

Dated as of March 25, 2015

LIST OF EXHIBITS

Exhibit	Description
A	Bank Merger Agreement
B	Form of Company Shareholder Support Agreement
C	Form of Claims Letter
D	Form of Restrictive Covenant Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of March 25, 2015, by and among Seacoast Banking Corporation of Florida, a Florida corporation (“SBC”), Seacoast National Bank, a national banking association and wholly owned subsidiary of SBC (“SNB” and collectively with SBC, “Seacoast”), Grand Bankshares, Inc., a Florida corporation (“Holding”), and Grand Bank & Trust of Florida, a Florida bank and wholly owned subsidiary of Holding (the “Bank” and collectively with Holding, the “Company”).

Preamble

WHEREAS, the Boards of Directors of SBC and Holding have approved this Agreement and the transactions described herein and have declared the same advisable and in the best interests of each of SBC and Holding and each of SBC and Holding’s shareholders;

WHEREAS, this Agreement provides for the acquisition of Holding by SBC pursuant to the merger of Holding with and into SBC (the “Merger”). This Agreement also provides for the merger of the Bank with and into SNB (the “Bank Merger”) pursuant to the terms of the Plan of Merger and Merger Agreement between SNB and Bank attached hereto as Exhibit A (the “Bank Merger Agreement”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Seacoast’s willingness to enter into this Agreement, each of the directors of the Company have executed and delivered to SBC an agreement in substantially the form of Exhibit B (each a “Company Shareholder Support Agreement”), pursuant to which they have agreed, among other things, subject to the terms of such Company Shareholder Support Agreement, to vote the shares of Holding Common Stock and Holding Preferred Stock, respectively, held of record by such Persons or as to which they otherwise have sole voting power to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger and the Bank Merger.

Certain terms used and not otherwise defined in this Agreement are defined in Section 7.1.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1
TRANSACTIONS AND TERMS OF MERGER

1.1 Merger.  Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.4 herein), Holding shall be merged with and into SBC in accordance with the provisions of the FBCA. SBC shall be the surviving corporation (the “Surviving Corporation”) resulting from the Merger and the separate corporate existence of Holding shall thereupon cease. SBC shall continue to be governed by the Laws of the State of Florida, and the separate corporate existence of SBC with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.

1.2 Bank Merger.  Prior to the Effective Time, the Boards of Directors of SNB and the Bank will execute the Bank Merger Agreement. Subject to the terms and conditions of this Agreement and the Bank Merger Agreement, the Bank shall be merged with and into SNB in accordance with the provisions of 12 U.S.C. Section 215 and with the effect provided in 12 U.S.C. Section 215. SNB shall be the surviving bank (the “Surviving Bank”) resulting from the Bank Merger and the separate existence of the Bank shall thereupon cease. SNB shall continue to be governed by the Laws of the United States, and the separate existence of SNB with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Bank Merger. Subject to the satisfaction of the conditions to closing set forth in the Bank Merger Agreement, the Bank Merger shall occur immediately following the Merger unless otherwise determined by Seacoast in its sole discretion.

1.3 Time and Place of Closing.  Unless otherwise mutually agreed to by SBC and Holding, the closing of the Merger (the “Closing”) shall take place in the offices of Alston & Bird LLP, One Atlantic Center, 1201 West Peachtree Street, Atlanta, Georgia 30309 at 10:00 a.m., Atlanta time, on the date when the Effective Time is to occur (the “Closing Date”).

1.4 Effective Time.  Subject to the terms and conditions of this Agreement, on the Closing Date, the Parties will cause articles of merger to be filed with the Secretary of State of the State of Florida as provided in the FBCA (the “Articles of Merger”). The Merger shall take effect when the Articles of Merger becomes effective (the “Effective Time”). Subject to the terms and conditions hereof, the Parties shall use their reasonable best efforts to cause the Effective Time to occur on a mutually agreeable date following the date on which satisfaction or waiver of the conditions set forth in Article 5 has occurred (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions).

1.5 Conversion of Holding Stock.

(a) At the Effective Time, in each case subject to Section 1.5(d) and excluding Dissenting Shares, by virtue of the Merger and without any action on the part of the Parties or the holder thereof:

(i) each share of Holding Common Stock and each share of Holding Preferred A Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the number of shares of SBC Common Stock that is equal to the Exchange Ratio (the “Stock Consideration”); and

(ii) each share of Holding Preferred B Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive a total cash payment of one thousand dollars ($1,000.00) per share (the “Preferred B Consideration”).

The Stock Consideration is sometimes referred to herein as the “Merger Consideration.” The consideration which all of the Company shareholders are entitled to receive pursuant to this Article 1 is referred to herein as the “Aggregate Merger Consideration.”

(b) At the Effective Time, all shares of Holding Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time, and each certificate or electronic book-entry previously representing any such shares of Holding Stock (the “Holding Certificates”) shall thereafter represent only the right to receive the Stock Consideration or the Preferred B Consideration, as applicable, and any cash in lieu of fractional shares pursuant to Section 1.5(c), and any Dissenting Shares shall thereafter represent only the right to receive applicable payments as set forth in Section 2.3.

(c) Notwithstanding any other provision of this Agreement, each holder of shares of Holding Common Stock or Holding Preferred A Stock to be exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of SBC Common Stock (after taking into account all Holding Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of SBC Common Stock multiplied by the average closing price per share of SBC Common Stock on the NASDAQ Global Select Market for the five (5) trading day period ending on the trading day preceding the date of Closing, less any applicable withholding Taxes. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

(d) If, prior to the Effective Time, the issued and outstanding shares of SBC Common Stock or Holding Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Aggregate Merger Consideration.

(e) Each share of Holding Stock issued and outstanding immediately prior to the Effective Time and owned by any of the Parties or their respective Subsidiaries (in each case other than shares of Holding Stock held on behalf of third parties) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and retired without payment of any consideration therefore and shall cease to exist (together with the Dissenting Shares, the “Excluded Shares”).

1.6 SBC Common Stock.  At and after the Effective Time, each share of SBC Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of SBC Common Stock and shall not be affected by the Merger.

1.7 Holding Equity Awards.  Holding shall take all actions necessary to cause each outstanding Holding Equity Award to be, immediately prior to the Effective Time, either (a) vested in accordance with its terms, (b) exercised in accordance with its terms, or (c) terminated. Prior to the Effective Time, Holding shall also take all actions necessary to terminate the Holding Stock Plans as of the Effective Time and to cause the provisions in any other Holding Benefit Plan providing for the issuance, transfer or grant of any capital stock of Holding or any interest in respect of any capital stock of Holding to terminate and be of no further force and effect as of the Effective Time, and Holding shall ensure that following the Effective Time no holder of any Holding Equity Award or any participant in any Holding Stock Plan or other Holding Benefit Plan shall have any right thereunder to acquire any capital stock of SBC, SNB, Holding or the Bank, except as provided in Section 1.5 of this Agreement with respect to Holding Common Stock or Holding Preferred A Stock which such person received or became entitled to receive in accordance with the vesting or exercise of such Holding Equity Award prior to the Effective Time.

1.8 Organizational Documents of Surviving Corporation; Directors and Officers.

(a) The Organizational Documents of SBC in effect immediately prior to the Effective Time shall be the Organizational Documents of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

(b) The directors of SBC immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time. The officers of SBC immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be.

1.9 Tax Consequences.  It is the intention of the Parties to this Agreement that the Merger and the Bank Merger, for federal income Tax purposes, shall qualify as “reorganizations” within the meaning of Section 368(a) of the Internal Revenue Code and that this Agreement shall constitute “plans of reorganization” for purposes of Sections 354 and 361 of the Internal Revenue Code. SBC shall have the right to revise the structure of the Merger and/or the Bank Merger contemplated by this Agreement in order to assure that the Merger and the Bank Merger, for federal income Tax purposes shall qualify as “reorganizations” within the meaning of Section 368(a) of the Internal Revenue Code or to substitute an interim corporation that is wholly owned by SBC (“Interim”), which interim corporation may merge with and into Holding, provided, that no such revision to the structure of the Merger or the Bank Merger shall result in any changes in the amount or type of the consideration that the holders of shares of Holding Stock are entitled to receive under this Agreement. SBC may exercise this right of revision by giving written notice to the Company in the manner provided in Section 7.9, which notice shall be in the form of an amendment to this Agreement or in the form of an Amended and Restated Agreement and Plan of Merger.

ARTICLE 2
DELIVERY OF MERGER CONSIDERATION

2.1 Exchange Procedures.

(a) Delivery of Transmittal Materials.  Prior to the Effective Time, SBC shall appoint its transfer agent, Continental Stock Transfer and Trust Company (the “Exchange Agent”), pursuant to an agreement to act as exchange agent hereunder. As promptly as practicable after the Effective Time (and within five Business Days), the Exchange Agent shall send to each former holder of record of shares of Holding Stock, excluding the holders, if any, of Dissenting Shares, immediately prior to the Effective Time transmittal materials for use in exchanging such holder’s Holding Certificates for the applicable Aggregate Merger Consideration (which shall specify that delivery shall be effected, and risk of loss and title to the Holding Certificates shall pass, only upon proper delivery of such Holding Certificates (or effective affidavit of loss in lieu thereof as provided in Section 2.1(e)) to the Exchange Agent).

(b) Delivery of Merger Consideration.  After the Effective Time, following the surrender of a Holding Certificate to the Exchange Agent (or effective affidavit of loss in lieu thereof as provided in Section 2.1(e)) in accordance with the terms of such letter of transmittal, duly executed, the holder of such Holding Certificate shall be entitled to receive in exchange therefor the applicable Aggregate Merger Consideration in respect of the shares of Holding Stock represented by its Holding Certificate or Certificates. If any portion of the Aggregate Merger Consideration is to be paid to a Person other than the Person in whose name a Holding Certificate so surrendered is registered, it shall be a condition to such payment that such Holding Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the Person requesting such payment shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such payment to a Person other than the registered holder of such Holding Certificate, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Payments to holders of Dissenting Shares shall be made as required by the FBCA.

(c) Payment of Taxes.  The Exchange Agent (or, after the agreement with the Exchange Agent is terminated, SBC) shall be entitled to deduct and withhold from the applicable Aggregate Merger Consideration (including cash in lieu of fractional shares of SBC Common Stock) otherwise payable pursuant to this Agreement to any holder of Holding Stock such amounts as the Exchange Agent or SBC, as the case may be, is required to deduct and withhold under the Internal Revenue Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or SBC, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Holding Stock in respect of whom such deduction and withholding was made by the Exchange Agent or SBC, as the case may be.

(d) Return of Aggregate Merger Consideration to SBC.  At any time upon request by SBC following 90 days after the Closing Date, SBC shall be entitled to require the Exchange Agent to deliver to it any remaining portion of the Aggregate Merger Consideration not distributed to holders of Holding Certificates that was deposited with the Exchange Agent (the “Exchange Fund”) (including any interest received with respect thereto and other income resulting from investments by the Exchange Agent, as directed by SBC), and holders shall be entitled to look only to SBC (subject to abandoned property, escheat or other similar laws) with respect to the Applicable Merger Consideration, any cash in lieu of fractional shares of SBC Common Stock and any dividends or other distributions with respect to SBC Common Stock payable upon due surrender of their Holding Certificates, without any interest thereon. Notwithstanding the foregoing, neither SBC nor the Exchange Agent shall be liable to any holder of a Holding Certificate for Merger Consideration (or dividends or distributions with respect thereto) or cash from the Exchange Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e) Lost Holding Certificates.  In the event any Holding Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Holding Certificate(s) to be lost, stolen or destroyed and, if required by SBC or the Exchange Agent, the posting by such Person of a bond in such sum as SBC may reasonably direct as indemnity against any claim that may be made against Holding or SBC with respect to such Holding Certificate(s), the Exchange Agent will issue the applicable Aggregate Merger Consideration deliverable in respect of the shares of Holding Stock represented by such lost, stolen or destroyed Holding Certificates.

2.2 Rights of Former Holding Shareholders.  At the Effective Time, the stock transfer books of Holding shall be closed as to holders of Holding Stock and no transfer of Holding Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 2.1, each Holding Certificate (other than Holding Certificates representing Excluded Shares) shall from and after the Effective Time represent for all purposes only the right to receive the applicable Aggregate Merger Consideration in exchange therefor and, for purposes of the Stock Consideration, any cash in lieu of fractional shares of SBC Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 1.5(c), and any dividends or distributions to which such holder is entitled pursuant to this Article 2. No dividends or other distributions with respect to SBC Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Holding Certificate with respect to the shares of SBC Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.5(c), and all such dividends, other distributions and cash in lieu of fractional shares of SBC Common Stock shall be paid by SBC to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Holding Certificate in accordance with this Article 2. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Holding Certificate there shall be paid to the holder of a SBC stock certificate representing whole shares of SBC Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions, if applicable, with a record date after the Effective Time theretofore paid with respect to such whole shares of SBC Common Stock and the amount of any cash payable in lieu of a fractional share of SBC Common Stock to which such holder is entitled pursuant to Section 1.5(c), and (ii) at the appropriate payment date, the amount of dividends or other distributions, if applicable, with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of SBC Common Stock. SBC shall make available to the Exchange Agent cash for these purposes, if necessary.

2.3 Dissenters’ Rights.  Any Person who otherwise would be deemed a holder of Dissenting Shares (a “Dissenting Shareholder”) shall not be entitled to receive the applicable Aggregate Merger Consideration with respect to the Dissenting Shares only until such Person shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to dissent from the Merger under the FBCA. Each Dissenting Shareholder shall be entitled to receive only the payment provided by the provisions of Sections 607.1301 through 607.1333 of the FBCA with respect to shares of Holding Stock owned by such Dissenting Shareholder. Holding shall give SBC (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by Holding relating to shareholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the FBCA. Holding shall not, except with the prior written consent of SBC, voluntarily make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Company Disclosure Letter.  Prior to the execution and delivery of this Agreement, the Company has delivered to Seacoast a letter (the “Company Disclosure Letter”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of the Company’s representations or warranties contained in this Article 3 or to one or more of its covenants contained in Article 4; provided, that (a) no such item is required to be set forth in the Company Disclosure Letter as an exception to any representation or warranty of the Company if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 3.2, and (b) the mere inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect with respect to the Company. Any disclosures made with respect to a subsection of Section 3.3 shall be deemed to qualify any subsections of Section 3.3 specifically referenced or cross-referenced that contains sufficient detail to enable a reasonable Person to recognize the relevance of such disclosure to such other subsections. All representations and warranties of Seacoast shall be qualified by reference to Seacoast’s SEC Reports and such disclosures in any such SEC Reports or other publicly available documents filed with or furnished by Seacoast to the SEC or any other Governmental Authority prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors”, any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly forward-looking in nature).

3.2 Standards.

(a) No representation or warranty of any Party hereto contained in this Article 3 (other than the representations and warranties in (i) Section 3.3(c) and 3.4(c), which shall be true and correct in all respects (except for inaccuracies that are de minimis in amount), and (ii) Sections 3.3(b)(i), 3.3(b)(ii), 3.3(d) and 3.4(b)(i), which shall be true and correct in all material respects) shall be deemed untrue or incorrect, and no Party shall be deemed to have breached any of its representations or warranties, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together in the aggregate with all other facts, circumstances or events inconsistent with such Party’s representations or warranties contained in this Article 3, has had or is reasonably likely to have a Material Adverse Effect on such Party; provided, that, for purposes of Sections 5.2(a) and 5.3(a) only, the representations and warranties which are qualified by references to “material,” “Material Adverse Effect” or to the “Knowledge” of any Party shall be deemed not to include such qualifications.

(b) Unless the context indicates specifically to the contrary, a “Material Adverse Effect” on a Party shall mean any change, event, development, violation, inaccuracy or circumstance the effect, individually or in the aggregate, of which is or is reasonably likely to have, a material adverse impact on (i) the condition (financial or otherwise), property, business, assets (tangible or intangible) or results of operations or prospects of such Party taken as a whole or (ii) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of such Party to perform its obligations under this Agreement or to timely consummate the Merger, the Bank Merger, or the other transactions contemplated by this Agreement; provided, however, that “Material Adverse Effect” shall not be deemed to include for purposes of (b)(i) above, (A) changes after the date of this Agreement in GAAP or regulatory accounting requirements for the financial services industry, (B) changes after the date of this Agreement in laws, rules or regulations or interpretations of laws, rules or regulations by Governmental Authorities of general applicability to companies in the industry in which such Party and its subsidiaries operate, and (C) changes after the date of this Agreement in general economic or market conditions in the United States or any state or territory thereof, in each case generally affecting other companies in the industry in which such Party and its subsidiaries operate, except with respect to clauses (A), (B) and (C) to the extent that the effects of such changes are disproportionately adverse to the business, assets, operations, prospects, condition (financial or otherwise) or results of operations of such Party and its Subsidiaries, as compared to other companies in the industry in which such Party and its Subsidiaries operate; or for purposes of (b)(ii) above, the impact of actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby. Similarly, unless the context indicates specifically to the contrary, a “Material Adverse Change” is an event, change or occurrence resulting in a Material Adverse Effect on such Party and its subsidiaries, taken as a whole.

3.3 Representations and Warranties of the Company.  Subject to and giving effect to Sections 3.1 and 3.2 and except as set forth in the Company Disclosure Letter, Holding and the Bank, jointly and severally, hereby represent and warrant to Seacoast as follows:

(a) Organization, Standing, and Power.  Each Subsidiary of Holding is listed in Section 3.3(a) of the Company Disclosure Letter. Holding and each of its Subsidiaries are duly organized, validly existing, and (as to corporations) are in good standing under the Laws of the jurisdiction of its formation. Holding and each of its Subsidiaries have the requisite corporate power and authority to own, lease, and operate their properties and assets and to carry on their businesses as now conducted. Holding and each of its Subsidiaries are duly qualified or licensed to do business and in good standing in the States of the United States and foreign jurisdictions where the character of their assets or the nature or conduct of their business requires them to be so qualified or licensed. Holding is a bank holding company within the meaning of the BHC Act. The Bank is a Florida state bank. The Bank is an “insured institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and its deposits are insured by the Bank Insurance Fund.

(b) Authority; No Breach of Agreement.

(i) Holding and the Bank each has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action (including valid authorization and adoption of this Agreement by its duly constituted Board of Directors and, in the case of the Bank, its sole shareholder), subject only to the Holding Shareholder Approval and such regulatory approvals as are required by law. Subject to the Holding Shareholder Approval and assuming due authorization, execution, and delivery of this Agreement by each of SBC and SNB, this Agreement represents a legal, valid, and binding obligation of each of Holding and the Bank enforceable against Holding and the Bank in accordance with its terms (except in all cases as such enforceability may be limited by (A) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship, and other laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally or the rights of creditors of insured depository institutions, (B) general equitable principles and (C) laws relating to the safety and soundness of insured depository institutions, and except that no representation is made as to the effect or availability of equitable remedies or injunctive relief (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(ii) As of the date hereof, Holding’s Board of Directors has (A) by the affirmative vote of all directors voting, which constitutes at least a majority of the entire Board of Directors of Holding, duly approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby, including the Bank Merger Agreement and the Bank Merger; (B) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Holding and the holders of Holding Stock; (C) resolved to recommend adoption of this Agreement, the Merger and the other transactions contemplated hereby to the holders of shares of Holding Stock (such recommendations being the “Holding Directors’ Recommendation”); and (D) directed that this Agreement be submitted to the holders of shares of Holding Stock for their adoption.

(iii) The Bank’s Board of Directors has, by the affirmative vote of all directors voting, which constitutes at least a majority of the entire Board of Directors of Holding, duly approved and declared advisable the Bank Merger Agreement, the Bank Merger and the other transactions contemplated hereby and thereby.

(iv) Neither the execution and delivery of this Agreement or the Bank Merger Agreement by it nor the consummation by it of the transactions contemplated hereby or thereby, nor compliance by it with any of the provisions hereof or thereof, will (A) violate, conflict with or result in a breach of any provision of its Organizational Documents, (B) except as set forth in Section 3.3(b)(iv) of the Company Disclosure Letter, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any material assets of Holding or its Subsidiaries under, any Contract or Permit, or (C) subject to receipt of the Regulatory Consent and the expiration of any waiting period required by Law, violate any Law or Order applicable to Holding or its Subsidiaries or any of their respective material assets.

(v) Other than in connection or compliance with the provisions of the Securities Laws, and other than (A) the Regulatory Consents, (B) notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation or both with respect to any Benefit Plans, and (C) as set forth in Section 3.3(b)(v)(C) of the Company Disclosure Letter, no notice to, filing with, or Consent of, any Governmental Authority is necessary in connection with the execution, delivery or performance of this Agreement and the consummation by it of the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(c) Capital Stock.  Holding’s authorized capital stock consists of (i) 15,000,000 shares of Holding Common Stock, of which, as of the date of this Agreement, 3,266,481 shares are validly issued and outstanding, and (ii) 1,000,000 authorized shares of Holding Preferred Stock, of which, as of the date of this Agreement, (A) 300,000 shares of Holding Preferred A Stock are authorized, of which, as of the date of this Agreement, 235,421 shares are validly issued and outstanding, and (B) 10,000 shares of Holding Preferred B Stock, of which, as of the date of this Agreement, 1,481 shares are validly issued and outstanding. Set forth in Section 3.3(c) of the Company Disclosure Letter is a true and complete schedule of all outstanding Rights to acquire shares of Holding Common Stock, including grant date, vesting schedule, exercise price, expiration date and the name of the holder of such Rights. None of the Rights are “in the money” as of the date hereof. Except as set forth in this Section 3.3(c) or in Section 3.3(c) of the Company Disclosure Letter, there are no shares of Holding Common Stock or other equity securities of Holding outstanding and no outstanding Rights relating to the Holding Common Stock, and no Person has any Contract or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription or issuance of any securities of Holding. All of the outstanding shares of Holding Common Stock are duly and validly issued and outstanding and are fully paid and, except as expressly provided otherwise under applicable Law, nonassessable under the FBCA. None of the outstanding shares of Holding Common Stock has been issued in violation of any preemptive rights of the current or past shareholders of Holding. There are no Contracts among Holding and its shareholders or by which Holding is bound with respect to the voting or transfer of Holding Common Stock or the granting of registration rights to any holder thereof. All of the outstanding shares of Holding Capital Stock and all Rights to acquire shares of Holding Capital Stock have been issued in compliance with all applicable federal and state Securities Laws. All issued and outstanding shares of capital stock of its Subsidiaries have been duly authorized and are validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of its Subsidiaries are owned by Holding or a wholly owned Subsidiary thereof, free and clear of all Liens. None of its Subsidiaries has outstanding any Right to acquire any shares of its capital stock or any security convertible into such shares, or has any obligation or commitment to issue, sell or deliver any of the foregoing or any shares of its capital stock. The outstanding capital stock of each of its Subsidiaries has been issued in compliance with all legal requirements and is not subject to any preemptive or similar rights. Neither Holding nor any of its Subsidiaries has any subsidiaries (other than the Bank and the Subsidiaries) or any direct or indirect ownership interest in any firm, corporation, bank, joint venture, association, partnership or other entity.

(d) Financial Statements; Regulatory Reports.

(i) Holding has made available or delivered to Seacoast true and complete copies of (A) all monthly reports and financial statements of Holding and its Subsidiaries that were prepared for Holding’s or the Bank’s Board of Directors since December 31, 2013, including the Holding Financial Statements; (B) the annual report of Bank Holding Companies to the Federal Reserve Board for the year ended December 31, 2013, of Holding and its Subsidiaries required to file such reports; (C) all call reports and consolidated and parent company only financial statements, including all amendments thereto, made to the Federal Reserve Board, and the FDIC since December 31, 2013, of Holding’s and its Subsidiaries required to file such reports; and (D) Holding’s Annual Report to Shareholders for the year ended 2013 and all subsequent Quarterly Reports to Shareholders.

(ii) Holding Financial Statements have been (and all financial statements to be delivered to Seacoast as required by this Agreement will be) prepared in accordance with GAAP applied on a consistent basis throughout the periods covered. Holding’s Financial Statements fairly present the financial position, results of operations, changes in shareholders’ equity and cash flows of Holding and its Subsidiaries as of the dates thereof and for the periods covered thereby. All call and other regulatory reports referred to above have been filed on the appropriate form and prepared in all material respects in accordance with such forms’ instructions and the applicable rules and regulations of the regulating federal and/or state agency. As of the date of the latest balance sheet forming part of Holding’s Financial Statements (the “Holding Latest Balance Sheet”), none of Holding or its Subsidiaries has had, nor are any of such entities’ assets subject to, any material liability, commitment, indebtedness or obligation (of any kind whatsoever, whether absolute, accrued, contingent, known or unknown, matured or unmatured) that is not reflected and adequately provided for in accordance with GAAP. No report, including any report filed with the FDIC, the Federal Reserve Board or other banking regulatory agency, and no report, proxy statement, registration statement or offering materials made or given to shareholders of Holding or the Bank since January 1, 2012, as of the respective dates thereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No report, including any report filed with the FDIC, the Federal Reserve Board, or other banking regulatory agency, and no report, proxy statement, registration statement or offering materials made or given to shareholders of Holding or the Bank to be filed or disseminated after the date of this Agreement will contain any untrue statement of a material fact or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. Holding’s Financial Statements are supported by and consistent with the general ledger and detailed trial balances of investment securities, loans and commitments, depositors’ accounts and cash balances on deposit with other institutions, copies of which have been made available to Seacoast. Holding and the Bank have timely filed all reports and other documents required to be filed by them with the FDIC and the Federal Reserve Board. The call reports of the Bank and accompanying schedules as filed with the FDIC, for each calendar quarter beginning with the quarter ended December 31, 2012, through the Closing Date have been, and will be, prepared in accordance with applicable regulatory requirements, including applicable regulatory accounting principles and practices through periods covered by such reports.

(iii) Each of Holding and its Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls, which provide assurance that (A) transactions are executed with management’s authorization; (B) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Holding in accordance with GAAP and to maintain accountability for Holding’s consolidated assets; (C) access to Holding’s assets is permitted only in accordance with management’s authorization; (D) the reporting of Holding’s assets is compared with existing assets at regular intervals and (E) accounts, notes and other receivables and assets are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Such records, systems, controls, data and information of Holding and its Subsidiaries are recorded, stored maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control Holding or its Subsidiaries. The corporate record books of Holdings and its Subsidiaries are complete and accurate in all material respects and reflect all meetings, consents and other actions of the boards of directors and shareholders of Holdings and its Subsidiaries, respectively.

(iv) Except as disclosed in Section 3.3(d)(iv) of the Company’s Disclosure Letter, since January 1, 2012, neither Holding nor any Subsidiary nor any current director, officer, nor to Holding’s Knowledge, any former officer or director or current employee, auditor, accountant or representative of Holding or any Subsidiary has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding a material weakness, significant deficiency or other defect or failure in the accounting or auditing practices, procedures, methodologies or methods of Holding or any Subsidiary or their respective internal accounting controls. No attorney representing Holding or any Subsidiary, whether or not employed by Holding or any Subsidiary, has reported evidence of a material violation (as such term is interpreted under Section 307 of the Sarbanes-Oxley Act and the SEC’s regulations thereunder) by Holding or any Subsidiary or any officers, directors, employees or agents of Holding or any of its Subsidiaries to Holding’s Board of Directors or any committee thereof or to any director or officer of Holding. For purposes of the Agreement, Knowledge of Holding shall mean the actual knowledge of the individuals listed in Section 3.3(d)(iv) of the Company Disclosure Letter, after reasonable inquiry.

(v) Holding’s independent public accountants, which have expressed their opinion with respect to the Holding Financial Statements (including the related notes), are and have been throughout the periods covered by such Financial Statements (A) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) (to the extent applicable during such period), (B) “independent” with respect to Holding within the meaning of Regulation S-X and (C) with respect to Holding, in compliance with subsections (g) through (l) of Section 10A of the 1934 Act and related Securities Laws. Section 3.3(d)(v) of the Company Disclosure Letter lists all nonaudit services performed by Holding’s independent public accountants for Holding and its Subsidiaries since January 1, 2012.

(vi) There is no transaction, arrangement or other relationship between Holding or any of its Subsidiaries and any unconsolidated or other affiliated entity that is not reflected in the Holding Financial Statements. Holding is not aware of (A) any significant deficiency in the design or operation of internal controls which could adversely affect Holding’s ability to record, process, summarize and report financial data or any material weaknesses in internal controls or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Holding’s internal controls. Since December 31, 2013, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls of Holding.

(vii) None of Holding or its Subsidiaries has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Holding Material Adverse Effect, except Liabilities which are accrued or reserved against in the consolidated balance sheet of Holding as of December 31, 2014, included in the Holdings Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto. None of Holding or its Subsidiaries has incurred or paid any Liability since December 31, 2014, except for such Liabilities incurred or paid (A) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Holding Material Adverse Effect or (B) in connection with the transactions contemplated by this Agreement. Except as disclosed in Section 3.3(d)(vii) of the Company Disclosure Letter, none of Holding or its Subsidiaries is directly or indirectly liable, by guarantee or otherwise, to assume any Liability or any Person for any amount in excess of $10,000. Except (x) as reflected in Holdings latest Balance Sheet or liabilities described in any notes thereto (or liabilities for which neither accrual nor footnote disclosure is required pursuant to GAAP) or (y) for liabilities incurred in the ordinary course of business since January 1, 2014 consistent with past practice or in connection with this Agreement or the transactions contemplated hereby, neither Holding nor any of its Subsidiaries has any Liabilities or obligations of any nature. Holding has delivered to SBC true and complete Holding Financial Statements as of December 31, 2014.

(viii) Prior to the Effective Time, Holding shall deliver to Seacoast true and complete copies of (A) all monthly reports and financial statements of Holding and its Subsidiaries that were prepared for Holdings or the Bank since December 31, 2014, including the Holding 2015 Financial Statements; (B) the annual report of Bank Holding Companies to the Federal Reserve Board for the year ended December 31, 2014, of Holding and its Subsidiaries required to file such reports; and (C) Holding’s Annual Report to Shareholders for the year ended 2014 and all subsequent Quarterly Reports to Shareholders, if any.

(e) Absence of Certain Changes or Events.  Since December 31, 2013, (A) Holding and each of its Subsidiaries has conducted its business only in the ordinary course, (B) neither Holding nor any of its Subsidiaries has taken action which, if taken after the date of this Agreement, would constitute a breach of Section 4.1 or 4.2, and (C) there have been no events, changes, or occurrences that have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Holding and its Subsidiaries, taken as a whole.

(f) Tax Matters.

(i) All Taxes of Holding and each of its Subsidiaries that are or were due or payable (whether or not shown on any Tax Return) have been fully and timely paid. Holding and each of its Subsidiaries has timely filed all Tax Returns in all jurisdictions in which Tax Returns are required to have been filed by it or on its behalf, and each such Tax Return is complete and accurate in all material respects. Except as disclosed in Section 3.3(f)(i) of the Company Disclosure Letter, neither Holding nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return. Except as disclosed in Section 3.3(f)(i) of the Company Disclosure Letter, there have been no examinations or audits of any Tax Return by any Taxing Authority. Holding and each of its Subsidiaries has made available to Seacoast true and correct copies of the United States federal, state and local income Tax Returns filed by it for each of the three most recent fiscal years ended on or before December 31, 2012. No claim has ever been made by a Taxing Authority in a jurisdiction where Holding or any of its Subsidiaries does not file a Tax Return that Holding or any of its Subsidiaries may be subject to Taxes by that jurisdiction, and to the Knowledge of Holding and each of its Subsidiaries, no basis for such a claim exists.

(ii) Neither Holding nor any of its Subsidiaries has received any notice of assessment or proposed assessment in connection with any Tax, and there is no threatened or pending dispute, action, suit, proceeding, claim, investigation, audit, examination, or other Litigation regarding any Tax of Holding, any of its Subsidiaries or the assets of Holding or any of its Subsidiaries. No officer or employee responsible for Tax matters of Holding or any of its Subsidiaries expects any Taxing Authority to assess any additional Tax for any period for which a Tax Return has been filed. There are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment of any Tax or deficiency against Holding or any of its Subsidiaries, and neither Holding nor any of its Subsidiaries has waived or extended the applicable statute of limitations for the assessment or collection of any Tax or agreed to a Tax assessment or deficiency.

(iii) Except as disclosed in Section 3.3(f)(iii) of the Company’s Disclosure Letter, neither Holding nor any of its Subsidiaries is a party to a Tax allocation, sharing, indemnification or similar agreement or any agreement pursuant to which it has any obligation to any Person with respect to Taxes, and neither Holding nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal or state or local income Tax Return or any combined, affiliated or unitary group for any Tax purpose (other than the group of which it is currently a member), and neither Holding nor any of its Subsidiaries has any Tax liability under Treasury Regulation Section 1.1502-6 or any similar provision of Law, or as a transferee or successor, by contract or otherwise.

(iv) The proper and accurate amounts of Tax have been withheld by Holding and each of its Subsidiaries and timely paid to the appropriate Taxing Authority for all periods through the Effective Time in compliance with all Tax withholding provisions of all applicable federal, state, local and foreign Laws, rules and regulations, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441, 1442 and 3406 of the Internal Revenue Code or similar provisions under state, local or foreign Law.

(v) Neither Holding nor any of its Subsidiaries has been a party to any distribution occurring during the five-year period ending on the date hereof in which the parties to such distribution treated the distribution as one to which Section 355 of the Internal Revenue Code applied. No Liens for Taxes exist with respect to any assets of Holding or any of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable.

(vi) Neither Holding nor any of its Subsidiaries is a controlled foreign corporation within the meaning of the Internal Revenue Code. Holding and each of its Subsidiaries has complied with all of the income inclusion and Tax reporting provisions of the U.S. anti-deferral Tax regimes, including the controlled foreign corporation, passive foreign investment company and foreign personal holding company regimes.

(vii) Neither Holding nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that could be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code or any comparable provision of state or local Tax Law.

(viii) Neither Holding nor any of its Subsidiaries is or has ever been a United States real property holding corporation within the meaning of Internal Revenue Code Section 897(c) or any comparable provision of state Tax Law. Neither Holding nor any of its Subsidiaries has been or will be required to include any item in income or exclude any item of deduction from taxable income for any Tax period (or portion thereof) ending after the Closing Date: (A) pursuant to Section 481 of the Internal Revenue Code or any comparable provision under state, local or foreign Tax Laws; (B) as a result of any “closing agreement” as described in Section 7121 of the Internal Revenue Code or any comparable provision under state, local, or foreign Tax Laws, executed on or prior to the Closing Date; (C) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Internal Revenue Code or any comparable provision under state, local, or foreign Tax Laws; (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) prepaid amount received on or prior to the Closing Date.

(ix) The current net operating losses of Holding and each of its Subsidiaries are described in Section 3.3(f)(ix) of the Company Disclosure Letter and none of such net operating losses are capital losses or, except as disclosed in Section 3.3(f)(ix) of the Company Disclosure Letter, subject to any limitation on their use under the provisions of Sections 382 or 269 of the Internal Revenue Code or any other provisions of the Internal Revenue Code or the Treasury Regulations or any comparable provision of state or local Tax Law dealing with the utilization of net operating losses, other than any such limitations as may arise as a result of the consummation of the transactions contemplated by this Agreement.

(x) Holding and each of its Subsidiaries has disclosed on its Tax Returns any position taken for which substantial authority (within the meaning of Internal Revenue Code Section 6662(d)(2)(B)(i) or comparable provision of state or local Tax Law) did not exist at the time the return was filed. Neither Holding nor any of its Subsidiaries has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1) or any comparable provision of state or local Tax Law, or a transaction substantially similar to a reportable transaction. Neither Holding nor any of its Subsidiaries is a party to any joint venture, partnership, or other arrangement or contract which could be treated as a partnership for federal income Tax purposes.

(xi) The unpaid Taxes of Holding and each of its Subsidiaries (A) did not, as of the date of the Holding Latest Balance Sheet, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Holding Latest Balance Sheet (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Holding and each of its Subsidiaries in filing their Tax Returns. Since the date of the Holding Latest Balance Sheet, neither Holding nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past practice.

(g) Environmental Matters.

(i) Holding and the Bank have delivered, or caused to be delivered to Seacoast, or provided Seacoast access to, true and complete copies of, all environmental site assessments, test results, analytical data, boring logs, and other environmental reports and studies held by Holding and each of its Subsidiaries relating to their respective Properties and Facilities.

(ii) Holding and each of its Subsidiaries and their respective Facilities and Properties are, and have been, in compliance with all Environmental Laws, except for violations that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, and there are no past or present events, conditions, circumstances, activities or plans related to the Properties or Facilities that did or would violate or prevent compliance or continued compliance with any of the Environmental Laws.

(iii) There is no Litigation pending or threatened before any Governmental Authority or other forum in which Holding or its Subsidiaries or any of their respective Properties or Facilities

(including but not limited to Properties and Facilities that secure or secured loans made by Holding or its Subsidiaries and Properties and Facilities now or formerly held, directly or indirectly, in a fiduciary capacity by Holding or its Subsidiaries) has been or, with respect to threatened Litigation, may be named as a defendant (A) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (B) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) any such Properties or Facilities.

(iv) During or prior to the period of (A) Holding or any of its Subsidiaries’ ownership or operation (including but not limited to ownership or operation, directly or indirectly, in a fiduciary capacity) of, or (B) Holding or any of its Subsidiaries’ participation in the management (including but not limited to such participation, directly or indirectly, in a fiduciary capacity) of, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such Properties or Facilities.

(h) Compliance with Permits, Laws and Orders.

(i) Holding and each of its Subsidiaries has in effect all Permits and has made all filings, applications, and registrations with Governmental Authorities that are required for it to own, lease, or operate its material assets and to carry on its business as now conducted and there has occurred no Default under any Permit applicable to their respective businesses or employees conducting their respective businesses.

(ii) Neither Holding nor any of its Subsidiaries is in Default under any Laws or Orders applicable to its business or employees conducting its business. As of the date of this Agreement, none of Holdings or its Subsidiaries knows of any reason why all Regulatory Approvals required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

(iii) Neither Holding nor any of its Subsidiaries has received any notification or communication from any Governmental Authority, (A) asserting that Holding or any of its Subsidiaries is in Default under any of the Permits, Laws or Orders which such Governmental Authority enforces, (B) threatening to revoke any Permits, or (C) requiring or advising that it may require Holding or any of its Subsidiaries (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any resolution of its Board of Directors or similar undertaking that restricts materially the conduct of its business or in any material manner relates to its management.

(iv) Holding and each of its Subsidiaries are and, at all times since January 1, 2012, have been, in compliance with all Laws applicable to their businesses, operations, properties or assets, including Sections 23A and 23B of the Federal Reserve Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices.

(v) Except as described in Section 3.3(h)(v) of the Company Disclosure Letter there (A) is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of Holding or any of its Subsidiaries, (B) have been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Authority with respect to its or any of its Subsidiaries’ business, operations, policies or procedures since December 31, 2011, and (C) is not any pending or, to the Knowledge of Holding, threatened, nor has any Governmental Authority indicated an intention to conduct any, investigation or review of Holding or any of its Subsidiaries.

(vi) Neither Holding, the Bank (nor to the Company’s Knowledge any of their respective directors, executives, representatives, agents or employees) (A) has used or is using any corporate funds for any illegal contribution, gift, entertainment or other unlawful expense relating to political activity, (B) has used or is using any corporate funds for any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (C) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (D) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment.

(vii) Except as required by the Bank Secrecy Act, to Company’s Knowledge, no employee of Holding or any Subsidiary has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law by Holding or any of its Subsidiaries or any employee thereof acting in its capacity as such. Neither Holding nor any Subsidiary nor any officer, employee, contractor, subcontractor or agent of Holding or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against any employee of Holding or any Subsidiary in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. Section 1514A(a).

(viii) Since January 1, 2012, Holding and each of its Subsidiaries have filed all reports and statements, together with any amendments required to be made with respect thereto, that Holding and each of its Subsidiaries was required to file with any Governmental Authority and all other reports and statements required to be filed by Holding and each of its Subsidiaries since January 1, 2012, including any report or statement required to be filed pursuant to the Laws of the United States, any state or political subdivision, any foreign jurisdiction, or any other Governmental Authority have been so filed, and Holding and each of its Subsidiaries have paid all fees and assessments due and payable in connection therewith.

(ix) The Bank is authorized to act as a corporate fiduciary.

(i) Labor Relations.  Neither Holding nor any of its Subsidiaries is the subject of any Litigation asserting that Holding or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel Holding or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is Holding or any of its Subsidiaries a party to or bound by any collective bargaining agreement, Contract, or other agreement or understanding with a labor union or labor organization, nor is there any strike or other labor dispute involving it pending or, to the Knowledge of Holding, threatened, nor, to the Knowledge of Holding, is there any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

(j) Employee Benefit Plans.

(i) Section 3.3(j)(i) of the Company Disclosure Letter sets forth each Benefit Plan whether or not such Benefit Plan is or is intended to be (A) arrived at through collective bargaining or otherwise, (B) funded or unfunded, (C) covered or qualified under the Internal Revenue Code, ERISA, or other applicable law, (D) set forth in an employment agreement, consulting agreement, individual award agreement, or (E) written or oral.

(ii) The Company has delivered to Seacoast prior to the date of this Agreement correct and complete copies of the following documents: (A) all Benefit Plan documents (and all amendments thereto), (B) all trust agreements or other funding arrangements for its Benefit Plans (including insurance or group annuity Contracts), and all amendments thereto, (C) with respect to any Benefit Plans or amendments, the most recent determination letters, as well as a correct and complete copy of each pending application for a determination letter (if any), and all rulings, opinion letters, information letters, or advisory opinions issued by the Internal Revenue Service, the United States Department of Labor, or the Pension Benefit Guaranty Corporation after December 31, 1994, (D) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports, and summary annual reports prepared for any Benefit Plans with respect to the most recent plan year, including but not limited to the annual report on Form 5500 (if such report was required), (E) the most recent summary plan description for each Benefit Plan for which a summary plan description is required by Law, including any summary of material modifications thereto, and

(F) in the case of Benefit Plans that are individual award agreements under the Holding Stock Plan, a representative form of award agreement together with a list of persons covered by such representative form and the number of shares of Holding Common Stock covered thereby.

(iii) All of the Benefit Plans have been administered in compliance with their terms and with the applicable provisions of ERISA; the Code; the Patient Protection and Affordable Care Act, in combination with the Health Care and Reconciliation Act of 2010 (together, the “Affordable Care Act”); and any other applicable Laws. All Benefit Plans that are employee pension benefit plans, as defined in Section 3(2) of ERISA, that are intended to be tax qualified under Section 401(a) of the Code, have received a current, favorable determination letter from the Internal Revenue Service or have filed a timely application therefor, and there are no circumstances that will or could reasonably result in revocation of any such favorable determination letter or negative consequences to an application therefor. Each trust created under any of its ERISA Plans has been determined to be exempt from Tax under Section 501(a) of the Internal Revenue Code and the Company is not aware of any circumstance that will or could reasonably result in revocation of such exemption. With respect to each of its Benefit Plans, to the Company’s Knowledge, no event has occurred that will or could reasonably give rise to a loss of any intended Tax consequences under the Internal Revenue Code or to any Tax under Section 511 of the Internal Revenue Code. There are no pending or, to the Company’s Knowledge, threatened Litigation, governmental audits or investigations or other proceedings, or participant claims (other than claims for benefits in the normal course of business) with respect to any Benefit Plan.

(iv) The Company has not engaged in a transaction with respect to any of its Benefit Plans that would subject the Company to a Tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA. Neither the Company nor any administrator or fiduciary of any of its or its Subsidiaries’ Benefit Plans (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner with respect to any of its Benefit Plans that could subject it to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA. No oral or written representation or communication with respect to any aspect of its Benefit Plans of the Company or its Subsidiaries has been made to employees of the Company or any of its Subsidiaries that is not in conformity with the written or otherwise preexisting terms and provisions of such plans.

(v) The Company, any Subsidiaries, or any ERISA Affiliates thereof do not and have never sponsored, maintained, contributed to, or been obligated under ERISA or otherwise to contribute to (A) a “defined benefit plan” (as defined in ERISA Section 3(35) or Internal Revenue Code Section 414(j); (B) a “multi-employer plan” (as defined in ERISA Sections 3(37) and 4001(a)(3); (C) a “multiple employer plan” (meaning a plan sponsored by more than one employer within the meaning of ERISA Sections 4063 or 4064 or Internal Revenue Code Section 413(c); or (D) a “multiple employer welfare arrangement” as defined in ERISA Section 3(40). The Company and its ERISA Affiliates have not incurred and there are no circumstances under which either could reasonably incur any Liability under Title IV of ERISA or Internal Revenue Code Section 412.

(vi) Neither the Company nor any of its Subsidiaries nor ERISA Affiliates has any incurred current or projected obligations or Liability for post-employment or post-retirement health, medical, or life insurance benefits under any of its Benefit Plans, other than with respect to benefit coverage mandated by Internal Revenue Code Section 4980B or other applicable Law.

(vii) No Benefit Plan exists and there are no other Contracts, plans, or arrangements (written or otherwise) covering any Company employee that, individually or collectively, as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement (whether alone or in connection with any other event(s)), would reasonably be expected to, (A) result in any material severance pay upon any termination of employment, (B) accelerate the time of payment or vesting or result in any material payment or material funding (through a grantor trust or otherwise) of compensation or benefits under, materially increase the amount payable, require the security of material benefits under or result in any other material obligation pursuant to, any such Company Plans, contracts, plans, or arrangements, or (C) result in the payment of any amount that would, individually or in combination with any other such payment, result in the loss of a deduction under Internal Revenue Code Section 280G or be subject to an excise tax under Section 4999 of the Internal Revenue Code.

(viii) Each Benefit Plan that is a “non-qualified deferred compensation plan” (as defined for purposes of Internal Revenue Code Section 409A) is in documentary compliance with, and has been operated and administered in compliance with, Internal Revenue Code Section 409A and the applicable guidance issued thereunder, and no Benefit Plan provides any compensation or benefits which could subject, or have subjected, a covered service provider to gross income inclusion or tax pursuant to Internal Revenue Code Section 409A. Neither the Company nor any of its Subsidiaries has any indemnification obligation pursuant to any Contract to which the Company or any of its Subsidiaries is a party for any Taxes imposed under Section 4999 or 409A of the Internal Revenue Code.

(k) Material Contracts.

(i) Except as listed in Section 3.3(k) of the Company Disclosure Letter, as of the date of this Agreement, neither Holding nor any of its Subsidiaries, nor any of their respective assets, businesses, or operations is a party to, or is bound or affected by, or receives benefits under, (A) any employment, severance, termination, consulting, or retirement Contract, (B) any Contract relating to the borrowing of money by Holding or any of its Subsidiaries or the guarantee by Holding or any of its Subsidiaries of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of the Bank or Contracts pertaining to trade payables incurred in the ordinary course of business), (C) any Contract containing covenants that limit the ability of Holding or any of its Affiliates to engage in any line of business or to compete in any line of business or with any Person, or that involve any restriction of the geographic area in which, or method by which, Holding or any of its Subsidiaries or Affiliates may carry on its business (other than as may be required by Law or any Governmental Authority), (D) any Contract or series of related Contracts for the purchase of materials, supplies, goods, services, equipment or other assets that (x) provides for or is reasonably likely to require annual payments by Holding or any of its Subsidiaries of $25,000 or more or (y) have a term exceeding 12 months in duration (except those entered into in the ordinary course of business with respect to loans, lines of credit, letters of credit, depositor agreements, certificates of deposit and similar routine banking activities and equipment maintenance agreements that are not material), (E) any Contract between or among Holding or any of its Subsidiaries, (F) any Contract involving Intellectual Property (excluding generally commercially available “off the shelf” software programs licensed pursuant to “shrink wrap” or “click and accept” licenses), (G) any Contract relating to the provision of data processing, network communications or other technical services to or by Holding or any of its Subsidiaries, or (H) any other Contract or amendment thereto that would be required to be filed as an exhibit to any SEC Report (as described in Items 601(b)(4) and 601(b)(10)). With respect to each of its Contracts that is disclosed in its Disclosure Letter: (v) the Contract is in full force and effect; (w) neither Holding nor any of its Subsidiaries is in Default thereunder; (x) neither Holding nor any of its Subsidiaries has repudiated or waived any material provision of any such Contract; and (y) no other party to any such Contract is, to the Knowledge of Holding, in Default in any material respect or has repudiated or waived any material provision of any such Contract. No Consent is required by any such Contract for the execution, delivery or performance of this Agreement, the consummation of the Merger or the other transactions contemplated hereby. All indebtedness for money borrowed of Holding and its Subsidiaries is prepayable without penalty or premium.

(ii) All interest rate swaps, caps, floors, collars, option agreements, futures, and forward contracts, and other similar risk management arrangements, contracts or agreements, whether entered into for its own account or for the account of one or more of its Subsidiaries or their respective customers, were entered into (A) in the ordinary course of business consistent with past practice and in accordance with prudent business practices and all applicable Laws and (B) with counterparties believed to be financially responsible, and each of them is enforceable in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought), and is in full force and effect. Neither Holding nor any of its Subsidiaries, nor to the Knowledge of Holding, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement. The Holding Financial Statements disclose the value of such agreements and arrangements on a market-to-market basis in accordance with GAAP and, since January 1, 2012, there has not been a change in such value that, individually or in the aggregate, has resulted in a Material Adverse Effect on the Company.

(l) Legal Proceedings.  There is no Litigation pending or, to the Knowledge of Holding, threatened against Holding or any of its Subsidiaries or its or any of its Subsidiaries’ assets, interests, or rights, nor are there any Orders of any Governmental Authority or arbitrators outstanding against Holding or any of its Subsidiaries, nor do any facts or circumstances exist that would be likely to form the basis for any material claim against Holding or its Subsidiaries that, if adversely determined, individually or in the aggregate, would have a Material Adverse Effect on Holding or its Subsidiaries. There is no Litigation, pending or, to the Knowledge of Holding, threatened, against any officer, director, advisory director or employee of Holding or its Subsidiaries, in each case by reason of any person being or having been an officer, director, advisory director or employee of Holding or its Subsidiaries.

(m) Intellectual Property.

(i) Except as specifically set forth on Section 3.3(m)(i) of the Company Disclosure Letter, Holding and each of its Subsidiaries own, or are licensed or otherwise possess legally enforceable and unencumbered rights to use, all Intellectual Property (including the Technology Systems) that is used by Holding or its Subsidiaries in its or its Subsidiaries’ business. Neither Holding nor any of its Subsidiaries has (A) licensed to any Person in source code form any Intellectual Property owned by Holding or any of its Subsidiaries or (B) entered into any exclusive agreements relating to Intellectual Property owned by Holding or its Subsidiaries.

(ii) Section 3.3(m)(ii) of the Company Disclosure Letter lists all patents and patent applications, all registered and unregistered trademarks and applications therefor, trade names and service marks, registered copyrights and applications therefor, domain names, web sites, and mask works owned by or exclusively licensed to Holding or its Subsidiaries included in its Intellectual Property, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed. No royalties or other continuing payment obligations are due in respect of any third-party patents, trademarks or copyrights, including software.

(iii) All patents, registered trademarks, service marks and copyrights held by Holding and its Subsidiaries are valid and subsisting. Since January 1, 2012, neither Holding nor any of its Subsidiaries (A) has, to the Knowledge of Holding, been sued in any Litigation which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party or (B) has brought any Litigation for infringement of its Intellectual Property or breach of any license or other Contract involving its Intellectual Property against any third party.

(n) Loan and Investment Portfolios.  All loans, discounts and financing leases in which Holding or any of its Subsidiaries is the lender reflected on the Holding Latest Balance Sheet were as of the date hereof, and with respect to the consolidated balance sheets delivered as of the dates subsequent to the execution of this Agreement will be as of the dates thereof, (i) at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business of Holding and its Subsidiaries and are the legal, valid and binding obligations of the obligors thereof, (ii) evidenced by genuine notes, agreements or other evidences of indebtedness and (iii) to the extent secured, have been secured, to the Knowledge of Holding, by valid Liens that have been perfected.

Accurate lists of all loans, discounts and financing leases as of December 31, 2014 and on a monthly basis thereafter, and of the investment portfolios of Holding and each of its Subsidiaries as of such date, have been and will be delivered to Seacoast concurrently with the Company Disclosure Letter. Except as specifically set forth on Section 3.3(n) of the Company Disclosure Letter, neither Holding nor any of its Subsidiaries is a party to any written or oral loan agreement, note or borrowing arrangement, including any loan guaranty, that was, as of the most recent month-end prior to the date of this Agreement (i) delinquent by more than 30 days in the payment of principal or interest, (ii) known by Holding or any of its Subsidiaries to be otherwise in material default for more than 30 days, (iii) classified as “substandard,” “doubtful,” “loss,” “other assets especially mentioned” or any comparable classification by Holding or any of its Subsidiaries or any Regulatory Authority having jurisdiction over Holding or any of its Subsidiaries, (iv) an obligation of any director, executive officer or 10% shareholder of Holding or any of its Subsidiaries who is subject to Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), or any Person controlling, controlled by or under common control with any of the foregoing, or (v) in violation of any Law.

(o) Adequacy of Allowances for Losses.  Each of the allowances for losses on loans, financing leases and other real estate included on the Holding Latest Balance Sheet (along with any subsequent balance sheet required to be delivered hereunder) is, and with respect to the consolidated balance sheets delivered as of the dates subsequent to the execution of this Agreement will be as of the dates thereof, adequate in accordance with applicable regulatory guidelines and GAAP in all material respects, and, to the Knowledge of Holding, there are no facts or circumstances that are likely to require in accordance with applicable regulatory guidelines or GAAP a future material increase in any such provisions for losses or a material decrease in any of the allowances therefor. Each of the allowances for losses on loans, financing leases and other real estate reflected on the books of Holding and its Subsidiaries at all times from and after the date of the Holding Latest Balance Sheet is, and will be, adequate in accordance with applicable regulatory guidelines and GAAP in all material respects, and, to the Knowledge of Holding, there are no facts or circumstances that are likely to require, in accordance with applicable regulatory guidelines or GAAP, a future material increase in any of such provisions for losses or a material decrease in any of the allowances therefor.

(p) Loans to Executive Officers and Directors.  Holding has not extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, except as permitted by Section 13(k) of the 1934 Act, as applicable, and as permitted by Federal Reserve Regulation O and that have been made in accordance with the provisions of Regulation O. Section 3.3(p) of the Company Disclosure Letter identifies any loan or extension of credit maintained by Holding to which the second sentence of Section 13(k)(1) of the 1934 Act applies.

(q) Community Reinvestment Act.  The Bank has complied in all material respects with the provisions of the Community Reinvestment Act of 1977 (“CRA”) and the rules and regulations thereunder, has a CRA rating of not less than “satisfactory” in its most recently completed exam, has received no material criticism from regulators with respect to discriminatory lending practices, and to the Knowledge of Holding, there are no conditions, facts or circumstances that could result in a CRA rating of less than “satisfactory” or material criticism from regulators or consumers with respect to discriminatory lending practices.

(r) Privacy of Customer Information.

(i) Holding and its Subsidiaries, as applicable, are the sole owners of all individually identifiable personal information (“IIPI”) relating to customers, former customers and prospective customers that will be transferred to SNB or a subsidiary of SNB pursuant to this Agreement and the Bank Merger Agreement and the other transactions contemplated hereby. For purposes of this Section 3.3(r), “IIPI” means any information relating to an identified or identifiable natural person.

(ii) Holding and its Subsidiaries’ collection and use of such IIPI, the transfer of such IIPI to Seacoast or any of its Subsidiaries, and the use of such IIPI by Seacoast or any of its Subsidiaries complies with all applicable privacy policies, the Fair Credit Reporting Act, the

Gramm-Leach-Bliley Act and all other applicable state, federal and foreign privacy Laws, and any contract or industry standard relating to privacy.

(s) Technology Systems.

(i) Except to the extent disclosed on Section 3.3(s)(i) of the Company Disclosure Letter, no action will be necessary as a result of the transactions contemplated by this Agreement to enable use of the Technology Systems to continue by the Surviving Corporation and its Subsidiaries to the same extent and in the same manner that it has been used by Holding and its Subsidiaries prior to the Effective Time.

(ii) The Technology Systems (for a period of 18 months prior to the Effective Time) have not suffered unplanned disruption causing a Material Adverse Effect on the Company. Except for ongoing payments due under Contracts with third parties, the Technology Systems are free from any Liens. Access to business-critical parts of the Technology Systems is not shared with any third party.

(iii) Section 3.3(s)(iii) of the Company Disclosure Letter sets forth details of Holding’s disaster recovery and business continuity arrangements.

(iv) Neither Holding nor any of its Subsidiaries has received notice of or is aware of any material circumstances, including the execution of this Agreement, that would enable any third party to terminate any of its or any of its Subsidiaries’ agreements or arrangements relating to the Technology Systems (including maintenance and support).

(t) Insurance Policies.  Holding and each of its Subsidiaries maintains in full force and effect insurance policies and bonds in such amounts and against such liabilities and hazards of the types and amounts as (i) it reasonably believes to be adequate for its business and operations and the value of its properties and (ii) are comparable to those maintained by other banking organizations of similar size and complexity. An accurate list of all such insurance policies is attached as Section 3.3(t) of the Company Disclosure Letter. Neither Holding nor any of its Subsidiaries is now liable for, nor has any such member received notice of, any material retroactive premium adjustment. All policies are valid and enforceable and in full force and effect, and none of Holding or any of its Subsidiaries have received any notice of a material premium increase or cancellation with respect to any of its insurance policies or bonds. Within the last three years, none of Holding or any of its Subsidiaries have been refused any basic insurance coverage sought or applied for (other than certain exclusions for coverage of certain events or circumstances as stated in such policies), and neither Holding nor the Bank has any reason to believe that its existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions standard in the market at the time renewal is sought as favorable as those presently in effect.

(u) Corporate Documents.  Holding has delivered to SBC, with respect to Holding and each its Subsidiaries, true and correct copies of its Organizational Documents, and the charters of each of the committees of its board of directors, all as amended and currently in effect. All of the foregoing, and all of the corporate minutes and stock transfer records of Holding and each of its Subsidiaries that will be made available to SBC after the date hereof, are current, complete and correct in all material respects.

(v) State Takeover Laws.  Holding has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “anti-greenmail,” “business combination” or other anti-takeover Laws of any jurisdiction (collectively, “Takeover Laws”). Holding has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any provisions of its Organizational Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

(w) Certain Actions.  Neither Holding nor any of its Subsidiaries or Affiliates has taken or agreed to take any action, and to the Knowledge of Holding, there are no facts or circumstances that are reasonably likely to (i) prevent the Merger and the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any required Regulatory Consents. To the Knowledge of Holding, there exists no fact, circumstance, or reason that would cause any required Consent not to be received in a timely manner.

(x) Real and Personal Property.  Holding and its Subsidiaries have good, valid and marketable title to all material real property owned by them free and clear of all Liens, except Permitted Liens and other standard exceptions commonly found in title policies in the jurisdiction where such real property is located, and such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations. Holding and its Subsidiaries have good, valid and marketable title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all material tangible personal property owned by them, free and clear of all Liens (other than Permitted Liens). Each of Holding and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are valid and binding in accordance with their respective terms and in full force and effect, and there is not under any such lease any material existing default by Holding or such Subsidiary or, to the knowledge of Company, any other party thereto, or any event which with notice or lapse of time or both would constitute such a default, except for any such noncompliance, default or failure to be in full force and effect that, individually or in the aggregate, has not had a Holding Material Adverse Effect.

(y) Brokers and Finders.  Except for Hovde Group LLC and Austin Associates, LLC, neither Holding nor any of its Subsidiaries, nor any of their respective directors, officers, employees or Representatives, has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby.

(z) Fairness Opinion.  Prior to the execution of this Agreement, Holding has received an executed opinion of Austin Associates, LLC to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the shareholders of Holding and a signed copy of such opinion has been delivered to SBC. Such opinion has not been amended or rescinded as of the date of this Agreement.

(aa) Transactions with Affiliates.  There are no agreements, contracts, plans, arrangements or other transactions between Holding or any of its Subsidiaries, on the one hand, and any (1) officer or director of Holding or any of its Subsidiaries, (2) record or beneficial owner of five percent (5%) or more of the voting securities of Holding, (3) affiliate or family member of any such officer, director or record or beneficial owner or (4) any other affiliate of Holding, on the other hand, except those of a type available to non-affiliates of Holding generally.

(bb) Representations Not Misleading.  No representation or warranty by Holding in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

3.4 Representations and Warranties of Seacoast.  Subject to and giving effect to Section 3.2, SBC and SNB, jointly and severally, hereby represent and warrant to the Company as follows:

(a) Organization, Standing, and Power.  Each of SBC and SNB is duly organized, validly existing, and (as to SBC) in good standing under the Laws of the jurisdiction in which it is incorporated. SBC is a bank holding company within the meaning of the BHC Act. SNB is a national banking association domiciled in the State of Florida. SNB is an “insured institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and its deposits are insured by the Bank Insurance Fund.

(b) Authority; No Breach of Agreement.

(i) SBC and SNB each have the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action (including valid authorization and adoption of this Agreement by its duly constituted Board of Directors and in the case of SNB, its sole shareholder). Assuming due authorization, execution and delivery of this Agreement by Holding and the Bank, this Agreement represents a legal, valid and binding obligation of each of SBC and SNB, enforceable against each of SBC and SNB, in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(ii) SBC’s Board of Directors has duly approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby, including the Bank Merger Agreement and the Bank Merger. SNB’s Board of Directors has, by the affirmative vote of all directors voting, which constitute at least a majority of the entire Board of Directors of SNB, duly approved and declared advisable the Bank Merger Agreement, the Bank Merger and the other transactions contemplated hereby and thereby.

(iii) Neither the execution and delivery of this Agreement by SBC or SNB, nor the consummation by either of them of the transactions contemplated hereby, nor compliance by them with any of the provisions hereof, will (A) violate, conflict with or result in a breach of any provision of their respective Organizational Documents, or (B) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any material asset under, any Contract or Permit, or (C) subject to receipt of the Required Consents and the expiration of any waiting period required by Law, violate any Law or Order applicable to SBC or SNB or any of their respective material assets.

(c) Capital Stock.  SBC’s authorized capital stock consists of 60 million shares of SBC Common Stock, of which, as of the date of this Agreement, 33,142,002 shares are issued and 33,136,592 are outstanding with 6,610 of those shares held in its treasury. As of the date hereof, there were 191,000 restricted shares of SBC Common Stock validly issued and outstanding and the restricted shares were each issued in accordance with SBC Stock Plans and such restricted shares represent all of the Rights issued under the SBC Stock Plans. Except as set forth in Section 3.4(c) or Section 3.4(c) of the SBC Disclosure Letter or as set forth in its SEC Reports, there are no shares of SBC Common Stock or other equity securities of SBC outstanding and no outstanding Rights relating to SBC Common Stock, and no Person has any Contract or an right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription or issuance of any securities of SBC. All of the outstanding shares of SBC Common Stock are duly and validly issued and outstanding and are fully paid and, except as expressly provided otherwise under applicable Law, non-assessable under the FBCA. None of the outstanding shares of SBC Common Stock have been issued in violation of any preemptive rights of the current or past shareholders of SBC. All of the outstanding shares of SBC Common Stock and all Rights to acquire shares of SBC Common Stock have been issued in compliance in all material respects with all applicable federal and state Securities Laws. All issued and outstanding shares of capital stock of its Subsidiaries have been duly authorized and are validly issued, fully paid and (except as provided in 12 U.S.C. Section 55) nonassessable. The outstanding capital stock of each of its Subsidiaries has been issued in compliance with all legal requirements and is not subject to any preemptive or similar rights. Seacoast owns all of the issued and outstanding shares of capital stock of SNB free and clear of all liens, charges, security interests, mortgages, pledges and other encumbrances.

(d) Financial Statements.

(i) The financial statements of SBC and its Subsidiaries included (or incorporated by reference) in the SBC SEC Reports (including the related notes, where applicable) (A) have been prepared from, and are in accordance with, the books and records of SBC and its Subsidiaries; (B) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of SBC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring audit adjustments normal in nature and amount); (C) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (D) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. As of the date hereof, the books and records of SBC and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(ii) There is no material transaction, arrangement or other relationship between SBC or any of its Subsidiaries and any unconsolidated or other affiliated entity that, as of the date hereof, is not reflected in the SBC SEC Reports that would be required to be reflected in such SEC Reports.

(iii) The records, systems, controls, data and information of SBC and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership or direct control of SBC or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on SBC’s (or any SBC Subsidiary’s) system of internal accounting controls.

(iv) Since January 1, 2012 (A) neither SBC nor, to the Knowledge of SBC, any director, officer, employee, auditor, accountant or representative of SBC or SNB has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding a material weakness, significant deficiency or other defect or failure in the accounting or auditing practices, procedures, methodologies or methods of SBC or any of its Subsidiaries or their respect internal accounting controls, and (B) no attorney representing SBC or any of its Subsidiaries, whether or not employed by SBC or any of its Subsidiaries, has reported evidence of a material violation (as such term is interpreted under Section 307 of the Sarbanes-Oxley Act and the SEC’s regulations thereunder) by SBC or any of its Subsidiaries or any officers, directors, employees or agents of SBC or any of its Subsidiaries to the Board of Directors or any committee thereof or to any director or officer of SBC. For purposes of this Agreement, “Knowledge of SBC” shall mean the actual knowledge of the individuals listed in Section 3.4(d)(iv) of the SBC Disclosure Letter, after reasonable inquiry.

(e) Legal Proceedings.  There is no Litigation that would be required to be disclosed in a Form 10-K or Form 10-Q pursuant to Item 103 of Regulation S-K of SEC Rules and Regulations that are not so disclosed, pending or, to the Knowledge of SBC, threatened against Seacoast, or against any asset, interest, or right of any of them, nor are there any Orders of any Governmental Authority or arbitrators outstanding against Seacoast.

(f) Compliance with Laws.

(i) SBC and each of its subsidiaries are, and at all times since January 1, 2012, have been, in compliance in all material respects with all laws applicable to their businesses, operations, properties, assets and employees. SBC and each of its Subsidiaries have in effect, and at all relevant times since January 1, 2012, held all material Permits necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted and, to SBC’s Knowledge, no suspension or cancellation of any such Permits is threatened and there has occurred no violation of, default under (with or without notice or lapse of time or both) or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit. The deposit accounts of SNB are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. No action for the revocation or termination of such deposit insurance is pending or, to the Knowledge of SBC, threatened.

(ii) Since January 1, 2012, neither SBC nor any of its Subsidiaries has received any written notification or communication from any Governmental Authority (A) requiring SBC or any of its Subsidiaries to enter into or consent to the issuance of a cease and desist order, formal or written agreement, directive, commitment, memorandum of understanding, board resolution, extraordinary supervisory letter or other formal or informal enforcement action of any kind that imposes any restrictions on its conduct of business or that relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations (any of the foregoing, a “SBC Regulatory Agreement”), or (B) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, FDIC insurance coverage, and, to the Knowledge of SBC, neither SBC nor any of its Subsidiaries has been advised by any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such judgment, order, injunction, rule, agreement, memorandum of understanding, commitment letter, supervisory letter, decree or similar submission. Neither SBC nor any of its Subsidiaries is currently a party to or subject to any SBC Regulatory Agreement.

(iii) Neither SBC nor any of its Subsidiaries (nor, to the Knowledge of SBC, any of their respective directors, executives, representatives, agents or employees) (A) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (C) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (D) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (E) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

(g) SEC Filings.  Since January 1, 2013, SBC has and each of its Subsidiaries have timely filed all reports, statements and certifications, together with any amendments required to be made with respect thereto, that SBC and each of its Subsidiaries was required to file with any Governmental Authority, and have paid all fees and assessments due and payable in connection therewith. There is no unresolved violation or exception of which SBC has been given notice by any Governmental Authority with respect to any such report, statement or certification. No report, including any report filed with the SEC, the FDIC, the OCC, the Federal Reserve Board or other banking regulatory agency since January 1, 2013, as of the respective dates thereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, all of the foregoing reports complied as to form in all material respects with the published rules and regulations of the Governmental Authority with jurisdiction thereof and with respect thereto. There are no outstanding comments from or unresolved issues raised by the Governmental Authorities with respect to any of the foregoing reports filed by SBC or its Subsidiaries.

(h) Community Reinvestment Act.  SNB has complied in all material respects with the provisions of the CRA and the rules and regulations thereunder, has a CRA rating of not less than “satisfactory” in its most recently completed exam, has received no material criticism from regulators with respect to discriminatory lending practices, and to the Knowledge of SBC, there are no conditions, facts of circumstances that could result in a CRA rating of less than “satisfactory” or material criticism from regulators or consumers with respect to discriminatory lending practices.

(i) Legality of Seacoast Securities.  All shares of SBC Common Stock to be issued pursuant to the Merger have been duly authorized and, when issued pursuant to this Agreement, will be validly and legally issued, fully paid and nonassessable, and will be, at the time of their delivery, free and clear of all Liens and any preemptive or similar rights.

(j) Certain Actions.  Neither SBC nor any of its Subsidiaries or Affiliates has taken or agreed to take any action and it has no Knowledge of any fact or circumstance, that is reasonably likely to (i) prevent the Merger and the Bank Merger from qualifying as a reorganization within the meaning of

Section 368(e) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any required Regulatory Consents. To SBC’s Knowledge there exists no fact, circumstance, or reason that would cause any required Regulatory Consent not to be received in a timely manner.

(k) Brokers and Finders.  Except for Sandler O’Neill + Partners, L.P., neither SBC nor any of its Subsidiaries, nor any of their respective directors, officers, employees or Representatives, has employed any broker or finder or incurred and Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby.

(l) Representations Not Misleading.  No representation or warranty by Seacoast in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

ARTICLE 4
COVENANTS AND ADDITIONAL AGREEMENTS OF THE PARTIES

4.1 Conduct of Business Prior to Effective Time.  During the period from the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article 6 or the Effective Time, except as expressly contemplated or permitted by this Agreement, each Party shall (a) conduct its business in the ordinary course consistent with past practice, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, (c) maintain its books, accounts and records in the usual manner on a basis consistent with that heretofore employed and (d) take no action that would adversely affect or delay the satisfaction of the conditions set forth in Section 5.1(a) or 5.1(b) or the ability of either Party to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

4.2 Forbearances.  During the period from the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article 6 or the Effective Time, except as expressly contemplated or permitted by this Agreement or as otherwise indicated in this Section 4.2, the Company shall not, without the prior written consent of the chief executive officer or chief financial officer of SBC (which consent shall not be unreasonably withheld or delayed):

(a) amend its Organizational Documents or any resolution or agreement concerning indemnification of its directors or officers;

(b) (i) adjust, split, combine, subdivide or reclassify any capital stock, (ii) make, declare, set aside or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, (iii) grant any Rights, (iv) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock, or (v) make any change in any instrument or Contract governing the terms of any of its securities;

(c) other than in the ordinary course of business or pursuant to Contracts in force at the date hereof, or permitted by, this Agreement, make any investment (either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets) in any other Person;

(d) (i) charge off (except as may otherwise be required by law or by regulatory authorities or by GAAP) or sell (except in the ordinary course of business consistent with past practices) any of its portfolio of loans, discounts or financing leases, or (ii) sell any asset held as other real estate or other foreclosed assets for an amount that exceeds 10% or $50,000, whichever is greater, less than its book value, except as provision shall not be applicable to resolving the taking of any real estate by any Governmental Authority by eminent domain proceedings or litigation;

(e) terminate or allow, after the use of reasonable best efforts, to be terminated any of the policies of insurance it maintains on its business or property, cancel any material indebtedness owing to it or any claims that it may have possessed, or waive any right of substantial value or discharge or satisfy any material noncurrent liability;

(f) enter into any new line of business, or change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Laws or any policies imposed on it by any Governmental Authority;

(g) except in the ordinary course of business consistent with past practices: (i) lend any money or pledge any of its credit in connection with any aspect of its business whether as a guarantor, surety, issuer of a letter of credit or otherwise, (ii) mortgage or otherwise subject to any lien, encumbrance or other liability any of its assets, (iii) except for property held as other real estate owned, sell, assign or transfer any of its assets in excess of $50,000 in the aggregate or (iv) incur any material liability, commitment, indebtedness or obligation (of any kind whatsoever, whether absolute or contingent), or cancel, release or assign any indebtedness of any Person or any claims against any Person, except (x) in the ordinary course of business or (y) pursuant to Contracts in force as of the date of this Agreement and disclosed in Section 4.2(g) of the Company Disclosure Letter or transfer, agree to transfer or grant, or agree to grant a license to, any of its material Intellectual Property;

(h) other than in the ordinary course of business, incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness (it being understood that for purposes of this Section 4.2(h), “short-term” shall mean maturities of six months or less); assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person;

(i) other than purchases of investment securities in the ordinary course of business or in consultation with SBC, restructure or change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(j) other than in the ordinary course of business, terminate or waive any material provision of any Contract other than normal renewals of Contracts without materially adverse changes of terms;

(k) Except as set forth in Section 4.2(k) of the Company Disclosure Letter, other than in the ordinary course of business and consistent with past practice or as required by Benefit Plans and Contracts as in effect at the date of this Agreement, (i) increase in any manner the compensation or fringe benefits of any of its officers, employees or directors, whether under a Benefit Plan or otherwise, (ii) pay any pension or retirement allowance not required by any existing Benefit Plan or Contract to any such officers, employees or directors, (iii) become a party to, amend or commit itself to any Benefit Plan or Contract (or any individual Contracts evidencing grants or awards thereunder) or employment agreement with or for the benefit of any officer, employee or director, or (iv) accelerate the vesting of, or the lapsing of restrictions with respect to, Rights pursuant to any Holding Stock Plan or (v) make any changes to a Benefit Plan that are not required by Law;

(l) settle any Litigation, except in the ordinary course of business or as described in Section 4.2(l) of the Company Disclosure Letter;

(m) revalue any of its or its Subsidiaries’ assets or change any method of accounting or accounting practice used by it or any of its Subsidiaries, other than changes required by GAAP or the FDIC or any Regulatory Authority;

(n) file or amend any Tax Return except in the ordinary course of business; settle or compromise any Tax Liability; or make, change or revoke any Tax election or change any method of Tax accounting, except as required by applicable Law;

(o) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 5 not being satisfied, except as may be required by applicable Law; provided, that nothing in this Section 4.2(o) shall preclude Holding from exercising its rights under Sections 4.5 or 4.12;

(p) merge or consolidate it or any of its Subsidiaries with any other Person;

(q) acquire assets outside of the ordinary course of business consistent with past practices from any other Person with a value or purchase price in the aggregate in excess of $50,000, other than purchase obligations pursuant to Contracts to the extent in effect immediately prior to the execution of this Agreement and described in Section 4.2(q) of the Company Disclosure Letter;

(r) enter into any Contract that is material and would have been material had it been entered into prior to the execution of this Agreement;

(s) the Bank shall not make any changes in the mix, rates, terms or maturities of the Bank’s deposits or other Liabilities, except in a manner and pursuant to policies consistent with past practice and competitive factors in the market place; open any new branch or deposit taking facility; or close or relocate any existing branch or facility;

(t) make any extension of credit that, when added to all other extensions of credit to a borrower and its affiliates, would exceed its applicable regulatory lending limits; make any loans, or enter into any commitments to make loans, which vary other than in immaterial respects from its written loan policies, a true and correct copy of such policies has been provided to Seacoast; provided, that this covenant shall not prohibit the Bank from extending or renewing credit or loans in the ordinary course of business consistent with past lending practices or in connection with the workout or renegotiation of loans currently in its loan portfolio; provided further that from the date hereof, any new individual loan or new extension of credit in excess of $500,000 and which is unsecured, or $1 million and which is secured, shall require the written approval of the chief executive officer or chief credit officer of SNB, which approval or rejection shall be given in writing within two (2) Business Days after the loan package is delivered to such individual;

(u) take any action that at the time of taking such action is reasonably likely to prevent, or would materially interfere with, the consummation of the Merger;

(v) knowingly take any action that would prevent or impede the Merger and the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; or

(w) agree or commit to take any of the actions prohibited by this Section 4.2.

4.3 Litigation.  Holding shall give Seacoast the opportunity to consult with Holding in the defense or settlement of any shareholder or derivative Litigation against Holding and or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Seacoast’s prior written consent which shall not be unreasonably withheld or delayed.

4.4 State Filings.  Upon the terms and subject to the conditions of this Agreement and prior to or in connection with the Closing, SBC and Holding shall execute and the Parties shall cause to be filed the Articles of Merger with the Secretary of State of the State of Florida.

4.5 Holding Shareholder Approval; Registration Statement and Proxy Statement/Prospectus.

(a) Holding shall call a meeting of its shareholders to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC for the purpose of obtaining the Holding Shareholder Approval and such other matters as the Board of Directors of Holding or SBC may direct, and Holding shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. SBC shall be entitled to have a representative attend such meeting of shareholders. The Board of Directors of Holding shall make the Holding Directors’ Recommendation to its shareholders and the Holding Directors’ Recommendation shall be included in the Proxy Statement/Prospectus; provided, that the Holding Board of Directors may withdraw, modify, or change in an adverse manner to Seacoast its recommendations if the Board of Directors of Holding concludes in good faith (and based upon the written advice of its outside counsel) that the failure to so withdraw, modify, or change its recommendations would or would be reasonably likely to result in a breach of the fiduciary duties of Holding’s Board of Directors under applicable Law. Notwithstanding such withdrawal of Holding’s

Director’s recommendation, if Holding has not terminated this Agreement in accordance with Article 6, then Holding shall nevertheless submit this Agreement to its shareholders for adoption.

(b) As soon as reasonably practicable after the execution of this Agreement (but in no event later than (60) sixty days following the date of this Agreement), SBC shall file the Registration Statement with the SEC and shall use all reasonable efforts to cause the Registration Statement to be declared effective under the 1933 Act as promptly as practicable after filing thereof. Each Party agrees to cooperate with the other Party, and its Representatives, in the preparation of the Registration Statement and the Proxy Statement/Prospectus. The Parties agree to use all reasonable best efforts to obtain all Permits required by the Securities Laws to carry out the transactions contemplated by this Agreement, and each Party agrees to furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action.

(c) Each Party agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment and supplement thereto, if any, become effective under the 1933 Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto, at the date of mailing to Holding shareholders and at the times of the meeting of Holding shareholders, will contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, or necessary to correct any statement in any earlier statement in the Proxy Statement/Prospectus or any amendment or supplement thereto. Each Party further agrees that if it shall become aware prior to the Effective Time of any information furnished by it that would cause any of the statements in the Proxy Statement/Prospectus or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other Party thereof and to take the necessary steps to correct the Proxy Statement/Prospectus or the Registration Statement.

4.6 Quotation of SBC Common Stock.  SBC shall cause the shares of SBC Common Stock to be issued in the Merger to be approved for quotation on NASDAQ, prior to the Effective Time.

4.7 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, the Parties will use all reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws, including using its reasonable best efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated hereby and to cause to be satisfied the conditions in Article 5, to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, and each will cooperate fully with and furnish information to, the other Party to that end, and obtain all consents of, and give all notices to and make all filings with, all Governmental Authorities and other third parties that may be or become necessary for the performance of its obligations under this Agreement and the consummation of the transactions contemplated hereby; provided, that nothing contained herein shall preclude any Party from exercising its rights under this Agreement.

(b) Immediately following the Effective Time (or such later time as SBC may direct), the Parties shall take all actions necessary to consummate the Bank Merger and cause the Bank Merger Agreement effecting the Bank Merger to be filed with the Office of the Comptroller of the Currency.

(c) Each Party undertakes and agrees to use its reasonable efforts to cause the Merger and Bank Merger, and to take no action that would cause the Merger and the Bank Merger not, to qualify for treatment as “reorganizations” within the meaning of Section 368(a) of the Internal Revenue Code for federal income Tax purposes.

(d) The Parties shall consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby and shall take such charges in accordance with GAAP, as such Parties mutually agree upon.

4.8 Applications and Consents.

(a) The Parties shall cooperate in seeking all Consents of Governmental Authorities and other Persons necessary to consummate the transactions contemplated hereby.

(b) Without limiting the foregoing, the Parties shall cooperate in (i) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System under the BHC Act, and obtaining approval of such applications and notices, (ii) the filing of any required applications or notices with any foreign or state banking, insurance or other Regulatory Authorities and obtaining approval of such applications and notices, (iii) making any notices to or filings with the Small Business Administration, (iv) making any notices or filings under the HSR Act, and (v) making any filings with and obtaining any Consents in connection with compliance with the applicable provisions of the rules and regulations of any applicable industry self-regulatory organization, including approvals from FINRA and any relevant state regulator in connection with a change of control of the Company Subsidiaries that are broker-dealers, or that are required under consumer finance, mortgage banking and other similar Laws (collectively, the “Regulatory Consents”). Each Party shall file any application and notice required of it to any Regulatory Authority within sixty (60) days following the date of this Agreement.

(c) Each Party will promptly furnish to the other Party copies of applications filed with all Governmental Authorities and copies of written communications delivered and received by such Party from any Governmental Authorities with respect to the transactions contemplated hereby. Each Party agrees that it will consult with the other Party with respect to obtaining Regulatory Consents and other material Consents advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other Party apprised of the status of material matters relating to completion of the transactions contemplated hereby. All documents that the Parties or their respective Subsidiaries are responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby (including to obtain Regulatory Consents) will comply as to form in all material respects with the provisions of applicable Law.

4.9 Notification of Certain Matters.  Each Party will give prompt notice to the other (and subsequently keep such other Party informed on a current basis) upon its becoming aware of the occurrence or existence of any fact, event, development or circumstance that (a) is reasonably likely to result in any Material Adverse Effect on it, or (b) would cause or constitute a breach of any of its representations, warranties, covenants, or agreements contained herein; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute the failure of any condition set forth in Section 5.2(b) or 5.2(c), as the case may be, to be satisfied, or otherwise constitute a breach of this Agreement by such Party due to its failure to give such notice unless the underlying breach would independently result in a failure of the conditions set forth in Sections 5.2(a) or 5.2(b), or Sections 5.3(a) or 5.3(b), as the case may be, or give rise to a termination right under Section 6.1. The Company shall deliver to Seacoast a copy of each written opinion (or any withdrawal of such opinion) of Hovde Group LLC or any other financial advisor, as soon as reasonably practicable after the Company’s receipt thereof.

4.10 Investigation and Confidentiality.

(a) Each Party shall permit the other to make or cause to be made such investigation of the business and Properties of it and its Subsidiaries and of its Subsidiaries’ financial and legal conditions as the other reasonably requests; provided, that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other or the right of a Party to rely thereon.

(b) Each Party shall, and shall cause its directors, officers, employees and Representatives to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions to the extent required by, and in accordance with, the Confidentiality Agreement, and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement.

4.11 Press Releases; Publicity.  Prior to the Effective Time, the Parties shall consult with each other as to the form and substance of any press release, other public statement or shareholder communication related to this Agreement and the transactions contemplated hereby prior to issuing such press release, public statement or shareholder communication or making any other public or shareholder disclosure related thereto; provided, that nothing in this Section 4.11 shall be deemed to prohibit any Party from making any disclosure that its counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law or NASDAQ.

4.12 Acquisition Proposals.

(a) The Company agrees that it will not, and will cause its directors, officers, employees and Representatives and Affiliates not to, (i) initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations concerning, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any Person relating to, any Acquisition Proposal; provided, that, in the event the Company receives an unsolicited bona fide Acquisition Proposal that does not violate (i) and (ii) above at any time prior to, but not after, the time this Agreement is adopted by the Holding Shareholder Approval, and Holding’s Board of Directors concludes in good faith that there is a reasonable likelihood that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, the Company may, and may permit its officers and Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that the Board of Directors of Holding concludes in good faith (and based upon the written advice of its outside counsel) that failure to take such actions would or would be reasonably likely to result in a violation of its fiduciary duties under applicable Law; provided further, that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, the Company shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement. The Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Seacoast with respect to any Acquisition Proposal. The Company shall promptly (and in any event within two Business Days) advise Seacoast following the receipt or notice of any Acquisition Proposal and the substance thereof (including the identity of the Person making such Acquisition Proposal), and will keep Seacoast apprised of any related developments, discussions and negotiations on a current basis. The Company agrees that any breach by its Representatives of this Section 4.12 shall be deemed a breach by the Company.

(b) Notwithstanding the foregoing, if Holding’s Board of Directors concludes in good faith (and based up the written advice of its outside counsel and after consultation with its financial advisor) that an Acquisition Proposal constitutes a Superior Proposal and that failure to accept such Superior Proposal would result in a violation of its fiduciary obligations to shareholders of Holding under applicable Laws, the Holding Board of Directors may at any time prior to the Holding Shareholder Approval (i) withdraw or modify (a “Change in Recommendation”) the Holding Board of Directors’ recommendation that shareholders of Holding approve this Agreement or make or cause to be made any third party or public communication proposing or announcing an intention to withdraw or modify the Holding Board of Directors recommendation for Holding shareholder approval of this Agreement, and (ii) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Board of Directors of Holding may not make a Change in Recommendation, and terminate this Agreement, with respect to an Acquisition Proposal unless (i) Holding shall not have breached this Section 4.12 in any respect and (ii) (A) the Board of Directors of Holding determines in good faith (after consultation with counsel and its financial advisors) that such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by SBC under this Section 4.12(b); (B) Holding has given SBC at least four (4) Business Days’ prior written notice of its intention to take such actions set forth above (which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the Person making such Superior Proposal) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the Person making such Superior Proposal; and (C) before effecting such Change in Recommendation,

Holding has negotiated, and has caused its representatives to negotiate in good faith with SBC during such notice period to the extent SBC wishes to negotiate, to enable SBC to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal. In the event of any material change to the terms of the such Superior Proposal, Holding shall, in each case, be required to deliver to SBC a new written notice, the notice period shall have recommenced and Holding shall be required to comply with its obligations under this Section 4.12 with respect to such new written notice. Holding will advise SBC in writing within twenty-four (24) hours following the receipt of any Acquisition Proposal and the substance thereof (including the identity of the Person making such Acquisition Proposal) and will keep SBC apprised of any related developments, discussions and negotiations (including the terms and conditions of the Acquisition Proposal) on a current basis.

4.13 Takeover Laws.  If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby, Holding and the members of its Board of Directors will grant such approvals and take such actions as are necessary (other than any action requiring the approval of its shareholders (other than as contemplated by Section 4.5)) so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Law on any of the transactions contemplated by this Agreement.

4.14 Employee Benefits and Contracts.

(a) Following the Effective Time, SBC shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees (as a group) who are full-time active employees of the Company and its Subsidiaries on the Closing Date (“Covered Employees”) that provide employee benefits and compensation opportunities which, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available on a uniform and non-discriminatory basis to similarly situated employees of SBC or its Subsidiaries, as applicable; provided , however, that in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of SBC or its Subsidiaries. SBC shall give the Covered Employees full credit for their prior service with the Company and its Subsidiaries (i) for purposes of eligibility (including initial participation and eligibility for current benefits) and vesting under any qualified or non-qualified employee benefit plan maintained by SBC and in which Covered Employees may be eligible to participate and (ii) for all purposes under any welfare benefit plans, vacation plans and similar arrangements maintained by SBC.

(b) With respect to any employee benefit plan of SBC that is a health, dental, vision or other welfare plan in which any Covered Employee is eligible to participate, for the plan year in which such Covered Employee is first eligible to participate, SBC or its applicable Subsidiary shall use its commercially reasonable best efforts to (i) cause any pre-existing condition limitations or eligibility waiting periods under such SBC or Subsidiary plan to be waived with respect to such Covered Employee to the extent such condition was or would have been covered under the Company Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (ii) recognize any health, dental, vision or other welfare expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental, vision or other welfare plan.

(c) Prior to the Effective Time, the Company shall take, and shall cause its Subsidiaries to take, all actions requested by SBC that may be necessary or appropriate to (i) cause one or more the Company Benefits Plans to terminate as of the Effective Time, or as of the date immediately preceding the Effective Time, (ii) cause benefit accruals and entitlements under any the Company Benefit Plan to cease as of the Effective Time, or as of the date immediately preceding the Effective Time, (iii) cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any Company Benefit Plan for such period as may be requested by SBC, or (iv) facilitate the merger of any Company Benefit Plan into any employee benefit plan maintained by SBC or an SBC Subsidiary. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 4.14(c) shall be subject to SBC’s reasonable prior review and approval, which shall not be unreasonably withheld, conditioned or delayed.

(d) Nothing in this Section 4.14 shall be construed to limit the right of SBC or any of its Subsidiaries (including, following the Closing Date, the Company and its Subsidiaries) to amend or terminate any Company Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 4.14 be construed to require SBC or any of its Subsidiaries (including, following the Closing Date, the Company and its Subsidiaries) to retain the employment of any particular Covered Employee for any fixed period of time following the Closing Date, and the continued retention (or termination) by SBC or any of its Subsidiaries of any Covered Employee subsequent to the Effective Time shall be subject in all events to SBC’s or its applicable Subsidiary’s normal and customary employment procedures and practices, including customary background screening and evaluation procedures, and satisfactory employment performance.

(e) If, within six (6) months after the Effective Time, any Covered Employee is terminated by SBC or its Subsidiaries other than for “Cause” or as a result of unsatisfactory job performance, then SBC shall pay severance to such Covered Employee in an as amount set forth in the severance policies set forth in Section 4.14(e) of the SBC Disclosure Letter (and based upon the non-exempt and exempt status and/or title for the Covered Employee with the Company at the Closing). Any severance to which a Covered Employee may be entitled in connection with a termination occurring more than six (6) months after the Effective Time will be as set forth in the severance policies set forth in Section 4.14(e) of the SBC Disclosure Letter.

4.15 Indemnification.

(a) From and after the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding, or investigation, whether civil, criminal, or administrative, in which any Person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company (each an “Indemnified Party”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Party is or was a director, officer, or employee of the Company its Subsidiaries or any of its predecessors, or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, Seacoast shall indemnify, defend and hold harmless, to the greatest extent such Indemnified Parties are indemnified or have the right to advancement of expenses pursuant to the (i) Organizational Documents of the Company and indemnification agreements, if any, in existence on the date of this Agreement with the Company or its Subsidiaries and disclosed in the Company Disclosure Letter, and (ii) the FBCA, each such Indemnified Party against any Liability (including advancement of reasonable attorneys’ fees and expenses prior to the final disposition of any claim, suit, proceeding, or investigation to each Indemnified Party to the fullest extent permitted by Law upon receipt of any undertaking required by applicable Law), judgments, fines, and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding, or investigation. In the event of any such threatened or actual claim, action, suit, proceeding, or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them; provided, that (1) Seacoast shall have the right to assume the defense thereof and upon such assumption Seacoast shall not be required to advance to any Indemnified Party any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Seacoast elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are material issues that raise conflicts of interest between Seacoast and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them, and Seacoast shall advance the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Seacoast shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld), and (3) Seacoast shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(b) Seacoast agrees that all existing rights to indemnification and all existing limitations on Liability existing in favor of the directors, officers, and employees of the Company (the “Covered Parties”) as provided in their respective Organizational Documents as in effect as of the date of this Agreement or in any indemnification agreement in existence on the date of this Agreement with the Company and disclosed in the Company Disclosure Letter with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect, and shall be honored by such entities or their respective successors as if they were the indemnifying party thereunder, without any amendment thereto; provided, that nothing contained in this Section 4.15(b) shall be deemed to preclude the liquidation, consolidation, or merger of Seacoast or SNB, in which case all of such rights to indemnification and limitations on Liability shall be deemed to so survive and continue notwithstanding any such liquidation, consolidation or merger. Without limiting the foregoing, in any case in which approval by Seacoast is required to effectuate any indemnification for any director or officer of the Company, Seacoast shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Seacoast and the Indemnified Party.

(c) Seacoast, from and after the Effective Time, will directly or indirectly cause the Persons who served as directors or officers of the Company at or before the Effective Time to be covered by the Company’s existing directors’ and officers’ liability insurance policy; provided, that Seacoast may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy; provided further, that in no event shall the aggregate premiums applicable to coverage exceed 250% of the current annual premium paid by the Company (as set forth in the Company Disclosure Letter) for such insurance. Such insurance coverage shall commence at the Effective Time and will be provided for a period of no less than six years after the Effective Time.

(d) If SBC or SNB or any of their respective successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of SBC or SNB, as applicable, as the surviving entities shall assume the obligations set forth in this Section 4.15.

(e) The provisions of this Section 4.15 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

4.16 Resolution of Certain Matters.  Holding shall use its reasonable best efforts and take any all actions (including completing any necessary filings with Regulatory Authorities) to resolve and cause the Bank to resolve the items set forth on Schedule 4.16 of the SBC Disclosure Letter, all subject to SBC’s reasonable satisfaction.

4.17 Claims Letters.  Concurrently with the execution and delivery of this Agreement and effective upon the Closing, the Company has caused each director of the Company and Bank to execute and deliver a Claims Letter in the form attached hereto as Exhibit C.

4.18 Restrictive Covenant Agreement.  Concurrently with the execution and delivery of this Agreement, the Company has caused each non-employee director of the Company and the Bank to the Company Disclosure Letter to execute and deliver a Restrictive Covenant Agreement in the form attached hereto as Exhibit D.

4.19 Systems Integration; Operating Functions.  From and after the date hereof, the Company shall cause the Bank and its directors, officers and employees to, and shall make all commercially reasonable best efforts (without undue disruption to either business) to cause the Bank’s data processing consultants and software providers to, cooperate and assist Holding and Seacoast in connection with an electronic and systems conversion of all applicable data of the Bank and Holding to the Seacoast systems, including the training of Holding and Bank employees, during normal business hours. Holding and its Subsidiaries shall cooperate with

Seacoast in connection with the planning for the efficient and orderly combination of the parties and the operation of SNB (including the former operations of the Bank) after the Bank Merger, and in preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as Seacoast may decide. Holding shall take any action Seacoast may reasonably request prior to the Effective Time to facilitate the combination of the operations of the Bank with SNB. Without limiting the foregoing, senior officers of Company and Seacoast shall meet from time to as Company or Seacoast may reasonably request, to review the financial and operational affairs of Holding and its Subsidiaries, and Holding shall give due consideration to Seacoast’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, (i) neither SBC nor SNB shall be permitted to exercise control of Holding or Bank, prior to the Effective Time, and (ii) neither Holding nor Bank shall be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust Laws.

4.20 Assumption of Indentures.  At the Effective Time, SBC will assume, pursuant to duly executed and delivered supplemental indentures satisfactory in form to the trustees under the Indentures, the assumption of the obligations of Holding pursuant to the Indentures in accordance with their terms.

ARTICLE 5
CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

5.1 Conditions to Obligations of Each Party.  The respective obligations of each Party to perform this Agreement and to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by each Party pursuant to Section 7.7:

(a) Shareholder Approval.  Holding shall have obtained the Holding Shareholder Approvals.

(b) Regulatory Approvals.  All Regulatory Consents required by law to consummate the transactions contemplated by this Agreement and the Bank Merger Agreement (the “Required Consents”) shall (i) have been obtained or made and be in full force and effect and all waiting periods required by Law shall have expired, and (ii) not be subject to any condition or consequence that would, after the Effective Time, have a Material Adverse Effect on Seacoast or any of its Subsidiaries, including the Company.

(c) No Orders or Restraints; Illegality.  No Order issued by any Governmental Authority (whether temporary, preliminary, or permanent) preventing the consummation of the Merger shall be in effect and no Law or Order shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits, restrains or makes illegal the consummation of the Merger.

(d) Registration Statement.  The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, and no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing.

(e) Quotation of SBC Common Stock.  The shares of SBC Common Stock to be issued to the holders of Holding Stock upon consummation of the Merger shall have been authorized for quotation on NASDAQ.

5.2 Conditions to Obligations of Seacoast.  The obligations of Seacoast to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Seacoast pursuant to Section 7.7:

(a) Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement, after giving effect to Sections 3.1 and 3.2, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date), and Seacoast shall have received certificates, dated the Closing Date, signed on behalf of the Company by the chief executive officer and the chief financial officer of Holding, to such effect.

(b) Performance of Agreements and Covenants.  Each and all of the agreements and covenants of the Company to be performed and complied with pursuant to this Agreement prior to the Effective Time shall have been duly performed and complied with in all material respects and Seacoast shall have received certificates, dated the Closing Date, signed on behalf of the Company by the chief executive officer and the chief financial officer of Holding, to such effect.

(c) Corporate Authorization.  Seacoast shall have received from the Company (i) certified resolutions of its Board of Directors and shareholders authorizing the execution and delivery of this Agreement and the Bank Merger Agreement and the consummation of the transactions contemplated hereby and thereby; (ii) a certificate as to the incumbency and signatures of officers authorized to execute this Agreement; and (iii) certificates of good standing, dated not more than three Business Days before the Closing Date, from the Secretary of State of the State of Florida.

(d) Consents.  The Company shall have obtained all Consents required as a result of the transactions contemplated by this Agreement pursuant to the Contracts set forth in Section 3.3(b) and Section 3.3(k) of the Company Disclosure Letter.

(e) Material Adverse Effect.  Since the date hereof, there shall not have occurred any fact, circumstance or event, individually or taken together with all other facts, circumstances or events that has had or is reasonably likely to have a Material Adverse Effect on the Company.

(f) Tax Opinions.  Seacoast shall have received a written opinion from Alston & Bird LLP in a form reasonably satisfactory to it, dated the date of the Effective Time, substantially to the effect that, (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and each of SBC and Holding will be a party to that reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) the Bank Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and each of SNB and the Bank will be a party to that reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and (iii) no gain or loss will be recognized by holders of Holding Common Stock or Holding Preferred A Stock, who exchange all of their Holding Common Stock or Holding Preferred A Stock, as applicable, solely for SBC Common Stock pursuant to the Merger (except with respect to any cash received in lieu of a fractional share interest in SBC Common Stock and any Preferred B Consideration received). In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of Seacoast and the Company reasonably satisfactory in form and substance to such counsel.

(g) Claims Letters.  Seacoast shall have received from the Persons listed in Section 4.17 of the Company Disclosure Letter an executed written agreement in substantially the form of Exhibit D.

(h) Restrictive Covenant Agreement.  Each of the Persons as set forth in Section 4.18 of the Company Disclosure Letter shall have entered into the Restrictive Covenant Agreement in substantially the form of Exhibit D.

(i) Holding Consolidated Tangible Shareholders’ Equity.  Holding’s Consolidated Tangible Shareholders’ Equity as of the close of business on the fifth Business Day prior to the Closing Date shall be an amount not less than $13,256,000 and the Bank’s general allowance for loan and lease losses (e.g., the allowance for loan and lease losses less specific reserves), excluding any recapture following the date of this Agreement and received of any regulatory approval, shall be an amount not less than $3,460,000.

(j) Vesting, Exercise or Termination of Holding Equity Awards.  All outstanding Holding Equity Awards shall have been vested, exercised or terminated as provided in Section 1.9, and Holding’s Board of Directors and shareholders shall have taken all action necessary to terminate the Holding Stock Plans effective prior to the Effective Time. No Holding Equity Awards, whether vested or unvested, shall be outstanding as of the Effective Time.

(k) Completion of Section 4.16 Items.  Each of the items set forth in Section 4.16 of the SBC Disclosure Letter shall have been completed and finalized, all to the reasonable satisfaction of Seacoast.

(l) FIRPTA Certificate.  Seacoast shall have received from each of Holding and the Company, under penalties of perjury, a certificate stating that each of Holding and the Company, respectively, is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulation Section 1.897-2(h) and as reasonably acceptable to Seacoast.

5.3 Conditions to Obligations of the Company.  The obligations of the Company to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by the Company pursuant to Section 7.7:

(a) Representations and Warranties.  The representations and warranties of Seacoast set forth in this Agreement, after giving effect to Sections 3.1 and 3.2, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date) and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Seacoast by a duly authorized officer of Seacoast, to such effect.

(b) Performance of Agreements and Covenants.  Each and all of the agreements and covenants of Seacoast to be performed and complied with pursuant to this Agreement prior to the Effective Time shall have been duly performed and complied with in all material respects and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Seacoast by a duly authorized officer of Seacoast, to such effect.

(c) Tax Opinion.  Holding shall have received a written opinion from, Hacker Johnson & Smith P.A. in a form reasonably satisfactory to it, dated the date of the Effective Time, substantially to the effect that, (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) each of SBC and Holding will be a party to that reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (iii) no gain or loss will be recognized by holders of Holding Stock who exchange all of their Holding Common Stock or Holding Preferred A Stock, as applicable, solely for SBC Common Stock pursuant to the Merger (except with respect to any cash received in lieu of a fractional share interest in SBC Common Stock or any Preferred B Consideration received), (iv) that basis in the shares SBC Common Stock received in the Merger will consist of the basis for the shares of Holding Stock exchanged therefor (reduced by an amount of any cash received), and (v) the holding period for the shares of SBC Common Stock received in the Merger will include the holding period for the shares of Holding Stock exchanged therefor. In rendering such opinion, Hacker Johnson & Smith P.A. shall be entitled to rely upon representations of officers of Seacoast and the Company reasonably satisfactory in form and substance to it.

(d) Material Adverse Effect.  Since the date hereof, there shall not have occurred any fact, circumstance or even, individually or taken together with all other facts, circumstances or events that has had or is reasonably likely a Material Adverse Effect on Seacoast.

ARTICLE 6
TERMINATION

6.1 Termination.  Notwithstanding any other provision of this Agreement, and notwithstanding Holding Shareholder Approval, this Agreement and the Bank Merger Agreement may be terminated and the Merger and the Bank Merger abandoned at any time prior to the Effective Time:

(a) By mutual consent of the Board of Directors of Holding and the Board of Directors or Executive Committee of the Board of Directors of SBC; or

(b) By the Board of Directors of either Party in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the other Party, which breach would result in, if occurring or continuing on the Closing Date, the failure of the conditions to the terminating Party’s obligations set forth in Sections 5.2 or 5.3, as the case dictates, and that cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach, provided that the right to effect such cure shall not extend beyond the date set forth in subparagraph (d) below; or

(c) By the Board of Directors of either Party in the event that (i) any Regulatory Consent required to be obtained from any Governmental Authority has been denied by final non-appealable action of such Governmental Authority, or (ii) Holding Shareholder Approval has not been obtained by reason of the failure to obtain the required vote at the Holding shareholders’ meeting where this Agreement was presented to such shareholders for approval and voted upon; or

(d) By the Board of Directors of either Party in the event that the Merger has not been consummated by October 31, 2015, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 6.1(d); or

(e) By the Board of Directors of SBC in the event that (i) Holding has withdrawn, qualified or modified the Holding Directors’ Recommendation in a manner adverse to Seacoast or shall have resolved to do any of the foregoing, (ii) Holding has failed to substantially comply with its obligations under Sections 4.5 or 4.12, or (iii) the Board of Directors of Holding has recommended, endorsed, accepted or agreed to an Acquisition Proposal; or

(f) By the Board of Directors of Holding in the event that (i) the Board of Directors of Holding has determined in accordance with Section 4.12 that a Superior Proposal has been made with respect to it and has not been withdrawn and the Board of Directors of Holding has accepted or agreed to an Acquisition Proposal, and (ii) neither Holding nor any of its Representatives has failed to comply in all material respects with Section 4.12; or

(g) By the Board of Directors of SBC if holders of more than 5% in the aggregate of the outstanding Holding Common Stock shall have voted such shares against this Agreement or the Merger at any meeting called for the purpose of voting thereon and shall have given notice of their intention to exercise their dissenters’ rights in accordance with the FBCA.

6.2 Effect of Termination.  In the event of the termination and abandonment of this Agreement pursuant to Section 6.1, this Agreement shall become void and have no effect, and none of Seacoast, Holding, any of their respective Subsidiaries, or any of the officers or directors of any of them, shall have any Liability of any nature whatsoever hereunder or in conjunction with the transactions contemplated hereby, except that (i) the provisions of Section 4.10(b), Article 6 and Article 7 shall survive any such termination and abandonment, and (ii) a termination of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement of such Party contained in this Agreement.

ARTICLE 7
MISCELLANEOUS

7.1 Definitions.

(a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“1933 Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“1934 Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of Holding and its Subsidiaries or 15% or more of any class of equity or voting securities of Holding or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Holding, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 15% or more of any class of equity or voting securities of Holding or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Holding, (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Holding or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Holding, or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or the Bank Merger or that could reasonably be expected to dilute materially the benefits to Seacoast of the transactions contemplated hereby.

“Affiliate” of a Person shall mean (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person or (ii) any director, partner or officer of such Person or, for any Person that is a limited liability company, any manager or managing member thereof. For purposes of this definition, “control” (and its derivatives) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of equity, voting or other interests, as trustee or executor, by contract or otherwise.

“Benefit Plan” shall mean any “employee benefit plan” (as that term is defined in Section 3(3) of ERISA) and any other employee benefit plan, policy, or agreement, whether or not covered by ERISA, and any pension, retirement, profit-sharing, deferred compensation, equity compensation, employment, stock purchase, gross-up, retention, incentive compensation, employee stock ownership, severance, vacation, bonus, or deferred compensation plan, policy, or arrangement, any medical, vision, dental, or other written health plan, any life insurance plan, fringe benefit plan, and any other employee program or agreement, whether formal or informal, that is entered into, maintained by, sponsored in whole or in part by, or contributed to by the Company or any Subsidiaries thereof, or under which the Company or any Subsidiaries thereof could have any obligation or Liability, whether actual or contingent, with respect to any Company employee.

“BHC Act” shall mean the federal Bank Holding Company Act of 1956, as amended, and rules and regulations thereunder.

“Business Day” shall mean any day that NASDAQ is normally open for trading for a full day and that is not a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required to close for regular banking business.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated September 18, 2014 by and between Seacoast and the Company.

“Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

“Consolidated Tangible Shareholders’ Equity” shall mean as to a Party as of the close of business on the fifth Business Day prior to the Closing Date (the “Measuring Date”), the consolidated shareholders’ equity of such Party as set forth on its balance sheet on the Measuring Date calculated in accordance with GAAP and including the recognition of or accrual for all Permitted Expenses paid or incurred, or projected to be paid or incurred, in connection with this Agreement and the transactions contemplated by it, excluding (i) any change related to recapture of any of the allowance for loan and lease losses following the date of this Agreement and receipt of any related regulatory approval, (ii) all intangible assets, and minus any unrealized gains or plus any unrealized losses (as the case may be) in such Party’s Subsidiaries’ securities portfolio due to mark-to-market adjustments as of the Measuring Date. The calculation of Consolidated Tangible Shareholders’ Equity shall be delivered by each Party to the other Party, accompanied by appropriate supporting detail, no later than the close of business on the fourth Business Day preceding the Closing Date, and such calculation shall be subject to verification and approval by the other Party, which approval shall not be unreasonably withheld.

“Contract” shall mean any written or oral agreement, arrangement, commitment, contract, indenture, instrument, lease, understanding, note, bond, license, mortgage, deed of trust or undertaking of any kind or character to which any Person is a party or that is binding on any Person or its capital stock, assets, or business.

“Default” shall mean (i) any breach or violation of or default under any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Law, Order, or Permit.

“Dissenting Shares” shall mean shares of Holding Stock that are owned by shareholders that properly demand and exercise their dissenters’ rights and who complies in all respects with the provisions of Section 607.1301 to 607.1333 of the FBCA.

“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common Law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response, Compensation and Liability Act, as amended, the Resource Conservation and Recovery Act, as amended, and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material, including all requirements for permits, licenses and other authorizations that may be required.

“ERISA Affiliate” of any Person means any entity that is, or at any relevant time was, a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Internal Revenue Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Internal Revenue Code) or (iii) an affiliated service group (as defined under Section 414(m) of the Internal Revenue Code or the regulations under Section 414(o) of the Internal Revenue Code) with such Person.

“ERISA Plan” shall mean any Benefit Plan that is an “employee welfare benefit plan,” as that term is defined in Section 3(l) of ERISA, or an “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA.

“Exchange Ratio” shall mean 0.3114.

“Exhibits” A through D, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

“Facilities” shall mean all buildings and improvements on the Property of any Person.

“FBCA” shall mean the Florida Business Corporation Act.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“FINRA” shall mean the Financial Industry Regulatory Authority.

“Federal Reserve Board” shall mean the Board of Governors of the Federal Reserve System.

“Financial Statements” shall mean the consolidated balance sheets (including related notes and schedules, if any) of a Party and its Subsidiaries as of December 31, 2012 and 2013, and as of December 31, 2014, and the related consolidated statements of operations, cash flows, and shareholders’ equity and comprehensive income (loss) (including related notes and schedules, if any)

for each of the three years ended December 31, 2012, 2013 and 2014, as delivered by such party to the other Party or as filed or to be filed by such Party in its SEC Reports.

“GAAP” shall mean accounting principles generally accepted in the United States of America, consistently applied during the periods involved.

“Governmental Authority” shall mean each Regulatory Authority and any other domestic or foreign court, administrative agency, commission or other governmental authority or instrumentality (including the staff thereof), or any industry self-regulatory authority (including the staff thereof).

“Hazardous Material” shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws), and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products that are or become regulated under any applicable local, state, or federal Law (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

“Holding Capital Stock” shall mean the Holding Common Stock and the Holding Preferred Stock.

“Holding Common Stock” shall mean the $0.01 par value per share common stock of Holding.

“Holding Equity Award” shall mean an award, grant, unit, option to purchase, or other right to receive a share or shares of Holding Common Stock and shall specifically include any restricted stock awards.

“Holding 2015 Financial Statements” shall mean the consolidated balance sheets (including related notes and schedules, if any) of Holding and its Subsidiaries as of March 31, 2015 (unaudited) and any subsequent quarterly period, and the related consolidated statements of operations, cash flows, and shareholders’ equity and comprehensive income (loss) (including related notes and schedules, if any) and for the three months ended March 31, 2015 (unaudited), and any subsequent quarterly period.

“Holding Preferred Stock” shall mean: (i) the Holding Preferred A Stock; and (ii) the Holding Preferred B Stock.

“Holding Preferred A Stock” shall mean the $0.01 par value per share Series A Noncumulative Perpetual Preferred Stock of Holding.

“Holding Preferred B Stock” shall mean the $0.01 par value per share Noncumulative Perpetual Series B Preferred Stock of Holding.

“Holding Shareholder Approval” shall mean the approval of this Agreement by the holders of at least: (i) a majority of the outstanding shares of Holding Common Stock and Holding Preferred A Stock, voting together as a single class; and (ii) 50% of the outstanding shares of Holding Preferred B Stock, voting as a separate class.

“Holding Stock” shall mean the shares of Holding Common Stock and Holding Preferred Stock.

“Holding Stock Plan” shall mean any equity compensation plan, stock purchase plan, incentive compensation plan, or any other Benefit Plan under which Holding Equity Awards have been or may be issued.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, any successor statute thereto, and the rules and regulations promulgated thereunder.

“Indentures” means the Holding Indentures relating to the Grand Bank Capital Trust I.

“Intellectual Property” shall mean (i) any patents, copyrights, trademarks, service marks, maskworks or similar rights throughout the world, and applications or registrations for any of the foregoing, (ii) any proprietary interest, whether registered or unregistered, in know-how, copyrights, trade secrets, database rights, data in databases, website content, inventions, invention disclosures or applications, software (including source and object code), operating and manufacturing procedures, designs, specifications and the like, (iii) any proprietary interest in any similar intangible asset of a technical, scientific or creative nature, including slogans, logos and the like and (iv) any proprietary interest in or to any documents or other tangible media containing any of the foregoing.

“Internal Revenue Code” shall mean the Internal Revenue Code of 1986, as amended, any successor statute thereto, and the rules and regulations thereunder.

“Law” shall mean any code, law (including any rule of common law), ordinance, regulation, rule, or statute applicable to a Person or its assets, Liabilities, or business, including those promulgated, interpreted, or enforced by any Governmental Authority.

“Liability” shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, or guaranty of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” shall mean any mortgage, pledge, reservation, restriction (other than a restriction on transfers arising under the Securities Laws), security interest, lien, or encumbrance of any nature whatsoever of, on, or with respect to any property or property interest, other than Liens for property Taxes not yet due and payable.

“Litigation” shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability, but shall not include claims of entitlement under any Benefit Plans that are made or received in the ordinary course of business.

“NASDAQ” shall mean the National Market System of The NASDAQ Stock Market.

“OCC” shall mean the Office of the Comptroller of the Currency.

“Order” shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Governmental Authority.

“Organizational Documents” shall mean the articles of incorporation, certificate of incorporation, charter, bylaws or other similar governing instruments, in each case as amended as of the date specified, of any Person.

“Party” shall mean Seacoast, on the one hand, or the Company, on the other hand, and “Parties” shall mean Seacoast and the Company.

“Permit” shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, or permit from Governmental Authorities that are required for the operation of the businesses of a Person or its Subsidiaries.

“Permitted Expenses” shall mean with respect to the Company and Seacoast, (i) the reasonable expenses of such Party incurred in connection with the Merger and the Bank Merger (including fees and expenses of attorneys, accountants or other consultants) and (ii) the fee payable to such Party’s financial advisor in accordance with the engagement letter disclosed to the other Party prior to the execution of this Agreement.

“Permitted Liens” shall mean (i) Liens for current Taxes and assessment not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carrier’s Liens arising in the ordinary course of business of the Company or such Subsidiary consistent with past practice or (iii) restrictions on transfers under applicable securities Laws.

“Person” shall mean any natural person or any legal, commercial, or governmental entity, including, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, or person acting in a representative capacity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the 1934 Act.

“Property” shall mean all real property leased or owned by any Person and its Subsidiaries, either currently or in the past.

“Proxy Statement/Prospectus” shall mean the proxy statement and other proxy solicitation materials of Holding and the prospectus of SBC constituting a part of the Registration Statement.

“Registration Statement” shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by SBC under the 1933 Act with respect to the shares of SBC Common Stock to be issued to the holders of Holding Stock in connection with the transactions contemplated by this Agreement.

“Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Federal Reserve Board, the OCC, the FDIC, the Consumer Financial Protection Bureau, the Internal Revenue Service, all federal and state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, FINRA, and the SEC (including, in each case, the staff thereof).

“Representative” shall mean any investment banker, financial advisor, attorney, accountant, consultant, agent or other representative of a Person.

“Rights” shall mean, with respect to any Person, securities, or obligations convertible into or exercisable for, or giving any other Person any right to subscribe for or acquire, or any options, calls, restricted stock, deferred stock awards, stock units, phantom awards, dividend equivalents, or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person, whether vested or unvested or exercisable or unexercisable, and shall include Holding Equity Awards.

“SBC Common Stock” shall mean the $0.10 par value per share common stock of SBC.

“SBC Equity Award” shall mean an award, grant, unit, option to purchase, or other right to receive a share or shares of SBC Common Stock and shall specifically include any restricted stock awards.

“SBC Stock Plan” shall mean any equity compensation plan, stock purchase plan, incentive compensation plan, or any other Benefit Plan under which SBC Equity Awards have been or may be issued.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“SEC Reports” shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with the SEC.

“Securities Laws” shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the Trust Indenture Act of 1939, each as amended, state securities and “Blue Sky” Laws, including in each case the rules and regulations thereunder.

“Subsidiary” or “Subsidiaries” shall have the meaning assigned in Rule 1-02(x) of Regulation S-X of the SEC.

“Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal for at least a majority of the outstanding shares of Holding Stock on terms that the Board of Directors of

Holding concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated by this Agreement (including the terms, if any, proposed by Seacoast to amend or modify the terms of the transactions contemplated by this Agreement), (i) after receiving the written advice of its financial advisor (which shall be a nationally recognized investment banking firm, Seacoast acknowledging that Hovde Group LLC and Austin Associates, LLC are each a nationally recognized investment banking firm), (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (iii) after taking into account all legal (with the written advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable Law.

“Tax” or “Taxes” shall mean all federal, state, local, and foreign taxes, charges, fees, levies, imposts, duties, or other like assessments, including assessments for unclaimed property, as well as income, gross receipts, excise, employment, sales, use, transfer, intangible, recording, license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, or any amount in respect of unclaimed property or escheat, imposed by or required to be paid or withheld by the United States or any state, local, or foreign government or subdivision or agency thereof, whether disputed or not, including any related interest, penalties, and additions imposed thereon or with respect thereto, and including any liability for Taxes of another Person pursuant to a contract, as a transferee or successor, under Treasury Regulation Section 1.1502-6 or analogous provision of state, local or foreign Law or otherwise.

“Tax Return” shall mean any report, return, information return, or other information provided or required to be provided to a Taxing Authority in connection with Taxes, including any return of an Affiliated or combined or unitary group that includes a Party or its Subsidiaries and including without limitation any estimated Tax return.

“Taxable Period” shall mean any period prescribed by any Taxing Authority.

“Taxing Authority” shall mean any federal, state, local, municipal, foreign, or other Governmental Authority, instrumentality, commission, board or body having jurisdiction over the Parties to impose or collect any Tax.

“Technology Systems” shall mean the electronic data processing, information, record keeping, communications, telecommunications, hardware, third-party software, networks, peripherals, portfolio trading and computer systems, including any outsourced systems and processes, and Intellectual Property used by the Company.

“Termination Fee” shall mean $725,000.

(b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

Articles of Merger	Section 1.4
Agreement	Parties
Bank	Parties
Bank Merger	Preamble
Bank Merger Agreement	Preamble
Closing	Section 1.3
Closing Date	Section 1.3
Company	Parties
Company Disclosure Letter	Section 3.1
Company Shareholder Support Agreement	Preamble
Covered Employees	Section 4.14(a)

Covered Parties	Section 4.15(b)
CRA	Section 3.3(p)
Dissenting Shareholder	Section 2.3
Effective Time	Section 1.4
Exchange Agent	Section 2.1
Holding	Parties
Holding Certificates	Section 1.5(b)
Holding Directors’ Recommendation	Section 3.3(b)(ii)
Holding Latest Balance Sheet	Section 3.3(d)(ii)
IIPI	Section 3.3(q)
Indemnified Party	Section 4.15(a)
Material Adverse Effect	Section 3.2(b)
Merger	Preamble
Merger Consideration	Section 1.5(a)
Regulatory Consents	Section 4.8(b)
Required Consents	Section 5.1(b)
Sarbanes-Oxley Act	Section 3.3(d)(iii)
SBC Shareholder Support Agreement	Preamble
Surviving Bank	Section 1.2
Surviving Corporation	Section 1.1
Takeover Laws	Section 3.3(u)
SBC	Parties
Seacoast	Parties
Seacoast SEC Reports	Section 3.4(d)(i)
SNB	Parties

(c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” The words “hereby,” “herein,” “hereof” or “hereunder,” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific section.

7.2 Non-Survival of Representations and Covenants.  Except for Articles 1 and 2, Sections 4.7(b), 4.7(c), 4.10(b), 4.14 and 4.15 and this Article 7, the respective representations, warranties, obligations, covenants, and agreements of the Parties shall be deemed only to be conditions of the Merger and shall not survive the Effective Time.

7.3 Expenses.

(a) Except as otherwise provided in this Section 7.3 or in Section 7.4, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Seacoast shall bear and pay the filing fees payable in connection with the Registration Statement and the Proxy Statement/Prospectus and one half of the printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement/Prospectus.

(b) Nothing contained in this Section 7.3 or Section 7.4 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the non-breaching Party.

7.4 Termination Fee.

(a) In the event that (i) (A) either Party terminates this Agreement pursuant to Section 6.1(c)(ii), or (B) SBC terminates this Agreement pursuant to Section 6.1(b), as a result of a willful breach of a covenant or agreement by the Company, or pursuant to Sections 6.1(e)(i) or 6.1(e)(ii), (ii) at any time after the date of this Agreement and prior to such termination Company shall have received or there shall have been publicly announced an Acquisition Proposal that has not been formally withdrawn or abandoned prior to such termination, and (iii) within 12 months following such termination an Acquisition Proposal is consummated or a definitive agreement or letter of intent is entered into by the Company with respect to an Acquisition Proposal, the Company shall pay Seacoast the Termination Fee within five Business Days after the date it becomes payable pursuant hereto, by wire transfer of immediately available funds.

(b) In the event that SBC terminates this Agreement pursuant to Section 6.1(e)(iii), the Company shall pay to Seacoast the Termination Fee within five Business Days after the date this Agreement is terminated, by wire transfer of immediately available funds. In the event that Holding terminates this Agreement pursuant to Section 6.1(f), the Company shall pay to Seacoast the Termination Fee on the date this Agreement is terminated, by wire transfer of immediately available funds.

(c) The Company hereby acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Seacoast would not enter into this Agreement. In the event that the Company fails to pay if and when due any amount payable under this Section 7.4, then (i) the Company shall reimburse Seacoast for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of such overdue amount, and (ii) the Company shall pay to Seacoast interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid in full) at a rate per annum equal to five percent (5%) over the “prime rate” (as published in the “Money Rates” column in The Wall Street Journal or, if not published therein, in another national financial publication selected by Seacoast) in effect on the date such overdue amount was originally required to be paid.

(d) Assuming the Company is not in breach of its obligations under this Agreement, including Sections 4.5 and 4.12, then the payment of the Termination Fee shall fully discharge the Company from and be the sole and exclusive remedy of the other Party with respect to, any and all losses that may be suffered by such other Party based upon, resulting from or rising out of the circumstances giving rise to such termination of this Agreement under Section 7.4(a) or 7.4(b). In no event shall the Company be required to pay the Termination Fee on more than one occasion.

7.5 Entire Agreement.  Except as otherwise expressly provided herein, this Agreement (including the Company Disclosure Letter and the Exhibits) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than the Confidentiality Agreement, which shall remain in effect. The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance herewith without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding any other provision hereof to the contrary, no consent, approval, or agreement of any third party beneficiary will be required to amend, modify or waive any provision of the Agreement. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement; provided that, notwithstanding the foregoing clause, following the Effective Time only (but not unless and until the Effective Time occurs), (i) the provisions of Section 4.14 shall be enforceable by each Covered Employee described therein, (ii) the provisions of Section 4.15 shall be enforceable by each Indemnified Party described therein, and (iii) each holder of Holding Capital Stock, who properly surrender his or her Holding Capital Stock in accordance with Article 2, shall have the right to receive the applicable Aggregate Merger Consideration and such right shall be enforceable by such holder of Holding Capital Stock.

7.6 Amendments.  Before the Effective Time, this Agreement (including the Company Disclosure and the Exhibits) may be amended by a subsequent writing signed by each of the Parties, whether before or after the Holding Shareholder Approval has been obtained, except to the extent that any such amendment would require the approval of the shareholders of Holding, unless such required approval is obtained.

7.7 Waivers.

(a) Prior to or at the Effective Time, either Party shall have the right to waive any Default in the performance of any term of this Agreement by the other Party, to waive or extend the time for the compliance or fulfillment by the other Party of any and all of such other Party’s obligations under this Agreement, and to waive any or all of the conditions precedent to its obligations under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No waiver by a Party shall be effective unless in writing signed by a duly authorized officer of such Party.

(b) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

7.8 Assignment.  Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of each other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns.

7.9 Notices.  All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile or electronic transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the Persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

Seacoast:	Seacoast Banking Corporation of Florida 815 Colorado Avenue Stuart, Florida 34994 Telecopy Number: (772) 288-6086 Attention: Dennis S. Hudson III
Copy to Counsel (which shall not constitute notice):	Alston & Bird LLP 1201 West Peachtree Street Atlanta, Georgia 30309 Telecopy Number: (404) 881-7777 Attention: Randolph A. Moore III
Company:	Grand Bankshares, Inc. 2055 Palm Beach Lakes Blvd. West Palm Beach, FL 33409 Telecopy Number: (561) 615-5050 Attention: J. Russell Greene
Copy to Counsel (which shall not constitute notice):	Smith Mackinnon, PA 255 South Orange Avenue, Suite 1200 Orlando, Florida 32801 Telecopy Number: (407) 843-2448 Attention: John P. Greeley

7.10 Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the State of Florida, without regard to any applicable principles of conflicts of Laws that would result in the application of the law of another jurisdiction, except that the Laws of the United States shall govern the consummation of the Bank Merger.

7.11 Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.

7.12 Captions.  The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

7.13 Interpretations.  Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the Parties.

7.14 Severability.  If any term or provision of this Agreement is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination, the Parties and Merger Sub shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the Parties. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

7.15 Attorneys’ Fees.

In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive its reasonable attorneys’ fees and costs and expenses incurred in such action or suit.

7.16 Waiver of Jury Trial.

THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT THAT ANY PARTY MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY PROCEEDING, LITIGATION OR COUNTERCLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. IF THE SUBJECT MATTER OF ANY LAWSUIT IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY TO THIS AGREEMENT SHALL PRESENT AS A NONCOMPULSORY COUNTERCLAIM IN ANY SUCH LAWSUIT ANY CLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. FURTHERMORE, NO PARTY TO THIS AGREEMENT SHALL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL CANNOT BE WAIVED.

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

SEACOAST BANKING CORPORATION OF FLORIDA

By:	/s/ Dennis S. Hudson, III Name: Dennis S. Hudson, III Title: President & Chief Executive Officer

SEACOAST NATIONAL BANK

By:	/s/ Dennis S. Hudson, III Name: Dennis S. Hudson, III Title: Chief Executive Officer

GRAND BANKSHARES, INC.

By:	/s/ J. Russell Greene Name: J. Russell Greene Title: President & Chief Executive Officer

GRAND BANK & TRUST OF FLORIDA

By:	/s/ J. Russell Greene Name: J. Russell Greene Title: President & Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

PLAN OF MERGER AND MERGER AGREEMENT
GRAND BANK & TRUST OF FLORIDA
with and into
SEACOAST NATIONAL BANK
under the charter of
SEACOAST NATIONAL BANK
under the title of
“SEACOAST NATIONAL BANK”
(“Resulting Bank”)

THIS AGREEMENT is made this [•] day of [•], 2015, between Seacoast National Bank (hereinafter referred to as “Seacoast Bank” and the “Resulting Bank”), a national banking association, with its main office located at 815 Colorado Avenue, Stuart, FL 34994 and Grand Bank & Trust of Florida, a Florida bank, with its main office located at 2055 Palm Beach Lakes Boulevard, West Palm Beach, FL 33409 (hereinafter referred to as “Grand Bank” and, together with Seacoast National Bank, the “Banks”).

WHEREAS, at least a majority of the entire Board of Directors of Seacoast Bank has approved this Agreement and authorized its execution pursuant to the authority given by and in accordance with the provisions of The National Bank Act (the “Act”);

WHEREAS, at least a majority of the entire Board of Directors of Grand Bank has approved this Agreement and authorized its execution in accordance with Florida Statutes §658.42 and the Act;

WHEREAS, Seacoast Banking Corporation of Florida (“SBCF”), which owns all of the outstanding shares of Seacoast Bank, and Grand Bankshares, Inc., which owns all of the outstanding shares of Grand Bank, have entered into an Agreement and Plan of Merger (the “Plan of Merger”) which, among other things, contemplates the merger of Grand Bankshares, Inc. with and into SBCF, all subject to the terms and conditions of such Plan of Merger (the “BHC Merger”); and

WHEREAS, each of the Banks is entering this Agreement to provide for the merger of Grand Bank with and into Seacoast Bank, with Seacoast Bank being the surviving corporation of such merger transaction subject to, and as soon as practicable following, the closing of the BHC Merger.

NOW, THEREFORE, for and in consideration of the premises and the mutual promises and agreements herein contained, the parties hereto agree as follows:

SECTION 1

Subject to the terms and conditions of this Agreement and the closing of the BHC Merger, at the Effective Time (as defined below) and pursuant to the Act, Grand Bank shall be merged with and into Seacoast Bank (the “Merger”). Upon consummation of the Merger, Seacoast Bank shall continue its existence as the surviving company and Resulting Bank under the charter of the Resulting Bank and the separate corporate existence of Grand Bank shall cease. The closing of the Merger shall become effective at the time specified in the certificate of merger issued by the Office of the Comptroller of the Currency (the “OCC”) in connection with the Merger (such time when the Merger becomes effective, the “Effective Time”).

SECTION 2

The name of the Resulting Bank shall be “Seacoast National Bank” or such other name as such bank may adopt prior to the Effective Time. The Resulting Bank will exercise trust powers.

SECTION 3

The business of the Resulting Bank shall be that of a national banking association. This business initially shall be conducted by the Resulting Bank at its main office which shall be located at 815 Colorado Avenue, Stuart, FL 34994, as well as all of the banking offices of Seacoast National Bank and the banking offices of Grand Bank that are acquired in the Merger (which such banking offices are set forth on Exhibit A to this Agreement and shall continue to conduct operations after the closing of the Merger as branch offices of Seacoast National Bank). The savings accounts of the Resulting Bank will be issued by the Resulting Bank in accordance with the Act.

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SECTION 4

Immediately upon the Merger becoming effective, the amount of issued and outstanding capital stock of the Resulting Bank shall be the amount of capital stock of Seacoast National Bank issued and outstanding immediately prior to the Merger becoming effective. Preferred stock shall not be issued by the Resulting Bank.

SECTION 5

All assets of Grand Bank and the Resulting Bank, as they exist at the effective time of the Merger, shall pass to and vest in the Resulting Bank without any conveyance or other transfer; and the Resulting Bank shall be considered the same business and corporate entity as each constituent bank with all the rights, powers and duties of each constituent bank and the Resulting Bank shall be responsible for all the liabilities of every kind and description, of each of Grand Bank and the Resulting Bank existing as of the effective time of the Merger, all in accordance with the provisions of the Act.

SECTION 6

Seacoast Bank and Grand Bank shall contribute to the Resulting Bank acceptable assets having a book value, over and above liability to its creditors, in such amounts as set forth on the books of Seacoast Bank and Grand Bank at the time the Merger becomes effective.

SECTION 7

At the effective time of the Merger, each outstanding share of common stock of Grand Bank shall be cancelled with no consideration being paid therefor.

Outstanding certificates representing shares of the common stock of Grand Bank shall, at the effective time of the Merger, be cancelled.

SECTION 8

Upon the Effective Time, the then outstanding shares of the Seacoast Bank Common Stock shall continue to remain outstanding shares of Seacoast Bank Common Stock, all of which shall continue to be owned by SBCF.

SECTION 9

The directors of the Resulting Bank following the Effective Time shall consist of those directors of Seacoast Bank as of the Effective Time, who shall serve until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal. The executive officers of the Resulting Bank following the Effective Time shall consist of those executive officers of Seacoast Bank as of the Effective Time, who shall serve until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

SECTION 10

This Agreement has been approved by SBCF, which owns all of the outstanding shares of Seacoast Bank and by Grand Bankshares, Inc., which owns all of the outstanding shares of Grand Bank.

SECTION 11

This Agreement is also subject to the following terms and conditions:

(a)	The BHC Merger shall have closed and become effective.
(b)	The OCC shall have approved this Agreement and the Merger and shall have issued all other necessary authorizations and approvals for the Merger, and any statutory waiting period shall have expired.

SECTION 12

Each of the Banks hereby invites and authorizes the OCC to examine each of such bank’s records in connection with the Merger.

A-1-2

SECTION 13

Effective as of the time this Merger shall become effective, the Articles of Association and Bylaws of the Resulting Bank shall consist of the Articles of Association and Bylaws of Seacoast Bank as in effect immediately prior to the time this Merger shall become effective.

SECTION 14

This Agreement shall terminate if and at the time of any termination of the Plan of Merger.

SECTION 15

This Agreement embodies the entire agreement and understanding of the Banks with respect to the transactions contemplated hereby, and supersedes all other prior commitments, arrangements or understandings, both oral and written, among the Banks with respect to the subject matter hereof.

The provisions of this Agreement are intended to be interpreted and construed in a manner so as to make such provisions valid, binding and enforceable. In the event that any provision of this Agreement is determined to be partially or wholly invalid, illegal or unenforceable, then such provision shall be deemed to be modified or restricted to the extent necessary to make such provision valid, binding and enforceable, or, if such provision cannot be modified or restricted in a manner so as to make such provision valid, binding and enforceable, then such provision shall be deemed to be excised from this Agreement and the validity, binding effect and enforceability of the remaining provisions of this Agreement shall not be affected or impaired in any manner.

No waiver, amendment, modification or change of any provision of this Agreement shall be effective unless and until made in writing and signed by the Banks. No waiver, forbearance or failure by any Bank of its rights to enforce any provision of this Agreement shall constitute a waiver or estoppel of such Bank’s right to enforce any other provision of this Agreement or a continuing waiver by such Bank of compliance with any provision hereof.

Except to the extent Federal law is applicable hereto, this Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Florida without regard to principles of conflicts of laws.

This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Banks’ respective successors and permitted assigns.

Unless otherwise expressly stated herein, this Agreement shall not benefit or create any right of action in or on behalf of any person or entity other than the Banks.

This Agreement may be executed in counterparts (including by facsimile or optically-scanned electronic mail attachment), each of which shall be deemed to be original, but all of which together shall constitute one and the same instrument.

A-1-3

IN WITNESS WHEREOF, the undersigned have signed this Plan of Merger and Merger Agreement effective as of the date and year first set forth above.

SEACOAST NATIONAL BANK

By:	Dennis S. Hudson III

As its: Chief Executive Officer

GRAND BANK & TRUST OF FLORIDA

By:	J. Russell Greene

As its: President and Chief Executive Officer

A-1-4

EXHIBIT B

FORM OF COMPANY SHAREHOLDER SUPPORT AGREEMENT

THIS SHAREHOLDER SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of March 25, 2015, by and among Seacoast Banking Corporation of Florida, a Florida corporation (“Buyer”), Grand Bankshares, Inc., a Florida corporation (“Seller”), and each of the undersigned (i) directors of Seller and director of Grand Bank & Trust of Florida (“Grand Bank”) that are beneficial owners of any shares of Seller Stock and (ii) executive officers of Seller that are beneficial owners of any shares of Seller Stock (each of (i), and (ii), a “Shareholder,” and collectively, the “Shareholders”).

RECITALS

WHEREAS, the Shareholders desire that Buyer and Seller consummate the transactions (the “Transactions”) set forth in that certain Agreement and Plan of Merger, dated as of March 25, 2015 (as the same may be amended or supplemented, the “Merger Agreement”), by and among Buyer, Seacoast National Bank, Seller and Grand Bank, that provides for, among other things, the merger of Seller with and into Buyer (the “Merger”); and

WHEREAS, the Shareholders, Seller and Buyer are executing this Agreement as an inducement and condition to Buyer entering into, executing and performing the Merger Agreement and consummating the Transactions.

NOW, THEREFORE, in consideration of, and as a material inducement to, entering into and the execution and delivery by Buyer of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1. Representations and Warranties.  Each Shareholder represents and warrants to Buyer severally, but not jointly, as follows:

(a) The Shareholder has voting power over the number of shares (“Shareholder’s Shares”) of the common stock and preferred stock of Seller, par value $0.01 per share (“Seller Stock”), set forth below such Shareholder’s name on the signature page hereof. Except for the Shareholder’s Shares, the Shareholder does not have voting power over any shares of Seller Stock.

(b) This Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder, enforceable in accordance with its terms.

(c) Neither the execution and delivery of this Agreement nor the consummation by the Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Shareholder is a party or bound or to which the Shareholder’s Shares are subject. Consummation by the Shareholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to the Shareholder or the Shareholder’s Shares.

(d) The Shareholder’s Shares and the certificates representing the Shareholder’s Shares are now, and at all times during the term hereof will be, held by the Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all pledges, liens, security interests, claims, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (any such encumbrance, a “Lien”), except for (i) any such Liens arising hereunder, and (ii) Liens, if any, which have been previously disclosed in writing to Buyer and will be satisfied and released at Closing.

(e) The Shareholder understands and acknowledges that Buyer entered into the Merger Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement. The Shareholder acknowledges that the irrevocable proxy set forth in Section 2 of this Agreement is granted in consideration of the execution and delivery of the Merger Agreement by Buyer.

A-2-1

(f) No broker, investment banker, financial adviser or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Shareholder.

(g) The Shareholder represents that there are no outstanding or valid proxies or voting rights given to any Person in connection with Shareholder’s Shares.

2. Voting Agreements.  The Shareholder agrees with, and covenants to, Buyer as follows:

(a) At any meeting of shareholders of Seller called to vote upon the Merger Agreement, the Merger and the Transactions, and at any adjournment or postponement thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger Agreement, the Merger and the Transactions is sought (collectively, the “Shareholders’ Meeting”), the Shareholder shall vote (or cause to be voted) all of the Shareholder’s Shares in favor of the approval of the terms of the Merger Agreement, the Merger and each of the Transactions, and shall not grant any proxies to any third party, except where such proxies are expressly directed to vote in favor of the Merger Agreement, the Merger and the Transactions. The Shareholder hereby waives all notice and publication of notice of any Shareholders’ Meeting to be called or held with respect to the Merger Agreement, the Merger and the Transactions.

(b) At any Shareholders’ Meeting or in any other circumstances upon which their vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) such Shareholder’s Shares against (i) any acquisition proposal, including, without limitation, any merger or exchange agreement or merger or exchange (other than the Merger Agreement, the Merger and the Transactions), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Seller; (ii) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Seller contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iii) any amendment of Seller’s articles of incorporation or bylaws or other proposal or transaction involving Seller or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger Agreement, or any of the Transactions (each of the foregoing in clauses (i), (ii) or (iii) above, a “Competing Transaction”).

Shareholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of Seller, to approve or adopt the Merger Agreement unless this Agreement shall have been terminated in accordance with its terms.

3. Covenants.  The Shareholder agrees with, and covenants to, the Buyer as follows:

(a) Without the prior written consent of Buyer, the Shareholder shall not (i) “Transfer” (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge, transfer, hypothecation or other disposition), or consent to any Transfer of, any or all of the Shareholder’s Shares or any interest therein, (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer of any or all of Shareholder’s Shares or any interest therein, (iii) grant or solicit any proxy, power of attorney or other authorization in or with respect to Shareholder’s Shares, except for this Agreement, (iv) deposit Shareholder’s Shares into a voting trust or enter into any voting agreement, arrangement or understanding with respect to Shareholder’s Shares for any purpose (other than to satisfy its obligations under this Agreement), or (v) initiate a shareholders’ vote or action by consent of Seller’s shareholders with respect to a Competing Transaction. The restriction on the Transfer of the Shareholder’s Shares set forth in this Section 3(a) shall terminate upon the first to occur of (x) the Effective Time of the Merger and the Transactions or (y) the date upon which the Merger Agreement is terminated in accordance with its terms.

(b) The Shareholder hereby waives any rights of appraisal, or rights to dissent from the Merger or the Transactions that such Shareholder may have.

(c) The Shareholder shall not, nor shall it permit any investment banker, attorney or other adviser or representative of the Shareholder to, directly or indirectly, (i) solicit, initiate, induce or knowingly encourage, or knowingly take an action to facilitate the making of the submission of any Competing

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Transaction, or (ii) except as provided in the Merger Agreement, participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transactions, other than the Merger or the Transactions contemplated by the Merger Agreement.

4. Irrevocable Proxy.  Subject to the last sentence of this Section 4, by execution of this Agreement, Shareholder does hereby appoint Buyer with the full power of substitution and resubstitution, as Shareholder’s true and lawful attorney and irrevocable proxy, to the full extent of Shareholder’s rights with respect to Shareholder’s Shares, to vote each of such Shares that Shareholder shall be entitled to so vote with respect to the matters set forth in Section 2 hereof at any meeting of the shareholders of Seller, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of Seller taken by written consent. Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the termination of this Agreement pursuant to the terms of Section 9 hereof and hereby revokes any proxy previously granted by Shareholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the termination of this Agreement.

5. Certain Events.  The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shareholder’s Shares and shall be binding upon any person or entity to which legal or beneficial ownership of Shareholder’s Shares shall pass, whether by operation of law or otherwise, including the Shareholder’s successors or assigns. In the event of any stock split, stock dividend, merger, exchange, reorganization, recapitalization or other change in the capital structure of the Seller affecting the Seller Common Stock, or the acquisition of additional shares of Seller Stock or other voting securities of Seller by Shareholder, the number of shares of Seller Stock subject to the terms of this Agreement shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Seller Stock or other voting securities of the Seller issued to or acquired by the Shareholder.

6. Specific Performance; Remedies; Attorneys’ Fees.  Shareholder acknowledges that it is a condition to the willingness of Buyer to enter into the Merger Agreement that Shareholder execute and deliver this Agreement and that it will be impossible to measure in money the damage to Buyer if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, irreparable damage will occur and Buyer will not have any adequate remedy at law. It is accordingly agreed that Buyer shall be entitled to seek specific performance and injunctive or other equitable relief as a remedy for any such breach or to prevent any breach and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. Seller agrees that it shall not oppose the granting of such relief on the basis that Buyer has an adequate remedy at law. In addition, any third party participating with Shareholder or receiving from Shareholder assistance in violation of this Agreement and of the rights of Buyer hereunder, and any such participation by such third party with Shareholder in activities in violation of the Shareholder’s agreement with Buyer set forth in this Agreement may give rise to claims by Buyer against such third party and Buyer acknowledges that Shareholder may be responsible for any associated liabilities caused by such third party. In any legal action or other proceeding relating to this Agreement and the transactions contemplated hereby or if the enforcement of any provision of this Agreement is brought against either Party, the prevailing Party in such action or proceeding shall be entitled to recover all reasonable expenses relating thereto (including reasonable attorneys’ fees and expenses, court costs and expenses incident to arbitration, appellate and post-judgment proceedings) from the Party against which such action or proceeding is brought, in addition to any other relief to which such prevailing Party may be entitled.

7. Further Assurances.  The Shareholder shall, upon the request of the Buyer, promptly execute and deliver any additional documents and take such further actions as may reasonably be deemed by the Buyer to be necessary or desirable to carry out the provisions hereof and to vest in the Buyer the power to vote such Shareholder’s Shares as contemplated by Section 2 and 4 of this Agreement and the other irrevocable proxies provided herein.

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8. Confidentiality.  The undersigned recognizes and acknowledges that he or she may have access to certain confidential information of the Buyer and its subsidiaries (including that obtained from the Seller and its shareholders in connection with the Transactions), the Seller and its Subsidiaries and their shareholders, including, without limitation, customer lists, information regarding customers, confidential methods of operation, lending, credit information, organization, pricing, mark-ups, commissions and other information and that all such information constitutes valuable, special and unique property of the Buyer, the Seller and the Buyer’s shareholders. All such information, which shall exclude any information that is publicly known or hereafter becomes publicly known other than as a result of any action or omission by the undersigned, is herein referred to as “Confidential Information.” The undersigned will not disclose or directly or indirectly utilize in any manner any such Confidential Information for Shareholder’s own benefit or the benefit of anyone other than the Buyer and/or its shareholders during the term of this Agreement and for a period of two (2) years after the termination of this Agreement pursuant to Section 9; provided that the undersigned may disclose such Confidential Information as required by law, court order or other valid and appropriate legal process.

9. Term of Agreement; Termination.  The term of this Agreement shall commence on the date hereof. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the written consent of the parties hereto, and this Agreement shall be automatically terminated upon either (i) the termination of the Merger Agreement in accordance with its terms, or (ii) the consummation of the Merger. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, that such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.

10. Severability.  In the event that any one or more provisions of this Agreement shall for any reasonable be held invalid, illegal or unenforceable in any respect by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purpose and intents of this Agreement.

11. Miscellaneous.

(a) Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to them in the Merger Agreement. As used herein, the singular shall include the plural and any reference to gender shall include all other genders. The terms “include,” “including” and similar phrases shall mean including without limitation, whether by enumeration or otherwise.

(b) All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by reliable overnight delivery or by facsimile or electronic transmission to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (i) if to the Buyer or Seller, to the addresses set forth in Section 7.9 of the Merger Agreement; and (ii) if to the Shareholder, to its address shown below its signature on the last page hereof.

(c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(d) This Agreement may be executed in two or more counterparts by facsimile or other electronic means, all of which shall be considered and have the same force and effect as one and the same agreement.

(e) This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(f) This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Florida without regard to the applicable conflicts of laws principles thereof.

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(g) If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

(h) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except as expressly contemplated by Section 3(a) of this Agreement. Any assignment in violation of the foregoing shall be void.

(i) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

(j) The parties acknowledge that nothing in this Agreement shall be interpreted to give rise to joint obligations among the Shareholders. No Shareholder shall be deemed to be in breach of this Agreement as a result of the actions of any other Shareholder.

(k) Notwithstanding any other provision of this Agreement, the obligations of the Shareholder under this Agreement shall not be applicable in connection with an Acquisition Transaction that is a Superior Proposal, provided that Seller and its Affiliate have complied with the terms and conditions of the Merger Agreement, including Section 4.5 and 4.12 of the Merger Agreement.

[Signatures on following pages]

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IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Support Agreement as of the day and year first above written.

“SELLER”

GRAND BANKSHARES, INC.

By:	Name: J. Russell Greene Title: President and Chief Executive Officer

“BUYER”

SEACOAST BANKING CORPORATION OF FLORIDA

By:	Name: Dennis S. Hudson, III Title: Chairman and Chief Executive Officer

“SHAREHOLDER”

Name:
Address:

Number of Shares of Common Stock and Preferred Stock Over Which Shareholder Has Voting Power and Capacity of Ownership:

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EXHIBIT C

FORM OF CLAIMS LETTER

March 25, 2015

Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, Florida 34994
Attention: Dennis S. Hudson, III

Gentlemen:

This claims letter (“Claims Letter”) is delivered pursuant to Section 4.17 of that certain Agreement and Plan of Merger, dated as of March 25, 2015 (as the same may be amended or supplemented, the “Merger Agreement”), by and among Seacoast Banking Corporation of Florida, a Florida corporation (“Buyer”), Seacost National Bank, a national banking association and wholly owned subsidiary of Buyer, Grand Bankshares, Inc., a Florida corporation (“Seller”) and Grand Bank & Trust of Florida, a Florida state-chartered bank and wholly owned subsidiary of Seller. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Merger Agreement.

Concerning claims which the undersigned may have against Seller or Buyer or any of their respective Subsidiaries in all capacities, whether as an officer, director, employee, partner, controlling person or Affiliate or otherwise of Seller or any Seller entity, and in consideration of the premises, and the mutual covenants contained herein and in the Merger Agreement and the mutual benefits to be derived hereunder and thereunder, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the undersigned, intending to be legally bound, hereby affirms and agrees to the following in each and every such capacity of the undersigned.

1. Claims.  The undersigned does not have, and is not aware of, any claims he or she might have against Seller or Buyer or any of their respective Subsidiaries, except for: (i) compensation and related benefits for services rendered that have been accrued but not yet paid in the ordinary course of business consistent with past practice; (ii) contract rights, under written loan commitments and agreements between the undersigned and Seller, specifically limited to possible future advances in accordance with the terms of such commitments or agreements; (iii) certificates of deposit and deposit accounts; (iv) fees owed on account of any services rendered by the undersigned that have been accrued but not yet paid in the ordinary course of business consistent with past practice; (v) checks issued by any other depositor of Seller; (vi) any rights that the undersigned has or may have under the Merger Agreement; and (vii) amounts payable to the undersigned pursuant to the Merger Agreement in his or her capacity as a shareholder of Seller.

2. Releases.  Upon the Closing, the undersigned hereby fully, finally and irrevocably releases and forever discharges Seller, Buyer and all other Seller entities and Buyer entities, and their respective directors, officers, employees, agents, attorneys, representatives, Subsidiaries, partners, Affiliates, controlling persons and insurers in their capacities as such, and their respective successors and assigns, and each of them (hereinafter, individually and collectively, the “Releasees”) of and from any and all liabilities, losses, claims, demands, debts, accounts, covenants, agreements, obligations, costs, expenses, actions or causes of action of every nature, character or description, now accrued or which may hereafter accrue, without limitation and whether or not in law, equity or otherwise, based in whole or in part on any known or unknown facts, conduct, activities, transactions, events or occurrences, matured or unmatured, contingent or otherwise, which have or allegedly have existed, occurred, happened, arisen or transpired from the beginning of time to the date of the closing of the transactions contemplated by the Merger Agreement, except for: (i) compensation and related benefits for services rendered that have been accrued but not yet paid in the ordinary course of business consistent with past practice; (ii) contract rights, under written loan commitments and agreements between the undersigned and Seller, specifically limited to possible future advances in accordance with the terms of such commitments or agreements; (iii) certificates of deposit and deposit accounts; (iv) fees owed on account of any services rendered by the undersigned that have been accrued but not yet paid in the ordinary course of business consistent with past practice; (v) checks issued by any other depositor of Seller; (vi) amounts payable to the undersigned pursuant to the Merger Agreement in his or her capacity as a shareholder of Seller; and

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(vii) any rights that the undersigned has or may have under the Merger Agreement (collectively, subject only to the foregoing exceptions (i) – (vii), the “Claims”). The undersigned further irrevocably releases, discharges, and transfers to Buyer, as successor to Seller, respectively, all claims, actions and interests of the undersigned in any Intellectual Property of any nature whatsoever created, developed, registered, licensed or used by or for the undersigned or the Seller or any Seller entity (which shall also be considered to be Claims). The undersigned represents, warrants and covenants that no Claim released herein has been assigned, expressly, impliedly, by operation of law or otherwise, and that all Claims released hereby are owned solely by the undersigned, which has the sole authority to release them.

3. Forbearance.  The undersigned shall forever refrain and forebear from commencing, instituting, prosecuting or making any lawsuit, action, claim or proceeding before or in any court, Regulatory Authority, Governmental Authority, Taxing Authority arbitral or other authority to collect or enforce any Claims which are released and discharged hereby.

4. Miscellaneous.

(a) This Claims Letter shall be governed by, and construed in accordance with, the laws of the State of Florida without regard to conflict of laws principles (other than the choice of law provisions thereof).

(b) This Claims Letter contains the entire agreement between the parties with respect to the Claims released hereby, and such Claims Letter supersedes all prior agreements, arrangements or understandings (written or otherwise) with respect to such Claims, and no representation or warranty, oral or written, express or implied, has been made by or relied upon by any party hereto, except as expressly contained herein, or in the Merger Agreement.

(c) This Claims Letter shall be binding upon and inure to the benefit of the undersigned and the Releasees and their respective heirs, legal representatives, successors and assigns.

(d) In the event that a party seeks to obtain or enforce any right or benefit provided by this Claims Letter through Litigation (as defined in the Merger Agreement), and in the event that such party prevails in any such Litigation pursuant to which an arbitral panel, court or other Governmental Authority issues a final order, judgment, decree or award granting substantially the relief sought, then the prevailing party shall be entitled upon demand to be paid by the other party, all reasonable costs incurred in connection with such Litigation, including the reasonable legal fees and charges of one counsel, provided no party shall be entitled to any punitive or exemplary damages, which are hereby waived.

(e) IN ANY CIVIL ACTION, COUNTERCLAIM, PROCEEDING, OR LITIGATION, WHETHER AT LAW OR IN EQUITY, WHICH ARISES OUT OF, CONCERNS, OR RELATES TO THIS CLAIMS LETTER, ANY AND ALL TRANSACTIONS CONTEMPLATED BY THIS CLAIMS LETTER, THE PERFORMANCE OF THIS CLAIMS LETTER, OR THE RELATIONSHIP CREATED BY THIS CLAIMS LETTER, WHETHER SOUNDING IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE, TRIAL SHALL BE TO A COURT OF COMPETENT JURISDICTION AND NOT TO A JURY. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS CLAIMS LETTER WITH ANY COURT, AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THIS CLAIMS LETTER OF THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. NEITHER PARTY HAS MADE OR RELIED UPON ANY ORAL REPRESENTATIONS TO OR BY ANY OTHER PARTY REGARDING THE ENFORCEABILITY OF THIS PROVISION. EACH PARTY HAS READ AND UNDERSTANDS THE EFFECT OF THIS JURY WAIVER PROVISION. EACH PARTY ACKNOWLEDGES THAT IT HAS BEEN ADVISED BY ITS OWN COUNSEL WITH RESPECT TO THE TRANSACTIONS GOVERNED BY THIS CLAIMS LETTER AND SPECIFICALLY WITH RESPECT TO THE TERMS OF THIS SECTION.

(f) This Claims Letter may not be modified, amended or rescinded except by the written agreement of the undersigned and the Buyer, it being the express understanding of the undersigned and the Releasees that no term hereof may be waived by the action, inaction or course of dealing by or between

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the undersigned or the Releasees, except in strict accordance with this paragraph, and further that the waiver of any breach of this Claims Letter shall not constitute or be construed as the waiver of any other breach of the terms hereof.

(g) The undersigned represents, warrants and covenants that he or she is fully aware of his or her rights to discuss any and all aspects of this matter with any attorney he or she chooses, and that the undersigned has carefully read and fully understands all the provisions of this Claims Letter, and that the undersigned is voluntarily entering into this Claims Letter.

(h) This Claims Letter shall become effective upon the consummation of the Merger, and its operation to extinguish all of the Claims released hereby is not dependent on or affected by the performance or non-performance of any future act by the undersigned or the Releasees.

[Signatures on following page.]

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Sincerely,

Signature of Officer or Director

Printed Name of Officer or Director

On behalf of Releasees, the undersigned thereunto duly authorized, acknowledges receipt of this letter as of March   , 2015.

SEACOAST BANKING CORPORATION OF FLORIDA

BY:	Name: Dennis S. Hudson, III Title: Chairman and Chief Executive Officer

[Signature Page to Claims Letter]

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EXHIBIT D

FORM OF RESTRICTIVE COVENANT AGREEMENT

THIS RESTRICTIVE COVENANT AGREEMENT (the “Agreement”) is made and entered into as of March 25, 2015, by and between Seacoast Banking Corporation of Florida, a Florida corporation (“Buyer”), and the undersigned director (“Director”) of Grand Bankshares, Inc., a Florida corporation (“Holding”) and/or Grand Bank & Trust of Florida, a Florida bank and wholly owned subsidiary of Holding (“Merger Sub” and collectively with Holding, “Seller”) and shall become effective as of the Effective Time of the Merger as provided in the Merger Agreement (defined below).

WHEREAS, Buyer, Seacoast National Bank, a national banking association and wholly owned subsidiary of Buyer (“SNB”), Merger Sub and Seller are parties to that certain Agreement and Plan of Merger, dated as of March 25, 2015, as the same may be amended or supplemented (the “Merger Agreement”), that provides for, among other things, the merger of Seller with and into Buyer, and the subsequent merger of Merger Sub with and into SNB (the “Merger”);

WHEREAS, Director is a shareholder and director of Seller and, as a result of the Merger and pursuant to the transactions contemplated by the Merger Agreement, Director or an Affiliate of Director is expected to receive Merger Consideration in exchange for the shares of Holding Common Stock or Holding Preferred Stock, as applicable, held by Director and/or the Director’s Affiliate;

WHEREAS, prior to the date hereof, Director has served as a member of the Board of Directors of Seller, and, therefore, Director has knowledge of the Confidential Information (hereinafter defined);

WHEREAS, as a result of the Merger, Buyer will succeed to all of the Confidential Information, for which Buyer, as of the Effective Time, will have paid valuable considerations and desires reasonable protection; and

WHEREAS, the Merger Agreement contemplates that, upon the execution and delivery of the Merger Agreement by Seller, as a condition and inducement to the willingness of Buyer and SNB to enter into the Merger Agreement, Director will enter into and perform this Agreement.

NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, including, without limitation, the Merger Consideration to be received by Director and/or the Director’s Affiliate, the sufficiency and receipt of which are hereby acknowledged, the parties hereto, intending to be legally bound, covenant and agree as follows:

1. Certain Definitions.

(a) “Affiliated Company” means any company or entity controlled by, controlling or under common control with Buyer or Seller.

(b) “Confidential Information” means all information regarding Seller, Buyer and their Affiliated Companies and any of their respective activities, businesses or customers that is not generally known to persons not employed by Seller, Buyer or their respective Affiliated Companies, and that is not generally disclosed publicly to persons not employed by Seller, Buyer or their respective Affiliated Companies (except to applicable regulatory authorities and/or pursuant to confidential or other relationships where there is no expectation of public disclosure or use by third Persons). “Confidential Information” shall include, without limitation, all customer information, customer lists, confidential methods of operation, lending and credit information, commissions, mark-ups, product/service formulas, information concerning techniques for use and integration of websites and other products/services, current and future development and expansion or contraction plans of Seller, Buyer or their respective Affiliated Companies, sale/acquisition plans and contacts, marketing plans and contacts, information concerning the legal affairs of and information concerning the pricing of products and services, strategy, tactics and financial affairs of Seller, Buyer or their respective Affiliated Companies. “Confidential Information” also includes any “confidential information,” “trade secrets” or any equivalent term under any applicable federal, state or local law. “Confidential Information” shall not include information that (i) has become generally available to the public by the act of one who has the right to disclose such information without violating any right or privilege of Seller or Buyer or their respective Affiliated Companies or any duty owed to any

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of them; or (ii) is independently developed by a person or entity without reference to or use of Confidential Information. Director acknowledges and agrees that the trading in Buyer or Seller securities using Confidential Information or other non-public information may violate federal and state securities laws.

(c) Capitalized terms used but not defined herein shall have the same meanings provided in the Merger Agreement.

2. Restrictive Covenants.

(a) Nondisclosure of Confidential Information.  From and after the Effective Time, Director shall not directly or indirectly transmit or disclose any Confidential Information to any Person, or use or permit others to use any such Confidential Information, directly or indirectly, for any purpose for so long as such information remains Confidential Information, without the prior express written consent of the Chief Executive Officer of Buyer, which consent may be withheld in the sole discretion of Buyer’s Chief Executive Officer. Anything herein to the contrary notwithstanding, Director shall not be restricted from disclosing information that is required to be disclosed by law, court order or other valid and appropriate legal process; provided, however, that in the event such disclosure is required by law, Director shall (i) if allowed by law or legal process, provide Buyer with prompt notice of such requirement so that Buyer may seek an appropriate protective order prior to any such required disclosure by Director; and (ii) use commercially reasonable efforts to obtain assurances that any Confidential Information disclosed will be accorded confidential treatment; provided, further, that no such notice or efforts shall be required in connection with any routine audit or investigation by any Governmental Authority or Taxing Authority that does not expressly reference Seller, Buyer or any of their Affiliated Companies. If, in the absence of a required waiver or protective order, Director is nonetheless, in the opinion of his counsel, required to disclose Confidential Information, disclosure may be made only as to that portion of the Confidential Information that counsel advises Director is required to be disclosed.

(b) Nonrecruitment of Employees.  Director hereby agrees that, for two (2) years following the Effective Time, Director shall not, without the prior written consent of the Buyer’s Chief Executive Officer, which consent may be withheld at the sole discretion of the Buyer’s Chief Executive Officer, directly or indirectly solicit or recruit or attempt to solicit or recruit for employment or encourage to leave employment with Buyer or any of its Affiliated Companies, on his own behalf or on behalf of any other Person, (i) any then-current employee of Buyer or any of its Affiliated Companies or (ii) any employee of Seller who worked at Seller or any of its Affiliated Companies during Director’s services as a director of Seller or any Seller Affiliated Company and who has not ceased employment for a minimum of a six month period with Buyer, Seller, or any Affiliated Companies, as applicable. It is acknowledged that general advertisements shall not be deemed to violate this provision.

(c) Nonsolicitation of Customers.  Director hereby agrees that, for two (2) years following the Effective Time, Director shall not, without the prior written consent of the Buyer’s Chief Executive Officer, which consent may be withheld at the sole discretion of Buyer’s Chief Executive Officer, directly or indirectly, on behalf of himself or of anyone other than Seller, Buyer or any Affiliated Company, in the Restricted Area (as defined in Section 2(d) below), solicit or attempt to solicit any customer or client of Seller for the purpose of either (i) providing any Business Activities (as defined in Section 2(d)) or (ii) inducing such customer or client to cease, reduce, restrict or divert its business with Seller, Buyer or any Affiliated Company. It is acknowledged that general advertisements shall not be deemed to violate this provision. It is further acknowledged that this provision shall not apply to the activities of a financial institution for which Director serves as a member of the board of directors as of the date hereof.

(d) Noncompetition.  Director hereby agrees that, for two (2) years following the Effective Time, Director shall not, without the prior written consent of Buyer’s Chief Executive Officer, which consent may be withheld at the sole discretion of Buyer’s Chief Executive Officer, prepare or apply to commence, or engage or participate in, Business Activities with, for or on behalf of any other financial institution as an officer, director, manager, owner, partner, joint venture, consultant, independent contractor, employee, or shareholder of, or on behalf of any other Person, business or enterprise that competes in the Restricted Area with the Buyer and its Affiliated Companies with respect to Business Activities. For purposes of this

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Agreement, “Business Activities” shall be any business activities conducted by Buyer, Seller or any of their Affiliated Companies, which consist of commercial or consumer loans and extensions of credit, letters of credit, commercial and consumer deposits and deposit accounts, securities repurchase agreements and sweep accounts, cash management services, money transfer and bill payment services, internet or electronic banking, automated teller machines, IRA and retirement accounts, mortgage loans, and home equity lines of credit. For avoidance of doubt, nothing in this Section 2(d) shall prohibit a Director from providing services that the Director provides as of the date of this Agreement as well as services that the Director has provided prior to the date of this Agreement as a part of such Director’s current business to any entity which engages in Business Activities within the Restricted Area. For purposes of this Agreement, the “Restricted Area” shall mean Brevard, DeSoto, Glades, Hendry, Highlands, Indian River, Lake, Martin, Okeechobee, Orange, Palm Beach, Seminole, St. Lucie and Volusia counties in Florida. Nothing in this Section 2(d) shall prohibit Director from acquiring or holding, for investment purposes only, less than five percent (5%) of the outstanding securities of any public company business organization which may compete directly or indirectly with Seller, Buyer or any of their Affiliated Companies. Nothing in this Agreement shall prohibit a Director or any of such Director’s Affiliated Companies from continuing to hold outstanding securities held by the Director and any Affiliated Company as of the date of this Agreement and which engages in Business Activities.

(e) Enforceability of Covenants.  Director acknowledges and agrees that the covenants in this Agreement are direct consideration for a sale of a business and should be governed by standards applicable to restrictive covenants entered into in connection with a sale of a business. Director acknowledges that each of Buyer and its Affiliated Companies have a current and future expectation of business within the Restricted Area and from the current and proposed customers of Seller that are derived from the acquisition of Seller by Buyer. Director acknowledges that the term, geographic area, and scope of the covenants set forth in this Agreement are reasonable, and agrees that he will not, in any action, suit or other proceeding, deny the reasonableness of, or assert the unreasonableness of, the premises, consideration or scope of the covenants set forth herein. Director agrees that his position as a director of Seller involves duties and authority relating to all aspects of the Business Activities and all of the Restricted Area. Director further acknowledges that complying with the provisions contained in this Agreement will not preclude him from engaging in a lawful profession, trade or business, or from becoming gainfully employed. Director and Buyer agree that Director’s obligations under the above covenants are separate and distinct under this Agreement, and the failure or alleged failure of the Buyer to perform its obligations under any other provisions of this Agreement shall not constitute a defense to the enforceability of this covenant. Director and Buyer agree that if any portion of the foregoing provisions is deemed to be unenforceable because the geography, time or scope of activities restricted is deemed to be too broad, the court shall be authorized to substitute for the overbroad term an enforceable term that will enable the enforcement of the covenants to the maximum extent possible under applicable law. Director acknowledges and agrees that any breach or threatened breach of this covenant will result in irreparable damage and injury to the Buyer and its Affiliated Companies and that damages arising out of such breach would be difficult to ascertain. Director hereby agrees that, in addition to all other remedies provided at law or in equity, Buyer will be entitled to exercise all rights including, without limitation, obtaining one or more temporary restraining orders, injunctive relief and other equitable relief, including specific performance in the event of any breach or threatened breach of this Agreement, without the necessity of posting any bond or security (all of which are waived by the Director), and to exercise all other rights or remedies, at law or in equity, including, without limitation, the rights to damages.

3. Successors.

(a) This Agreement is personal to Director, is not assignable by Director, and none of Director’s duties hereunder may be delegated.

(b) This Agreement may be assigned by, and shall be binding upon and inure to the benefit of the Buyer and any of its Affiliated Companies and their successors and assigns.

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4. Miscellaneous.

(a) Waiver.  No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by Director and Buyer. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of dissimilar provisions or conditions at the same or any prior subsequent time.

(b) Severability.  If any provision or covenant, or any part thereof, of this Agreement should be held by any court to be invalid, illegal or unenforceable, either in whole or in part, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of the remaining provisions or covenants, or any part thereof, of this Agreement, all of which shall remain in full force and effect. In the event that a Party seeks to obtain or enforce any right or benefit provided by this Agreement through Litigation (as defined in the Merger Agreement), and in the event that such Party prevails in any such Litigation pursuant to which an arbitral panel, court or other Governmental Authority issues a final order, judgment, decree or award granting substantially the relief sought, then the prevailing party shall be entitled upon demand to be paid by the other party, all reasonable costs incurred in connection with such Litigation, including the reasonable legal fees and charges of one counsel, provided no party shall be entitled to any punitive or exemplary damages, which are hereby waived.

(c) Governing Law and Forum Selection.  Buyer and Director agree that this Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Florida without giving effect to its conflicts of law principles. Director agrees that any action to enforce this Agreement, as well as any action relating to or arising out of this Agreement, shall be filed only in the state courts of Martin County, Florida. With respect to any such court action, Director hereby (i) irrevocably submits to the personal jurisdiction of such courts; (ii) consents to service of process; (iii) consents to venue; and (iv) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction, service of process, or venue. Both parties hereto further agree that the state courts of Martin County, Florida are convenient forums for any dispute that may arise herefrom and that neither party shall raise as a defense that such courts are not convenient forums.

(d) Notices.  All notice, consent, demand, request or other communication given to a party hereto in connection with this Agreement shall be in writing and shall be deemed to have been given such party (i) when delivered personally to such party or (ii) provided that a written acknowledgement of receipt is obtained, five (5) days after being sent by prepaid certified or registered mail or two (2) days after being sent by a nationally recognized overnight courier, to the address (if any) specified below for such party (or to such other address at such party shall have specified by ten (10) days’ advance notice given in accordance with this Section 4(d), or (iii) in the case of Buyer only, on the first business day after it is sent by electronic transmission or facsimile to the facsimile number set forth below (or to other such facsimile number as shall have specified by ten (10) days’ advance notice given in accordance with this Section 4(d)), with a confirmation copy sent by certified or registered mail or by overnight courier in accordance with this Section 4(d).

To Buyer:	Seacoast Banking Corporation of Florida 815 Colorado Avenue Stuart, Florida 34994 Facsimile Number: (XXX) XXX-XXXX Attention: Dennis S. Hudson, III
To Director:	To the address set forth under such Director’s name on the signature page of this Agreement

Any party may change the address to which notices, requests, demands and other communications shall be delivered or mailed by giving notice thereof to the other party in the same manner provided herein.

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(e) Amendments and Modifications.  This Agreement may be amended or modified only by a writing signed by both parties hereto, which makes specific reference to this Agreement.

(f) Entire Agreement.  Except as provided herein, this Agreement contains the entire agreement between Buyer and Director with respect to the subject matter hereof and, from and after the date hereof, this Agreement shall supersede any prior agreement, understanding and arrangement, oral or written, between the parties with respect to the subject matter hereof.

(g) Counterparts, etc.  This Agreement may be executed in identical counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. A facsimile signature shall constitute and have the same force and effect as an original signature for all purposes under this Agreement.

(h) Termination.  If the Merger Agreement is terminated in accordance with Article 6 thereof, this Agreement shall become null and void.

[Signatures on following page]

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date first above written.

BUYER:

SEACOAST BANKING CORPORATION OF FLORIDA

By:	Name: Dennis S. Hudson, III Title: Chairman and Chief Executive Officer

DIRECTOR:

Name:
Address:

[Signature Page to Restrictive Covenant Agreement]

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APPENDIX B

7205 W. Central Avenue
Toledo, Ohio 43617
P 419.841.8521

www.austinassociates.com

March 25, 2015

Board of Directors
Grand Bankshares, Inc.
2055 Palm Beach Lakes Blvd.
West Palm Beach, FL 33409

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Grand Bankshares, Inc. (“Grand”) and its shareholders, of the terms of the Agreement and Plan of Merger dated as of March 25, 2015 (the “Agreement”) by and between Seacoast Banking Corporation of Florida (“SBC”) and Grand. The Agreement provides for the merger of Grand with and into SBC, with SBC being the surviving company. Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement.

The financial terms of the Agreement provide for the exchange of SBC Common Stock for each share of Grand Common Stock and each share of Grand Preferred A Stock based on the Exchange Ratio (the “Stock Consideration”). The Exchange Ratio will be fixed at 0.3114. Grand has 3,266,481 shares of common stock and 235,421 shares of Preferred A Stock outstanding. As a result, a total of 1,090,492 shares of SBC Common Stock will be issued. In addition, each of the 1,481 shares of Grand Preferred B Stock will receive cash payment of $1,000. The total Preferred B Consideration will be $1,481,000.

Austin Associates, LLC (“Austin”) as part of its investment banking practice is customarily engaged in advising and valuing financial institutions in connection with mergers and acquisitions and other corporate transactions. In connection with rendering our opinion set forth herein, we have reviewed among other things:

(i)	the Agreement dated as of March 25, 2015;
(ii)	certain publicly available financial statements and other historical financial information of Grand and SBC that we deemed relevant;
(iii)	certain non-public internal financial and operating data of Grand and SBC that were prepared and provided to us by the respective management of Grand and SBC;
(iv)	internal financial projections for Grand and SBC for the year ending December 31, 2015 prepared by and reviewed with management of Grand and SBC;
(v)	financial analysis and presentation materials prepared by Hovde Group, LLC (Grand’s financial advisor) to Grand’s Board of Directors;
(vi)	the pro forma financial impact of the Merger on SBC, based on assumptions relating to transaction expenses, preliminary purchase accounting adjustments and cost savings as discussed with representatives of SBC;

Board of Directors
March 25, 2015

(vii)	publicly reported historical price and trading activity for SBC’s common stock, including an analysis of certain financial and stock market information of SBC compared to certain other publicly traded companies;
(viii)	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;
(ix)	the current market environment generally and the banking environment in particular; and,
(x)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.

We also discussed with certain members of senior management of Grand the business, financial condition, results of operations and prospects of Grand, including certain operating, regulatory and other financial matters. We held similar discussions with senior management of SBC regarding the business, financial condition, results of operations and prospects of SBC.

Management of Grand and SBC, respectively, have represented that there has been no material adverse change in their respective company’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Grand and SBC will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement are true and correct, that each party to the Agreement will perform all of the covenants required to be performed by such party under the Agreement, and that the conditions precedent in the Agreement are not waived. Finally, we have relied upon the advice Grand has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

In our review and analysis, we relied upon and assumed the accuracy and completeness of the information provided to us or publicly available, and have not attempted to verify the same. As part of the due diligence process we made no independent verification as to the status and value of Grand’s or SBC’s assets, including the value of the loan portfolio and allowance for loan and lease losses, and have instead relied upon representations and information concerning the value of assets and the adequacy of reserves of both companies in the aggregate. In addition, we have assumed in the course of obtaining the necessary approvals for the transaction, no condition will be imposed that will have a material adverse effect on the contemplated benefits of the transaction to Grand and its shareholders.

This opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof. This opinion is limited to the fairness, from a financial point of view, to Grand and its shareholders of the terms of the Agreement, and does not address the underlying business decision by the Board of Directors to pursue the Merger.

Board of Directors
March 25, 2015

As part of the engagement, Austin reserves the right to review any public disclosures describing this fairness opinion or its firm. In addition, Company agreed to indemnify Austin against certain liabilities. None of Austin’s fee is contingent upon closing of the Merger.

Based upon our analysis and subject to the qualifications described herein, we believe that as of the date of this letter, the terms of the Agreement are fair, from a financial point of view, to Grand Bankshares, Inc. and its shareholders.

Respectfully,

Austin Associates, LLC

APPENDIX C

607.1301 Appraisal rights; definitions. — The following definitions apply to ss. 607.1302-607.1333:

(1) “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of s. 607.1302(2)(d), a person is deemed to be an affiliate of its senior executives.

(2) “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in ss. 607.1322-607.1333, includes the surviving entity in a merger.

(4) “Fair value” means the value of the corporation’s shares determined:

(a) Immediately before the effectuation of the corporate action to which the shareholder objects.

(b) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.

(c) For a corporation with 10 or fewer shareholders, without discounting for lack of marketability or minority status.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6) “Preferred shares” means a class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(7) “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(9) “Shareholder” means both a record shareholder and a beneficial shareholder.

History. — s. 118, ch. 89-154; s. 21, ch. 2003-283; s. 2, ch. 2005-267.

607.1302 Right of shareholders to appraisal. —

(1) A shareholder of a domestic corporation is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(a) Consummation of a conversion of such corporation pursuant to s. 607.1112 if shareholder approval is required for the conversion and the shareholder is entitled to vote on the conversion under ss. 607.1103 and 607.1112(6), or the consummation of a merger to which such corporation is a party if shareholder approval is required for the merger under s. 607.1103 and the shareholder is entitled to vote on the merger or if such corporation is a subsidiary and the merger is governed by s. 607.1104;

(b) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(c) Consummation of a disposition of assets pursuant to s. 607.1202 if the shareholder is entitled to vote on the disposition, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d) An amendment of the articles of incorporation with respect to the class or series of shares which reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

(e) Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval; or

(f) With regard to a class of shares prescribed in the articles of incorporation prior to October 1, 2003, including any shares within that class subsequently authorized by amendment, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1. Altering or abolishing any preemptive rights attached to any of his or her shares;

2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4. Reducing the stated redemption price of any of the shareholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5. Making noncumulative, in whole or in part, dividends of any of the shareholder’s preferred shares which had theretofore been cumulative;

6. Reducing the stated dividend preference of any of the shareholder’s preferred shares; or

7. Reducing any stated preferential amount payable on any of the shareholder’s preferred shares upon voluntary or involuntary liquidation.

(2) Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), and (d) shall be limited in accordance with the following provisions:

(a) Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

1. Listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

2. Not so listed or designated, but has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

(b) The applicability of paragraph (a) shall be determined as of:

1. The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

2. If there will be no meeting of shareholders, the close of business on the day on which the board of directors adopts the resolution recommending such corporate action.

(c) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (a) at the time the corporate action becomes effective.

(d) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares if:

1. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

a. Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within 1 year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

b. Directly or indirectly has, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

2. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

a. Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

b. Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in s. 607.0832; or

c. In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(e) For the purposes of paragraph (d) only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the recordholder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(3) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within 1 year of that date if such action would otherwise afford appraisal rights.

(4) A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

(a) Was not effectuated in accordance with the applicable provisions of this section or the corporation’s articles of incorporation, bylaws, or board of directors’ resolution authorizing the corporate action; or

(b) Was procured as a result of fraud or material misrepresentation.

History. — s. 119, ch. 89-154; s. 5, ch. 94-327; s. 31, ch. 97-102; s. 22, ch. 2003-283; s. 1, ch. 2004-378; s. 3, ch. 2005-267.

607.1303 Assertion of rights by nominees and beneficial owners. —

(1) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(2) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(a) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in s. 607.1322(2)(b)2.

(b) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

History. — s. 23, ch. 2003-283.

607.1320 Notice of appraisal rights. —

(1) If proposed corporate action described in s. 607.1302(1) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of ss. 607.1301-607.1333 must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(2) In a merger pursuant to s. 607.1104, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in s. 607.1322.

(3) If the proposed corporate action described in s. 607.1302(1) is to be approved other than by a shareholders’ meeting, the notice referred to in subsection (1) must be sent to all shareholders at the time that consents are first solicited pursuant to s. 607.0704, whether or not consents are solicited from all shareholders, and include the materials described in s. 607.1322.

History. — s. 120, ch. 89-154; s. 35, ch. 93-281; s. 32, ch. 97-102; s. 24, ch. 2003-283.

607.1321 Notice of intent to demand payment. —

(1) If proposed corporate action requiring appraisal rights under s. 607.1302 is submitted to a vote at a shareholders’ meeting, or is submitted to a shareholder pursuant to a consent vote under s. 607.0704, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(a) Must deliver to the corporation before the vote is taken, or within 20 days after receiving the notice pursuant to s. 607.1320(3) if action is to be taken without a shareholder meeting, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(b) Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment under this chapter.

History. — s. 25, ch. 2003-283; s. 7, ch. 2004-378.

607.1322 Appraisal notice and form. —

(1) If proposed corporate action requiring appraisal rights under s. 607.1302(1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of s. 607.1321. In the case of a merger under s. 607.1104, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(2) The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(a) Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:

1. The shareholder’s name and address.

2. The number, classes, and series of shares as to which the shareholder asserts appraisal rights.

3. That the shareholder did not vote for the transaction.

4. Whether the shareholder accepts the corporation’s offer as stated in subparagraph (b)4.

5. If the offer is not accepted, the shareholder’s estimated fair value of the shares and a demand for payment of the shareholder’s estimated value plus interest.

(b) State:

1. Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph 2.

2. A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (1) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

3. The corporation’s estimate of the fair value of the shares.

4. An offer to each shareholder who is entitled to appraisal rights to pay the corporation’s estimate of fair value set forth in subparagraph 3.

5. That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2., the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

6. The date by which the notice to withdraw under s. 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.

(c) Be accompanied by:

1. Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation’s appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any.

2. A copy of ss. 607.1301-607.1333.

History. — s. 26, ch. 2003-283.

607.1323 Perfection of rights; right to withdraw. —

(1) A shareholder who wishes to exercise appraisal rights must execute and return the form received pursuant to s. 607.1322(1) and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to s. 607.1322(2)(b)2. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).

(2) A shareholder who has complied with subsection (1) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to s. 607.1322(2)(b)6. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(3) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates if required, each by the date set forth in the notice described in subsection (2), shall not be entitled to payment under this chapter.

History. — s. 27, ch. 2003-283.

607.1324 Shareholder’s acceptance of corporation’s offer. —

(1) If the shareholder states on the form provided in s. 607.1322(1) that the shareholder accepts the offer of the corporation to pay the corporation’s estimated fair value for the shares, the corporation shall make such payment to the shareholder within 90 days after the corporation’s receipt of the form from the shareholder.

(2) Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares.

History. — s. 28, ch. 2003-283.

607.1326 Procedure if shareholder is dissatisfied with offer. —

(1) A shareholder who is dissatisfied with the corporation’s offer as set forth pursuant to s. 607.1322(2)(b)4. must notify the corporation on the form provided pursuant to s. 607.1322(1) of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest.

(2) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (1) within the timeframe set forth in s. 607.1322(2)(b)2. waives the right to demand payment under this section and shall be entitled only to the payment offered by the corporation pursuant to s. 607.1322(2)(b)4.

History. — s. 29, ch. 2003-283.

607.1330 Court action. —

(1) If a shareholder makes demand for payment under s. 607.1326 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, any shareholder who has made a demand pursuant to s. 607.1326 may commence the proceeding in the name of the corporation.

(2) The proceeding shall be commenced in the appropriate court of the county in which the corporation’s principal office, or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, the proceeding shall be commenced in the county in this state in which the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(3) All shareholders, whether or not residents of this state, whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each shareholder party who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident shareholder party by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. If it so elects, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them or in any amendment to the order. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

(5) Each shareholder made a party to the proceeding is entitled to judgment for the amount of the fair value of such shareholder’s shares, plus interest, as found by the court.

(6) The corporation shall pay each such shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the shareholder shall cease to have any interest in the shares.

History. — s. 2, ch. 2004-378.

607.1331 Court costs and counsel fees. —

(1) The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(2) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with ss. 607.1320 and 607.1322; or

(b) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(3) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(4) To the extent the corporation fails to make a required payment pursuant to s. 607.1324, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

History. — s. 30, ch. 2003-283; s. 98, ch. 2004-5.

607.1332 Disposition of acquired shares. —

Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the surviving corporation into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

History. — s. 31, ch. 2003-283.

607.1333 Limitation on corporate payment. —

(1) No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of s. 607.06401. In such event, the shareholder shall, at the shareholder’s option:

(a) Withdraw his or her notice of intent to assert appraisal rights, which shall in such event be deemed withdrawn with the consent of the corporation; or

(b) Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if it is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.

(2) The shareholder shall exercise the option under paragraph (1)(a) or paragraph (b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.

History. — s. 32, ch. 2003-283.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers of Seacoast

The Florida Business Corporation Act, as amended, or the “FBCA,” permits, under certain circumstances, the indemnification of officers, directors, employees and agents of a corporation with respect to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person was or is a party or is threatened to be made a party, by reason of his or her being an officer, director, employee or agent of the corporation, or is or was serving at the request of, such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding, including appeals thereof; provided, however, that the officer, director, employee or agent acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any such third-party action by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person (i) did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or (ii) with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

In the case of proceedings by or in the right of the corporation, the FBCA permits for indemnification of any person by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of, such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding, including appeals thereof; provided, however, that the officer, director, employee or agent acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification is made where such person is adjudged liable, unless a court of competent jurisdiction determines that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

To the extent that such person is successful on the merits or otherwise in defending against any such proceeding, Florida law provides that he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

Our Bylaws contain indemnification provisions similar to the FBCA, and further provide that we may purchase and maintain insurance on behalf of directors, officers, employees and agents in their capacities as such, or serving at the request of the corporation, against any liabilities asserted against such persons whether or not we would have the power to indemnify such persons against such liability under our Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

(a) List of Exhibits

Exhibit 2.1	—	Agreement and Plan of Merger, dated March 25, 2015, by and between Seacoast Banking Corporation of Florida, Seacoast National Bank, Grand Bankshares, Inc. and Grand Bank & Trust of Florida (attached as Appendix A to the proxy statement/prospectus).
Certain exhibits and schedules to the Agreement and Plan of Merger have been omitted. Such exhibits and schedules are described in the Agreement and Plan of Merger. Seacoast Banking Corporation of Florida hereby agrees to furnish to the Securities and Exchange Commission, upon its request, any or all of such omitted exhibits and schedules.

Exhibit 3.1.1	—	Amended and Restated Articles of Incorporation (incorporated herein by reference from Exhibit 3.1 to Seacoast’s Quarterly Report on Form 10-Q, filed May 10, 2006).
Exhibit 3.1.2	—	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated herein by reference from Exhibit 3.1 to Seacoast’s Form 8-K, filed December 23, 2008).
Exhibit 3.1.3	—	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated herein by reference from Exhibit 3.4 to Seacoast’s Form S-1, filed June 22, 2009).
Exhibit 3.1.4	—	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated herein by reference from Exhibit 3.1 to Seacoast’s Form 8-K, filed July 20, 2009).
Exhibit 3.1.5	—	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated herein by reference from Exhibit 3.1 to Seacoast’s Form 8-K, filed December 3, 2009).
Exhibit 3.1.6	—	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated herein by reference from Exhibit 3.1 to Seacoast’s Form 8-K/A, filed July 14, 2010).
Exhibit 3.1.7	—	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated herein by reference from Exhibit 3.1 to Seacoast’s Form 8-K, filed June 25, 2010).
Exhibit 3.1.8	—	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated herein by reference from Exhibit 3.1 to Seacoast’s Form 8-K, filed June 1, 2011).
Exhibit 3.1.9	—	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated herein by reference from Exhibit 3.1 to Seacoast’s Form 8-K, filed December 13, 2013).
Exhibit 3.2	—	Amended and Restated By-laws of the Corporation (incorporated herein by reference from Exhibit 3.2 to Seacoast’s Form 8-K, filed December 21, 2007).
Exhibit 4.1	—	Specimen Common Stock Certificate (incorporated herein by reference from Exhibit 4.1 to Seacoast’s Form 10-K, filed March, 17, 2014).
Exhibit 5.1	—	Legal Opinion of Alston & Bird, LLP (to be filed by amendment).
Exhibit 8.1	—	Tax Opinion of Alston & Bird, LLP (to be filed by amendment).
Exhibit 8.2	—	Tax Opinion of Hacker Johnson & Smith P.A. (to be filed by amendment).
Exhibit 21.1	—	Subsidiaries of the Registrant (incorporated herein by reference from Exhibit 21 Seacoast’s Form 10-K, filed March 16, 2015.
Exhibit 23.1	—	Consent of Alston & Bird (to be filed by amendment).
Exhibit 23.2	—	Consent of KPMG LLP
Exhibit 23.3	—	Consent of Crowe Horwath LLP
Exhibit 24	—	Power of Attorney (included in signature page)
Exhibit 99.1	—	Form of Proxy to be used at Grand Bankshares, Inc. Special Shareholders Meeting (to be filed by amendment).
Exhibit 99.2	—	Consent of Austin Associates LLC.

(b) Financial Statement Schedules

None. All other schedules for which provision is made in Regulation S-X of the Securities and Exchange Commission are not required under the related restrictions or are inapplicable, and, therefore, have been omitted.

(c) Opinion of Financial Advisors

Furnished as Appendix B to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4.

Item 22. Undertakings.

The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stuart and State of Florida, on May 4, 2015.

SEACOAST BANKING CORPORATION OF FLORIDA

By:	/s/ Dennis S. Hudson, III Name: Dennis S. Hudson, III Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dennis S. Hudson, III his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement and to sign any registration statement (and any post-effective amendments thereto) effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that said attorney-in-fact, agent or his substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dennis S. Hudson, III Dennis S. Hudson, III	Chairman of the Board of Directors, Chief Executive Officer and Director (principal executive officer)	May 4, 2015
/s/ Stephen A. Fowle Stephen A. Fowle	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	May 4, 2015
/s/ Dennis J. Arczynski Dennis J. Arczynski	Director	May 4, 2015
/s/ Stephen E. Bohner Stephen E. Bohner	Director	May 4, 2015
/s/ T. Michael Crook T. Michael Crook	Director	May 4, 2015
/s/ H. Gilbert Culbreth, Jr. H. Gilbert Culbreth, Jr.	Director	May 4, 2015
/s/ Julie H. Daum Julie H. Daum	Director	May 4, 2015
/s/ Christopher E. Fogal Christopher E. Fogal	Director	May 4, 2015
/s/ Maryann Goebel Maryann B. Goebel	Director	May 4, 2015

Signature	Title	Date
/s/ Roger O. Goldman Roger O. Goldman	Director	May 4, 2015
/s/ Robert B. Goldstein Robert B. Goldstein	Director	May 4, 2015
/s/ Dale M. Hudson Dale M. Hudson	Director	May 4, 2015
/s/ Dennis S. Hudson, Jr. Dennis S. Hudson, Jr.	Director	May 4, 2015
/s/ Thomas E. Rossin Thomas E. Rossin	Director	May 4, 2015
/s/ Edwin E. Walpole, III Edwin E. Walpole, III	Director	May 4, 2015